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Table of Contents

As filed with the Securities and Exchange Commission on December 21, 2005

Registration No. 333-129526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLAYTON HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	7389 (Primary Standard Industrial Classification Code Number)	20-2660764 (I.R.S. Employer Identification Number)

2 Corporate Drive
Shelton, Connecticut 06484
(203) 926-5600
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Frank P. Filipps
Chairman and Chief Executive Officer
Clayton Holdings, Inc.
2 Corporate Drive
Shelton, Connecticut 06484
(203) 926-5600
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John R. LeClaire, Esq. Michael S. Turner, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Chris E. Abbinante, Esq. Sidley Austin Brown & Wood LLP One S. Dearborn Street Chicago, Illinois 60603 (312) 853-7000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

SUBJECT TO COMPLETION, DATED DECEMBER 21, 2005

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                    Shares

Common Stock

        Clayton Holdings, Inc. is offering            shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                  and $                  per share. After the offering, the market price for our shares may be outside this range.

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "CLAY."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Offering proceeds to Clayton Holdings, Inc., before expenses	$	$

        We have granted to the underwriters the option to purchase up to an additional                  shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

        The underwriters expect to deliver the shares of common stock to purchasers on or about                         , 2006.

William Blair & Company	Piper Jaffray
Sole Book-Running Manager	Co-Lead Manager

SunTrust Robinson Humphrey

JMP Securities

America's Growth Capital

The date of this prospectus is            , 2006.

Table of Contents

Prospectus Summary
Risk Factors
Forward Looking Statements and Projections
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated and Other Financial Data
Unaudited Pro Forma Combined Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Transactions
Principal Stockholders
Description of Capital Stock
Shares Eligible For Future Sale
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index To Consolidated Financial Statements

About this Prospectus

        Our fiscal year ends on December 31. Accordingly, a reference to "fiscal 2004" in this prospectus, for example, refers to the 12-month period ended December 31, 2004. Unless otherwise indicated, information presented in this prospectus on a pro forma basis gives effect to the combination of Clayton Services, Inc., Clayton Fixed Income Services Inc., formerly The Murrayhill Company, and First Madison Services, Inc. as if such combination had occurred at the beginning of the applicable period presented. See "Summary—Our Corporate Information" for further information. Unless the context otherwise requires, we use the terms "Clayton," the "Company," "we," "us" and "our" in this prospectus to refer to Clayton Holdings, Inc., its subsidiaries, and its predecessor companies.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 14, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

Overview

        We provide a full suite of outsourced services, mortgage-related analytics and specialized consulting services for buyers and sellers of, and investors in, mortgage-related loans and securities and other debt instruments. Our services include transaction management, which consists of due diligence, mortgage processing services for buyers of mortgage loans (conduit support services), professional staffing, and compliance products and services, as well as monitoring of mortgage-backed securities (credit risk management and surveillance), and specialized loan servicing services (special servicing). We use proprietary technology and processes to provide these services throughout the full lifecycle of a loan, from loan origination, aggregation and securitization to the surveillance and administration of loans and securities.

        We provide a majority of our services to participants in the non-agency segment of the mortgage-backed securities, or MBS, market and the non-conforming mortgage loan market. Non-agency MBS are comprised primarily of mortgage loans that do not conform to the underwriting guidelines of Ginnie Mae, Fannie Mae or Freddie Mac. We have long-standing client relationships with many of the leading capital markets firms, banks and lending institutions, including the largest MBS issuers/dealers, mortgage and bond insurance companies and fixed income investors. We believe that we are a leading provider of these services to our clients due to our 15 years of experience, our deep knowledge of the industry and our database of historical non-conforming loan transactions. Between January 1, 2004 and June 30, 2005, we performed detailed analyses on over one million loans totaling over $220.0 billion in principal value, which represented approximately 9.4% of the total principal balance of U.S. non-conforming mortgage loan originations over such period. As of June 30, 2005, we were monitoring over $230.0 billion in loans underlying MBS, which represented approximately 17.9% of the total outstanding U.S. non-agency MBS at such date.

        We have achieved strong financial results, with revenue increasing from $52.1 million in fiscal 2002 to pro forma revenue of $164.9 million in fiscal 2004. Income from operations increased from $9.8 million in fiscal 2002 to $19.4 million, on a pro forma basis, in fiscal 2004.

Our Service Offerings

        Our services, as depicted in the following diagram, support the principal stages in the lifecycle of a mortgage loan.

        Our transaction management services have historically constituted a majority of our business. We provide a full range of outsourced transaction management services to our clients, including due diligence, compliance services, conduit support services and staffing. We combine our extensive knowledge of, and experience in, loan origination, servicing, securitization and project management with an approach tailored to our clients' needs.

        Our surveillance and special servicing businesses extend our services beyond the origination and securitization process to the later stages in the life of a loan, including ongoing monitoring and management of loans. We provide credit risk management and surveillance services to MBS underwriters, issuers and investors. These services consist of oversight and monitoring of non-agency MBS comprised primarily of residential non-conforming mortgage loans. These credit risk management and surveillance services are typically contract-based for the remaining life of the security. Our special servicing activities facilitate the management of sub-performing and non-performing loans.

Industry Overview

        Conforming residential mortgage loans are loans that adhere to the underwriting guidelines of the government sponsored entities, or GSEs, such as the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). Non-conforming residential mortgage loans are loans that do not meet the underwriting guidelines of the GSEs, typically because of one or a combination of the following: loan size, borrower credit profile, loan to value ratio, documentation or type of loan.

        MBS issued by GSEs are referred to as agency MBS, and have comprised a majority of the residential MBS that have been issued. A growing segment of the MBS market includes private-label, or non-agency, issuers such as capital markets firms and banks.

        We generate the majority of our revenue from the services we provide to support the large and growing non-agency MBS and non-conforming mortgage loan markets. In 2004, the aggregate principal value of new issuances of non-agency MBS was $864 billion, up from $136 billion in 2000, and the principal balance of non-conforming mortgage loan originations was $1.5 trillion in 2004, up from $390 billion in 2000. Securitization rates for non-conforming mortgage loans have increased from 34.6% in 2000 to 55.4% in 2004. We expect the non-conforming loan origination and the related non-agency MBS markets to continue growing due to the increasing demand for and availability of new loan products, higher rates of home ownership, driven in part by first-time homeowners, minorities and immigrants, and increased liquidity in the non-agency MBS market. Further, we believe that several trends support the demand for our services, including the growth in outsourced services used by capital markets firms and other major mortgage loan market participants, the increased complexities and requirements of federal, state and local regulations applicable to the mortgage loan industry, investors' growing demand for loan performance data and buyers' movement toward purchasing smaller pools of mortgage loans from a larger number of sellers.

        As a result of the growth in non-conforming mortgage loan originations and the concurrent growth in, and market demand for, non-agency MBS, loan buyers, sellers and MBS investors seek specialized outsourced services, information-based analytics and specialty consulting when buying, selling or servicing mortgage-related loans and securities.

Competitive Strengths

        We believe that we have developed a strong reputation among our clients and that we have the following competitive strengths:

  •
  Long-term Relationships with Industry Participants. We provide our services to the leading buyers and sellers of, and investors in, residential and commercial loan portfolios and securities. Our clients include major capital markets firms, banks and lending institutions, including the largest MBS issuers/dealers, mortgage and bond insurance companies and fixed income investors. During 2002, 2003 and 2004, we worked with each of the 10 largest non-agency MBS underwriters, as ranked by Inside B&C Lending, which accounted for 83%, 80%, and 78% of total underwriting volume during those respective periods.

  •
  Deep Market Expertise, Experienced Professionals and Proprietary Technology. As a pioneer in providing outsourced mortgage loan related services to institutional participants in the mortgage industry, we have developed considerable industry experience and a large database of loan information. We believe that we were the first significant service provider in the industry to build a technology platform to refine the due diligence process from a primarily manual process to a highly automated, computer-driven review. Our highly trained and experienced professionals assist clients across all stages of the loan lifecycle, and can access our experience, process and data, which we refer to as our intellectual capital, from thousands of historical transactions to strengthen their recommendations and analysis.

  •
  Comprehensive Suite of Outsourced Services and Mortgage-Related Analytics. We provide a comprehensive suite of outsourced services, mortgage-related analytics and specialized consulting services to the mortgage loan and MBS industries. Our services and information support the lifecycle of a loan from origination through maturity, with data and analytics aggregated and utilized by us and our clients. Our services combine our core expertise in transaction management and due diligence and our sophisticated technology.

  •
  Scalable and Flexible Operating Model. We operate a highly scalable and flexible operating model based on a proprietary technology platform, large database of mortgage loan information and a flexible, mobile workforce of experienced, qualified and trained independent loan review specialists. We have invested significant time and money developing our technology platform, which is capable of analyzing high volumes of data and generating accurate information and reports for our clients. With a substantial database of information already amassed and an advanced technology platform in place, we believe we are well-positioned to profitably grow our business.

  •
  Critical Position at the Nexus of Loan Buyers, Sellers and Investors. Our comprehensive suite of outsourced services, industry experience, large database of loan information, numerous and long-standing relationships with leading capital market participants and strong reputation have positioned us at the nexus of mortgage loan portfolio buyers, sellers and investors. Through the services we provide, we perform necessary functions across the lifecycle of a loan and effectively act as a facilitator for the loan buyer and investor communities.

        Through the combination of Clayton Services and Clayton Fixed Income Services Inc., formerly The Murrayhill Company, as described in "—Our Corporate Information" below, we are able to link loan origination data with ongoing loan performance data to enable sophisticated data aggregation, dynamic reporting capabilities and advanced loan analytics. This seamless delivery of a broad spectrum of centralized services and information that supports the lifecycle of a loan helps our clients make better buying decisions.

Risk Factors

        An investment in our common stock involves risks. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to "Risk Factors" and the following summary:

  •
  the market for our services is highly competitive, and if we are not able to compete effectively, our business and results of operations may be adversely affected;

  •
  clients can generally terminate engagements with us at any time, and the loss of one or more of our largest clients could adversely affect our business and results of operations;

  •
  maintaining our professional reputation is critical to our future success, and any damage to our reputation could adversely affect our business and results of operations;

  •
  the recent resignation of our founder and President, Stephen M. Lamando, effective December 31, 2005, may adversely affect our ability to execute our business strategy, manage our growth or compete effectively. Mr. Lamando will continue to serve as a director;

  •
  adverse changes in the MBS market, the mortgage lending industry or the housing market could result in a reduced demand for our services; and

  •
  our business could suffer if we are unable to recruit and retain additional qualified independent loan review specialists.

Growth Strategies

        We believe that the large and growing market for securitized loans combined with the significant demand for outsourced services provide us with substantial opportunities to continue to grow our business. In addition to the favorable industry dynamics affecting our business, we intend to pursue the following strategies to increase our market share and profitably expand our business:

  •
  Leverage and Expand Client Relationships. Many of our clients participate in various stages of the lifecycle of a loan from origination to maturity across a variety of asset types. As we continue to increase awareness among our clients of our full suite of services, we believe there are significant opportunities to provide a broader array of our services to existing clients. Additionally, many of our clients are large organizations or multi-faceted financial institutions with a number of separate business units. We intend to continue to expand and deepen our relationships with current clients while accessing other business units within these organizations that may benefit from our services.

  •
  Expand Service Capabilities. We expect to continue to leverage our core expertise in transaction management and due diligence services to expand our service offerings across the lifecycle of the loan. We believe that our intellectual capital and advanced technological capabilities will enable us to build on our credit risk management and special servicing services to further benefit our client base.

  •
  Continue to Improve Operational Efficiencies. We believe that we manage our operations efficiently and benefit from our flexible operating model and scalable infrastructure. We also believe that we have opportunities to further reduce our costs and continue to provide competitively priced services to our clients by further utilizing and deploying our technology, particularly in connection with our transaction management services.

  •
  Opportunistically Pursue Strategic Acquisitions. We plan to opportunistically pursue acquisition opportunities that enable us to profitably grow our business. While our growth to date has been primarily organic, we successfully combined the operations of both Clayton Fixed Income Services Inc. and NISYS as described in "—Our Corporate Information" below. Both of these businesses broadened and strengthened our existing capabilities. As we continue to expand our business, we may pursue acquisitions that help us grow our service offerings and expand our capabilities in other asset classes. In addition, we may seek acquisitions to increase our market share and benefit from potential synergies.

Our Corporate Information

        The chart below illustrates our current ownership and corporate structure. Ownership of Clayton is presented on a fully-diluted basis.

(1)
Includes the holdings of Margaret Sue Ellis, Stephen M. Lamando and his related trusts and Brian Libman. Ms. Ellis and Messrs. Lamando and Libman each serve on our Board of Directors. See "Management" and "Principal Stockholders."

(2)
Includes the holdings of other stockholders and issued and outstanding options under our 2005 Option Plan.

        Our predecessor company, Clayton Services, Inc., a Delaware corporation (Clayton Services), began operations in 1990. In May 2004, a group of investment funds affiliated with TA Associates, Inc., our principal stockholder (TA Associates), entered into a transaction with Clayton Fixed Income Services Inc., formerly The Murrayhill Company, a Colorado corporation (Clayton Fixed Income Services or CFIS), and its stockholders, which resulted in TA Associates owning a majority interest in

CFIS. In August 2004, TA Associates entered into a transaction with Clayton Services and First Madison Services, Inc., a Delaware corporation (First Madison), and their stockholders, which resulted in TA Associates owning a majority interest in Clayton Services, and First Madison being a wholly-owned subsidiary of Clayton Services. See "Certain Relationships and Related Transactions—The Clayton Services and CFIS Transactions" for further information. Clayton Holdings, Inc. (Clayton) was formed as a Delaware corporation in March 2005 upon the combination of the holding companies of each of Clayton Services and its subsidiaries, including First Madison, and CFIS. See "Certain Relationships and Related Transactions—The Clayton Services/CFIS Combination" for further information. In March 2005, we purchased substantially all the assets of NISYS, Inc., a Delaware corporation (NISYS). These assets are held by AG NI Holdings, Inc., a Delaware corporation (AG NI).

        Clayton Holdings, Inc. has two subsidiaries, TMHC Holdings, Inc. (TMHC) and GRP Holdings, Inc. (GRP), which are Delaware corporations that act as holding companies for our operating subsidiaries. CFIS is the subsidiary of TMHC and the operating company through which we perform our credit risk management and surveillance services. Clayton IPS Corporation, a Colorado corporation (Clayton IPS), is a subsidiary of CFIS. Clayton IPS provides third party fair market portfolio valuation services to hedge funds, pension funds and other money managers. Clayton Services is the subsidiary of GRP and the operating company through which we perform the majority of our transaction management services. Clayton Technologies, Inc., a Delaware corporation (Clayton Technologies), First Madison and AG NI are subsidiaries of Clayton Services. Clayton Technologies owns and develops the proprietary technology that we use to increase the efficiency of our services, including our Clayton Loan Analysis System and High Cost Analyzer compliance applications, and develops our paperless imaging capabilities. First Madison and its subsidiary, Quantum Servicing Corporation, a Delaware corporation (Quantum), conduct our special servicing services. AG NI holds our paperless imaging assets that we acquired from NISYS.

        Our principal executive offices are located at 2 Corporate Drive, Shelton, Connecticut 06484. The telephone number of our principal executive offices is (203) 926-5600, and we maintain a website at www.clayton.com. Information contained on our website does not constitute a part of this prospectus.

        We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including CLAYTON, BEYOND DILIGENT, HIGH COST ANALYZER, HIGH COST FOCUS, CLAS, GREEN MACHINE, MASTEREPORTER and our Clayton logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

        Our fiscal year ends on December 31. Accordingly, a reference to "fiscal 2004" in this prospectus, for example, refers to the 12-month period ended December 31, 2004. Information presented in this prospectus on a pro forma basis gives effect to the combination of Clayton Services, CFIS and First Madison as if such combination had occurred at the beginning of the applicable period presented. Unless the context otherwise requires, we use the terms "Clayton," the "Company," "we," "us" and "our" in this prospectus to refer to Clayton Holdings, Inc., its subsidiaries, and its predecessor companies.

Benefits to Related Parties

        Certain of our stockholders and affiliates will receive a portion of the proceeds raised by the offering. Investment funds affiliated with TA Associates, Inc., our controlling stockholder, will receive $51.4 million of the proceeds in connection with the redemption of our series A and series B redeemable preferred stock, which will be issued and outstanding, and subsequently redeemed, immediately upon the consummation of this offering. See "Use of Proceeds."

Recent Developments

        On December 8, 2005, we entered into a new $190.0 million senior credit facility with BNP Paribas. The credit facility provides for a $150.0 million term loan, and a revolving credit facility of $40.0 million. Subject to the agreement of the lenders to increase their commitments, we have the option to borrow up to an additional $10.0 million under the revolving credit facility, for an aggregate revolving credit facility of $50.0 million. The loan agreement terminates on December 8, 2011. Principal repayments of $375,000 are required on a quarterly basis for each quarter through 2010, and the remaining principal balance at the end of 2010 is repayable in equal quarterly installments during 2011.

        We borrowed the entire $150.0 million term loan upon the closing of the credit facility, and used such amounts to:

  •
  repay and retire all $45.6 million outstanding under our prior senior credit facility;

  •
  repay all $31.5 million owed pursuant to our then outstanding subordinated notes and senior subordinated notes, which notes were held principally by investment funds affiliated with TA Associates and Stephen M. Lamando;

  •
  pay a $1.69 per share dividend to our holders of preferred stock, including investment funds affiliated with TA Associates, for an aggregate dividend payment of $55.85 million; and

  •
  pay $13.25 million to Stephen M. Lamando, Brian Kramer and Peter Krell, or the Clayton Founders, in satisfaction of an earn-out arrangement entered into in connection with the August 2004 acquisition of Clayton, of which Mr. Lamando received $10.7 million.

        The payment of the dividend of $55.85 million to our preferred stockholders reduced the aggregate redemption amount to be paid to such preferred stockholders upon the completion of this offering by the same amount. See "Management's Discussion and Analysis—Liquidity and Capital Resources" and "Certain Relationships and Related Transactions—The Recapitalization and Preferred Stock Dividend."

This Offering

Common stock offered by us	Shares
Common stock to be outstanding after this offering	Shares
Use of proceeds	We expect to receive net proceeds from the offering of approximately $ million. We intend to use the proceeds from the offering as follows:

• approximately $52.8 million to redeem all of the shares of redeemable preferred stock to be outstanding immediately following the conversion of our series A convertible preferred stock and series B convertible preferred stock;
• approximately $ million to repay amounts owed under the senior credit facility with BNP Paribas, including $ million due under our term loan and $ million due under our revolving line of credit; and
• any remaining balance of the net proceeds for general corporate purposes, including working capital and possible acquisitions and investments.
For further information, see "Use of Proceeds."
Proposed Nasdaq National Market symbol	"CLAY"

        The number of shares of our common stock to be outstanding following this offering is based on 47,565,275 shares of our common stock outstanding as of November 30, 2005. This number excludes 5,842,627 shares subject to options granted as of November 30, 2005 and having a weighted average exercise price of $1.13 per share, and 1,537,153 additional shares reserved as of November 30, 2005 for future issuance under our stock based compensation plans.

        Unless otherwise indicated, the share information in this prospectus is as of November 30, 2005 and has been adjusted to reflect or assume the following:

  •
  a            for            stock split of our common stock to be effected immediately prior to the effectiveness of this offering;

  •
  the conversion of all outstanding shares of our class B common stock into 1,428,092 shares of common stock, the conversion of our series A convertible preferred stock into 8,825,241 shares of common stock and 8,825,241 shares of series A redeemable preferred stock, the conversion of our series B convertible preferred stock into 24,185,493 shares of common stock and 24,185,493 shares of series B redeemable preferred stock immediately prior to the completion of this offering, and the immediate redemption of all such series A and series B redeemable preferred stock;

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial and Other Data

        The tables below summarize our consolidated financial data as of the date and for the periods indicated. You should read the following information together with the more detailed information contained in "Selected Consolidated and Other Financial Data," "Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The unaudited results for the nine months ended September 30, 2005 are not necessarily indicative of results expected for the fiscal year ending December 31, 2005 or for any other future period.

        We were formed as a Delaware corporation in March 2005, in connection with the combination of the holding companies of each of Clayton Services and its subsidiaries, including First Madison, and CFIS, formerly The Murrayhill Company. Prior to the combination, each holding company was controlled by TA Associates. In accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, relating to companies under common control prior to their combination, the financial statements of the previously separate companies under common control are restated on a combined basis from the dates of their respective acquisitions by the controlling entity. Accordingly, for accounting purposes, the date of our inception was May 24, 2004, the date that TA Associates acquired CFIS, the first of the combined entities that were brought under common control.

        Our consolidated results of operations presented on a "Successor Basis" include the accounts of the holding companies of each of Clayton Services and its subsidiaries, including First Madison, and CFIS, beginning from the dates of the acquisition of a controlling interest by TA Associates, which were August 2, 2004 and May 24, 2004, respectively. Our consolidated results of operations for the years ended December 31, 2002 and 2003, and the period from January 1, 2004 through August 1, 2004, are prepared on a "Predecessor Basis," and reflect solely the financial position and results of operations of Clayton Services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Affecting Comparability" for more information.

        The Predecessor's consolidated financial results do not reflect the effects of:

  •
  the acquisitions of each of CFIS and Clayton Services by TA Associates, which resulted in $83.9 million of amortizable intangible assets, which is being amortized over an average life of 12.0 years;

  •
  additional debt of $74.5 million incurred as a result of the acquisitions of each of CFIS and Clayton Services by TA Associates, which resulted in increased interest expense;

  •
  revenues expenses and operational results of CFIS and First Madison;

  •
  transaction related expenses incurred in connection with the combination of CFIS and Clayton Services into Clayton Holdings;

  •
  additional expenses incurred in preparation for becoming a public company including audit fees, professional fees, increased directors and officers insurance, board compensation and expenses related to hiring additional personnel and expanding our administrative functions;

  •
  increased depreciation as a result of investment in our technology and financial and administrative infrastructure in preparation for becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002; and

  •
  a C-corporation tax structure, which results in Federal income taxes being incurred by us, whereas previously our Predecessor elected to be taxed as an S-corporation and did not pay corporate level Federal income taxes.

					Interim Periods
	Predecessor			Successor	Predecessor	Successor	Successor
	Fiscal Year Ended December 31,		January 1, 2004 Through August 1, 2004	Inception Through December 31, 2004	January 1, 2004 Through August 1, 2004		Nine Months Ended September 30, 2005
						Inception Through September 30, 2004
	2002	2003
						(Unaudited)	(Unaudited)
(Amounts in thousands except share and per share data)
CONSOLIDATED STATEMENT OF INCOME:
Revenue	$52,098	$85,228	$76,339	$79,805	$76,339	$32,325	$151,202
Cost of services:
Compensation expense	22,048	39,436	35,502	37,252	35,502	14,068	71,764
Travel and related expenses	9,036	17,204	15,494	13,892	15,494	5,376	21,924
Other direct costs	3,709	3,821	2,668	1,304	2,668	848	4,038

Total cost of services	34,793	60,461	53,664	52,448	53,664	20,292	97,726

Gross profit	17,305	24,767	22,675	27,357	22,675	12,033	53,476
Operating expenses:
Salaries and benefits	3,861	4,403	3,783	6,553	3,783	2,651	13,753
Other selling, general and administrative expenses	2,615	3,960	4,276	6,417	4,276	2,033	12,401
Depreciation	1,051	1,163	792	1,115	792	466	3,138
Amortization of intangibles	—	—	—	4,509	—	2,003	7,634

Total operating expenses	7,527	9,526	8,851	18,594	8,851	7,153	36,926

Income from operations	9,778	15,241	13,824	8,763	13,824	4,880	16,550
Other income	315	315	—	—	—	—	—
Interest expense, net	82	268	178	3,066	178	1,344	5,825

Income before provision for income taxes	10,011	15,288	13,646	5,697	13,646	3,536	10,725
Income tax provision (benefit)	(48)	(62)	260	2,354	260	1,463	4,262

Net income	$10,059	$15,350	$13,386	$3,343	$13,386	$2,073	$6,463

Pro forma net income(1)	$6,107	$9,326	$8,324		$8,324

Pro forma net income per share(2)
Basic	$0.60	$0.92	$0.82	$0.09	$0.82	$0.07	$0.14
Diluted	$0.60	$0.92	$0.82	$0.09	$0.82	$0.07	$0.13
Pro forma weighted average shares(2)
Basic	10,162,309	10,162,309	10,162,309	36,137,400	10,162,309	28,338,916	47,551,116
Diluted	10,162,309	10,162,309	10,162,309	36,382,147	10,162,309	28,338,916	49,155,636
(Amounts in thousands)
ADDITIONAL DATA:
Loans reviewed(3)	310	470	400	345	400	140	705
EBITDA(4)	$11,144	$16,719	$14,616	$14,387	$14,616	$7,349	$27,322

(1)
As an S-corporation, our Predecessor was not subject to corporate level Federal income taxes. For comparison purposes, for all Predecessor periods we have presented pro forma net income, which reflects Federal income taxes assuming we had been a C-corporation during such periods and assuming a combined tax rate of 39.0% for Federal and state income taxes. The pro forma net income information is unaudited.

(2)
For all Predecessor periods, pro forma net income per share and pro forma weighted average shares assume we had been a C-corporation since the beginning of the period presented. The pro forma net income per share and pro forma weighted average shares information is unaudited. For all Successor periods, pro forma net income per share and pro forma weighted average shares are the actual net income per share and weighted average shares for the period presented.

(3)
Represents the approximate total number of loans (all asset classes) which we reviewed and provided an event grade during the period indicated.

(4)
"EBITDA" represents income from operations before interest expense, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our operations and our management team. For example, our management incentive plan is based in part upon our achieving minimum EBITDA targets for a given year. Our loan covenants with our primary lender are measured using EBITDA as a key liquidity measure. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or income taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

    •
    EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

    •
    EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

    •
    EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

    •
    Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

    •
    Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

A reconciliation of EBITDA to income before provision for income taxes is set forth below:

					Interim Periods
	Predecessor
				Successor	Predecessor	Successor	Successor
	Fiscal Year Ended December 31,
			January 1, 2004 Through August 1, 2004	Inception Through December 31, 2004	January 1, 2004 Through August 1, 2004	Inception Through September 30, 2004	Nine Months Ended September 30, 2005
	2002	2003
(Dollars in thousands)
Income before provision for income taxes	$10,011	$15,288	$13,646	$5,697	$13,646	$3,536	$10,725
Interest expense, net	82	268	178	3,066	178	1,344	5,825
Depreciation and amortization	1,051	1,163	792	5,624	792	2,469	10,772

EBITDA	$11,144	$16,719	$14,616	$14,387	$14,616	$7,349	$27,322

        The table below summarizes our unaudited consolidated balance sheet as of September 30, 2005 on an actual basis, on a pro forma basis to give effect to the conversion of our class B common stock, series A convertible preferred stock and series B convertible preferred stock, payments to the Clayton Founders of earn-out amounts and the completion of our recapitalization and new credit facility, as described in "Certain Relationships and Related Transactions," and on an as adjusted basis to reflect the sale of            shares of common stock that we are offering at an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

	As of September 30, 2005
	Actual	Pro Forma	As Adjusted
(Dollars in thousands)	(Unaudited)	(Unaudited)
SELECTED CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents(1)	$6,527	$6,907
Accounts receivable, net	35,908	35,908
Unbilled receivables	16,777	16,777
Goodwill(1)(2)	46,321	69,816
Intangible assets, net	88,904	88,904
Total assets(1)	218,759	243,413
Revolving credit facility and term loans(1)(5)	46,325	150,000
Subordinated and senior subordinated notes(1)	29,556	—
Series A convertible preferred stock(1)(3)	27,190	—
Series B convertible preferred stock(1)(3)	74,513	—
Series A redeemable preferred stock(3)	—	12,259
Series B redeemable preferred stock(2)(3)	—	43,839
Total stockholders' equity(1)(3)(4)	13,854	10,779

(1)
Reflects the repayment of approximately $33.9 million of principal and $0.4 million of accrued interest due under our prior term loan, $12.4 million of principal due under our prior revolving credit loan facility, approximately $30.0 million of principal and $0.4 million of accrued interest due under our subordinated notes and senior subordinated notes, the dividend of $55.85 million on our convertible preferred stock, the payment of an earn-out amount to the Clayton Founders of $13.25 million, the incurrence of $2.1 million of deferred financing fees, the payment of approximately $1.3 million of prepayment penalties paid to holders of our senior subordinated notes and subordinated notes, the write-off of unamortized deferred financing costs of approximately $1.4 million related to debt facilities, the write-off of $0.4 million of unamortized discount related to the subordinated notes and senior subordinated notes and the remaining net proceeds of $0.4 million to us. These payments and adjustments were made in December 2005 when we entered into a new $150.0 million term loan facility, which is reflected in this unaudited pro forma combined balance sheet.

(2)
Reflects the payment of earn-out amounts, including accrued interest, to the Clayton Founders of $10.2 million in November 2005, funded by the holders of the Series B convertible preferred stock, and $13.25 million funded by us in December 2005 which is included as additional purchase price in connection with the acquisition of Clayton Services by investment funds affiliated with TA Associates and is reflected as additional goodwill.

(3)
Upon the completion of this offering the outstanding shares of series A convertible preferred stock and the outstanding shares of series B convertible preferred stock will convert into an aggregate of 33,010,734 shares of common stock, and 8,825,241 and 24,185,493 shares of series A and series B redeemable preferred stock, respectively. As presented on an as adjusted basis, these shares of series A and series B redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of approximately $52.8 million, which represents a redemption price of 94.1% of the aggregate value of the series A and series B redeemable preferred.

(4)
Upon completion of this offering and as presented on a pro forma and on an as adjusted basis, 1,428,092 shares of our class B common stock will immediately convert into 1,428,092 shares of our common stock.

(5)
Upon completion of this offering and as presented on an as adjusted basis, approximately $    million due under our term loan will be immediately repaid.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus before making a decision to invest in our common stock. If any of these risks actually occur, our business, operating results, financial condition and prospects could be harmed. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Related to Our Business

The market for our services is highly competitive, and if we are not able to compete effectively, our business and results of operations may be adversely affected.

        The market for our services is highly fragmented, intensely competitive and subject to rapid change. Our existing competitors, or future competitors, may have greater name recognition, larger client bases, better technology or data, easier access to data, lower priced services or greater financial, technical, personnel or other resources than we have. We compete with several providers of due diligence services, including large accounting firms and other providers focused on technology products, staffing services, surveillance and special servicing. Larger competitors with greater technical, personnel and financial resources may be better able to respond to the need for technological changes, compete for skilled professionals, build upon efficiencies based on a larger volume of loan transactions, fund internal growth and compete for market share generally. Among the ways in which we may encounter new or increased competition is the hiring or establishment by a competitor of a pool of skilled offshore workers that can provide many of the same services that we provide at substantially lower cost. Also, we may face competition from our clients if they choose to provide such services internally, as opposed to outsourcing these services to us, and from third parties who decide to expand their services, either organically or through merger or acquisition, to include some or all of the services that we provide. Increased competition could result in lower revenues and higher expenses, which could have an adverse effect on our business and results of operations.

The loss of one or more of our largest clients could adversely affect our business and results of operations.

        For the year ended December 31, 2004 and for the nine months ended September 30, 2005, pro forma revenue and revenue, respectively, from our largest three clients, Bear Stearns, Lehman Brothers and Morgan Stanley, accounted for an aggregate of 36.9% and 35.5% of our total pro forma revenue and revenue in those same periods, respectively. Each of these clients is a leading global investment bank, and each accounted for more than 10% of our total revenue. We expect that these clients will continue to account for a substantial portion of our revenue for the foreseeable future. While we have long-standing relationships with our major clients, including Bear Stearns, Lehman Brothers and Morgan Stanley, we generally do not have long-term contracts with these or our other clients. As a result, such clients could significantly decrease or cease their business with us upon limited or no notice. Any loss of major clients or a reduction in the type or scope of services for which such clients engage us could adversely affect our business and results of operations.

        Additionally, there has been, and may continue to be, substantial merger, acquisition and consolidation activity in the banking and financial services industry. The financial services industry includes many of our largest clients, and these clients may seek to diversify their service providers by utilizing our competitors to perform certain services that we provide. If our clients merge with or are acquired by other entities that are not our clients, or that use fewer of our services, they may discontinue or reduce their use of our services. Finally, the larger banks or financial institutions resulting from mergers or consolidations could decide to internally perform some or all of the services that we currently provide or may provide in the future, and thus terminate our engagements or decrease the level or volume of services we provide. Any of these developments could have an adverse effect on our business and results of operations.

Clients can terminate engagements with us at any time.

        A majority of our transaction management engagements are project-based. Therefore, the utilization of our independent loan review specialists depends on our ability to secure additional engagements on a continual basis. Also, if a client terminates an engagement and we are unable to re-deploy our independent loan review specialists on another engagement within a short period of time, the independent loan review specialists may seek other opportunities for their services, which would increase our labor, recruiting and training costs and could have an adverse effect on our business and results of operations.

A sustained downturn in the residential mortgage loan origination business, which is a cyclical industry currently at a historically high level, may adversely affect our business and harm our operations.

        The residential mortgage lending origination business has historically been a cyclical industry. The residential mortgage lending industry has experienced rapid growth from 2001 through 2004 due, in large part, to declining interest rates. During periods of rising interest rates, including 2005, mortgage loan originations generally decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. An extended decrease in mortgage loan originations may lead to fewer issuances of mortgage-backed securities and, consequently, demand for our transaction management services may be materially reduced. Our historical performance may not be indicative of results that would occur in a rising interest rate environment during which our results of operations may be materially adversely affected.

Adverse changes in the MBS market, the mortgage lending industry or the housing market could result in a reduced demand for our services.

        Our business is driven in part by the MBS market, the mortgage lending industry and the housing market, each of which is highly sensitive to trends in the general economy, including interest rates, perceived and actual economic conditions, taxation policies, availability of credit, employment levels and wage and salary levels. Adverse changes in any of these trends, or a decline in the sale of both new and existing homes or in home values, could lessen the demand for mortgage loans, which could result in a reduced demand for our services and diminish our revenues. A material reduction in the number of loans available for securitization may cause our clients to engage us for fewer services, which could have an adverse effect on our business and results of operations.

Maintaining our professional reputation is critical to our future success, and any damage to our reputation may adversely affect our business and results of operations.

        Our ability to secure new engagements and recruit and retain qualified employees and independent loan review specialists depends heavily on our strong reputation in the mortgage loan industry. Because we obtain a majority of our new engagements from existing clients, a client's dissatisfaction with our performance could seriously impair our ability to secure new engagements from that client and its affiliates. Diminution of our business reputation for any reason could make it substantially more difficult for us to compete successfully for new engagements.

Our engagements may result in professional liability.

        Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have an impact on our client's business. For example, our clients depend on us to accurately evaluate compliance with underwriting and regulatory criteria in connection with their analysis of mortgage securities. If a client incurs losses as a result of the services we provide, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay all or part of our fees. In some cases, a client may seek to recover its losses pursuant to indemnification rights. Litigation alleging that we performed negligently or otherwise breached our obligations to the client could expose us to significant liabilities and tarnish our reputation. In addition to the costs associated with litigation and claims, the perceived exposure to professional liability may make it more expensive to obtain and maintain insurance, including errors and omissions insurance. While we have not experienced any such claims or been subject to litigation to date, any such occurrence could have an adverse effect on our business and results of operations.

If we are not able to maintain accurate, comprehensive or reliable systems and data, we could experience reduced demand for our services.

        Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of our proprietary systems, transaction data and database of loan information. Additionally, we must continuously monitor changes to state predatory lending regulations, and update our compliance software and data accordingly. The task of establishing and maintaining accurate and reliable systems and data is a continuous, complex, multi-step process. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable or if there is an error in our systems resulting from events such as miscoding of rules or miscalculations of critical data elements, we could experience damage to our reputation or be subject to legal action, either of which could result in reduced demand for our services.

Our business could be adversely affected if we are unable to safeguard the security and privacy of the personal financial information we receive.

        In connection with our loan file due diligence reviews and other consulting and advisory services that we provide to third parties relating to mortgage loans and mortgage-backed securities, we have access to personal financial information of the borrowers. This personal financial information is highly sensitive and confidential. If we or a third party were to misappropriate this information, we potentially could be subject to both private and public legal actions. Although we have policies and procedures designed to safeguard confidential information, we cannot assure you that these policies and safeguards are sufficient to prevent the misappropriation of confidential information or that our policies and safeguards will be deemed compliant with any existing or future federal or state laws or regulations governing privacy.

An interruption in or breach of our information systems may result in lost business.

        We rely heavily upon information systems to conduct our business. As we implement our growth strategy this reliance will increase. Any failure or interruption, or breach in security, of our information systems or the third party information systems on which we rely could significantly impede our ability to operate our business. Although such failures, interruptions or breaches have not occurred in the past, we cannot assure you that one will not happen in the future, or if they do occur that we or the third parties on which we rely will adequately address them. We have implemented precautionary measures to avoid systems outages and to minimize the effects of any data systems interruptions, but we have not instituted fully redundant systems. If we do not build and maintain redundant systems for our data, current clients may terminate their engagements with us and potential clients may utilize one of our competitors for their service needs. The occurrence of any failure, interruption or breach could significantly harm our business. We may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. We may be liable for any breach in our security and any breach could harm our reputation, reduce demand for our services or cause clients to terminate their relationships with us.

Stephen M. Lamando, our founder and President, recently submitted his resignation which may adversely impact our business.

        Mr. Lamando resigned as our President, effective December 31, 2005, to pursue personal interests. We intend to replace Mr. Lamando with a qualified, experienced Chief Operating Officer. Nevertheless, Mr. Lamando's resignation may adversely affect our ability to execute our business strategy, manage our growth or compete effectively. Mr. Lamando will continue to serve as a director.

If we lose the services of any additional key executive officers, we may not be able to execute our business strategy, manage our growth or compete effectively.

        Our future success depends in large part on the continued service of our key executive officers, including Frank P. Filipps, our Chief Executive Officer, and Frederick C. Herbst, our Chief Financial Officer. Although we have employment and non-competition agreements with these executive officers, these individuals may nevertheless leave us. We cannot assure you that these executive officers can be replaced with equally skilled and experienced professionals. Because these executive officers would be difficult to replace, the loss of their services could have an adverse effect on our business and results of operations.

Our business could suffer if we are unable to recruit and retain qualified independent loan review specialists.

        Our business requires us to continually recruit and retain highly qualified and experienced independent loan review specialists to perform due diligence and transaction related services. Our failure to recruit and retain a significant number of qualified independent loan review specialists could limit our ability to accept or complete engagements and adversely affect our business and results of operations. We face significant competition for these specialists from our direct competitors as well as other companies that seek highly qualified, highly educated candidates. Additionally, our competitors currently solicit and may hire our independent loan review specialists after they have completed our thorough training program. Competition for these independent loan review specialists may increase labor and training costs, which could have an adverse effect on our business and results of operations.

Efforts to expand our product offerings beyond our current markets may not succeed.

        We have focused on selling our services primarily in the residential non-agency MBS market. Although we currently offer services for other consumer and commercial loan types and related securities, we may expand further into these and other asset classes. Efforts to expand our product offerings beyond the principal market that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to developing new product offerings, which could have a material adverse effect on our business and results of operations. Moreover, efforts to expand beyond our existing markets may not result in the creation of new products that achieve market acceptance, create additional revenues or become profitable.

We may make acquisitions that prove unsuccessful or strain or divert our resources.

        We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities that would expand our service offerings, increase our market share or offer access to other asset classes that we do not currently serve. We have limited experience in completing acquisitions of other businesses. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. We may fail in our attempt to integrate acquired companies and businesses in such a way that we can realize cross-selling opportunities and other synergies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from our business operations. Through acquisitions, we may enter areas in which we have no or limited experience, and an acquisition may be unsuccessful in accomplishing the intended benefits of the transaction. Moreover, any acquisition may result in substantial transaction-related expenses, a potentially dilutive issuance of equity securities, the incurrence of debt or amortization of expenses and related intangible assets, all of which could have an adverse effect on our business and results of operations.

We may not be able to manage our growth or meet marketplace demands effectively.

        We have expanded significantly in the last few years and intend to maintain our focus on growth. However, our growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

  •
  expand and enhance our administrative infrastructure;

  •
  continue to improve our management, financial and information systems and controls; and

  •
  recruit, train, manage and retain our employees and our independent loan review specialists effectively.

        Continued growth could place a strain on our management, operations and financial resources. In addition, this growth may adversely affect our ability to service the demands of our clients or the quality of services we provide. If we are unable to meet these demands, our competitors may be able to gain a greater market share in the transaction management and credit risk surveillance services market generally, as well as gain a greater share of our clients' business. We cannot assure you that our infrastructure, operational, financial and management controls, reporting systems and procedures, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. Our expected additional headcount and capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we cannot manage our growth effectively, our business and results of operations may be adversely affected.

Changes in the regulation of our business and our failure to comply with applicable laws and regulations may adversely affect our business and results of operations.

        Our business is subject to various federal, state and local laws and regulations. Proposals for further regulation and changes in existing regulation that affect our business are regularly being introduced and passed in state legislatures and the U.S. Congress. Proposals that are now receiving a great deal of attention include consumer protection initiatives relating to privacy and security of customer information, and predatory lending regulations. It is possible that one or more other legislative proposals or regulatory changes may be adopted that would have an adverse effect on our business. For example, any changes to the current predatory lending regulations may increase our costs in connection with updating and conforming our High Cost Analyzer compliance application, or, conversely, reduce demand for our compliance related services. For a further discussion of the laws and regulation applicable to our business, see "Business—Government Regulation." Our failure to comply with these laws and regulations could harm our client relationships or our reputation, inhibit our ability to obtain new engagements, and expose us to class action lawsuits, breach of contract claims, and governmental proceedings, all of which could have an adverse effect on our business and results of operations.

Third parties may claim we are infringing their intellectual property rights, or may infringe upon or design around our intellectual property rights.

        Our competitive position depends largely upon our proprietary products, processes and services. Third parties, however, may claim that we or our products, systems or operations infringe their intellectual property rights, and we may be unaware of intellectual property rights of others that may cover some aspects of our technology, products or services. Any litigation regarding trademarks, copyrights or other intellectual property rights could be costly and time consuming, and divert our management and key personnel from operating our business. If any third party has a meritorious or successful claim that we are infringing their intellectual property rights, we may be forced to change our products or services or to compensate such third parties, which may be costly or impractical. While we have not experienced any material claims or been subject to litigation to date, any such occurrence could have an adverse effect on our business and results of operations.

        Our success and competitive position depend in part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. We have filed federal trademark applications to help protect certain trademarks that we use in conjunction with our business, including CLAYTON, BEYOND DILIGENT, HIGH COST ANALYZER, HIGH COST FOCUS, CLAS, GREEN MACHINE, MASTEREPORTER and our Clayton logo. Our pending applications may not be registered by the U.S. Patent and Trademark Office, and third parties may challenge the validity or scope of the trademark applications or registrations. Despite our proprietary rights, there can be no assurance that others will not develop similar products, duplicate our products or design around our products.

Our loan agreement contains operating and financial covenants that may restrict our business and financing activities.

        We have entered into a senior loan agreement providing for a $150.0 million term loan and a $40.0 million revolving line of credit, and, subject to the agreement of the lenders to increase their commitments, we have the option to increase the revolving line of credit to $50.0 million. We expect to repay a portion of the term loan with the net proceeds of this offering. See "Use of Proceeds." Among other things, this senior loan agreement restricts our ability to:

  •
  incur or guaranty additional indebtedness;

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  make capital expenditures;

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  create liens;

  •
  enter into transactions with affiliates;

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  make loans or investments;

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  sell assets;

  •
  pay dividends or make distributions on, or repurchase, our stock; or

  •
  consolidate or merge with other entities.

        In addition, our senior credit facility requires us to maintain specified financial covenants. The operating and financial restrictions and covenants in this credit facility, as well as any future financing agreements, may restrict our ability to finance our operations, engage in business activities or expand or pursue our business strategies. Our ability to comply with our obligations under the credit facility may be affected by events beyond our control. We may not be able to meet those obligations. A breach of any of our obligations under the credit facility could result in a default, cause any future indebtedness under the revolving line of credit that may be outstanding to become immediately due and payable, and terminate all commitments to extend further credit. We cannot assure you that we will have sufficient assets to repay our credit facility upon any default. If we were unable to repay any outstanding indebtedness, the bank could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, including certain intellectual property, as collateral under the credit facility.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and expense to various compliance issues.

        We have never operated as a public company. After we become a publicly-traded company, we will incur substantial additional legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, along with rules promulgated by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, where our stock will trade, have imposed significant new requirements on public companies, including many changes involving corporate governance. Management and other company personnel will be required to devote a substantial amount of time to ensuring our compliance with these regulations. Accordingly, our legal and accounting expenses will significantly increase, and certain corporate actions will become more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of our board of directors and various corporate committees, and obtaining director and officer liability insurance will be more expensive.

Our auditor identified several significant deficiencies during their audits of the fiscal periods 2002, 2003 and 2004. In order to comply with public reporting requirements, we must continue to strengthen our financial systems and controls, and the failure to do so could adversely affect our ability to provide timely and accurate financial statements.

        In connection with the preparation of our year-end audited financials statements for fiscal 2002, 2003 and 2004, our independent auditors identified several deficiencies in our internal control over financial reporting. Certain of these were matters that could, in our auditor's judgment, adversely affect our ability to record, process, summarize and report financial data, and were "significant deficiencies" pursuant to Auditing Standard No. 2 issued by the Public Company Accounting Oversight Board. The comments and recommendations provided by our auditors included but were not limited to: the need to augment our accounting staff with personnel experienced in external financial reporting; the need to improve documentation of our client engagements so that key terms for engagements with clients are documented in writing; the need to create policies and procedures to strengthen our accounts receivable function in order to more efficiently bill customers and apply customer payments appropriately; the need to maintain contemporaneous documentation to support the Company's books and records; the need to segregate duties in key accounting functions so that individuals are limited in their ability to improperly impact the Company's accounting records, including with respect to information technology access; the need to implement access restrictions in connection with our deal management system and create a change management policy for such system to insure data integrity; the need to implement appropriate security measures with respect to the preparation of financial statements; and the need to prepare consolidated financial statements on a timely basis.

        Since receiving these recommendations, we have devoted significant resources to improve our internal control over financial reporting. Specifically, we have hired accounting personnel with experience in external financial reporting, including a new chief financial officer with public company operating and reporting experience. We have also implemented new accounting and recordkeeping systems, and addressed our need to segregate key accounting functions and processes. We believe that the significant deficiencies identified by our auditors have been or are being remediated. However, if such deficiencies are left unremediated, they could materially adversely affect our business and results of operations. For example, the auditors noted a significant deficiency regarding the documentation and recordkeeping of certain of our client transactions. Inadequate documentation or recordkeeping could result in disputes, including litigation, regarding pricing or terms which, in turn, could lead to reduced demand for our services or the loss of revenues. We believe that we have addressed these documentation concerns through improved internal recordkeeping and the hiring of a general counsel in January 2005 who now oversees customer agreements and engagement letters. Additionally, our auditors noted a significant deficiency with respect to segregation of duties in our information technology department, as well as a significant deficiency with respect to inadequate control over financial reporting software. The effect of such deficiencies could materially harm our internal accounting, since multiple accounting personnel would have access to our accounting system, and potentially impair the integrity of our accounting and reporting. Since our auditors notified us of this significant deficiency, we have implemented new levels of segregation of duties, restricted access by certain employees and eliminated manual verification of data imported into our billing and computer systems. We also implemented new financial reporting safeguards, and streamlined access to the financial spreadsheets used for reporting purposes. Our auditors noted a significant deficiency with respect to our tax recordkeeping and documentation. If this deficiency is not addressed, we may face penalties from state and federal tax authorities for underpayment, and our financial statements may not properly reflect all taxes incurred. In connection with becoming a public company, we are augmenting our tax department. Our auditors noted a significant deficiency with respect to our change management processes. Failure to address weak change management procedures may result in improper access to our source code for our proprietary software, which may impair certain software critical to our clients. Finally, our auditors identified a deficiency with respect to our ability to prepare financial statements on a timely basis. If we are unable to prepare our financial statements on time, it may adversely affect our business and compliance with SEC reporting obligations.

        All remediation actions taken by management subsequent to December 31, 2004 will be subject to the consideration of our auditors during the audit of our financial statements as of and for the year ending December 31, 2005. Although we believe we have made substantial progress in addressing the areas identified by our auditors as needing improvement, there are no assurances that these matters will have been sufficiently addressed in the opinion of our independent auditors or that other deficiencies will not be identified in connection with their next audit of our financial statements.

        Continued improvement of our internal controls and procedures will be required in order for us to manage future growth successfully and operate effectively as a public company. The continued improvement of our internal controls, as well as compliance with the Sarbanes-Oxley Act of 2002 and related requirements, will be costly and will place a significant burden on management. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made. We cannot assure you that the measures we have taken or any future measures will enable us to provide accurate and timely financial reports, particularly if we are unable to hire additional personnel in our accounting and financial department, or if we lose personnel in this area. Any failure to improve our internal controls could result in delays or inaccuracies in reporting financial information, or non-compliance with SEC reporting and other regulatory requirements, any of which could adversely affect our business and results of operations.

Risks Related to the Common Stock, the Offering and Our Capital Structure

We cannot assure you that a market will develop for our common stock or what the market price for our common stock will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares.

        Prior to this offering there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our common stock or whether that market will be sustained. The lack of a trading market may result in limited research coverage by securities analysts. The initial public offering price for our common stock has been determined by negotiations among the representatives of the underwriters and us, and may not reflect the market price for shares of our common stock after this offering. Prices for the shares of our common stock after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of our business, the mortgage loan industry generally and the non-conforming mortgage loan industry in particular, and general economic and market conditions. In the event an active trading market does not develop for our common stock, you may be unable to resell your shares at or above the initial price to the public or at all.

        In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies' securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely harm our business and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

        In the event that we do obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

Future sales of our shares could adversely affect the market price of our common stock.

        After this offering our current stockholders will hold approximately            % of our outstanding shares (or            % if the underwriters exercise their over-allotment option in full). These stockholders will not be contractually prohibited from selling these shares following the 180-day lock-up period after this offering. This lock-up period is subject to extension under certain circumstances, as described in "Underwriting." The stockholders may also transfer these shares prior to the expiration of the lock-up period pursuant to the limited circumstances described in "Underwriting," including with the consent of William Blair & Company, L.L.C., in its sole discretion. In determining whether to consent to a waiver of the lock-up period, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. In addition, after the expiration of the lock-up period, we will not be contractually prohibited from issuing and selling additional shares of our common stock. Any sale by us or our current stockholders of our common stock in the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our common stock.

        After this offering, substantially all of the holders of our common stock prior to the offering will have rights, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares or that we include their shares in a registration statement that we file on our behalf or on behalf of other stockholders. If such demand rights are exercised pursuant to the terms and conditions of the registration rights agreement and we are required to file an additional registration statement, we will incur significant expenses in connection with the filing of such registration statement. Additionally, the filing of an additional registration statement at the request of the stockholders may divert the attention of our senior management from our business operations. See "Description of Capital Stock—Registration Rights."

As a new investor, you will immediately experience substantial dilution as a result of this offering.

        The purchasers of our common stock offered in this offering will experience immediate and substantial dilution of $                              per share, the amount by which the per share purchase price of the common stock offered in this offering exceeds the pro forma net tangible book value per share of our common stock immediately following this offering. We may raise additional funds through future sales of our common stock. Any such financing may result in additional dilution to our stockholders.

Certain of our principal stockholders will receive a material benefit from the completion of this offering, resulting in a decrease in the net proceeds available to us for working capital and other general corporate uses, such as acquisitions.

        Investment funds affiliated with TA Associates hold a significant amount of our common stock, series A convertible preferred stock and series B convertible preferred stock. Upon completion of this offering:

  •
  the shares of series A convertible preferred stock held by TA Associates will automatically convert into 8,825,241 shares of our common stock and 8,825,241 shares of our series A redeemable preferred stock; and

  •
  the shares of series B convertible preferred stock held by TA Associates will automatically convert into 23,413,615 shares of our common stock and 23,413,615 shares of our series B redeemable preferred stock.

        As required by the terms of the redeemable preferred stock, we will immediately redeem all of the outstanding shares of redeemable preferred stock held by TA Associates upon issuance for an aggregate of approximately $51.4 million, which represents approximately            % of the estimated net proceeds to be received by us in this offering. See "Certain Relationships and Related Transactions" and "Use of Proceeds." As a result of these payments, the net proceeds of the offering that are available to us for working capital and other general corporate uses, such as acquisitions, will be decreased.

Our directors and certain significant stockholders will exercise significant control over Clayton.

        After this offering, our directors, and significant stockholders and their affiliates, including TA Associates and Stephen M. Lamando, will collectively control approximately            % of our outstanding common stock. Investment funds affiliated with TA Associates will hold an aggregate of            % of our issued and outstanding common stock, or            % if the underwriters exercise their over-allotment option in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of Clayton and might affect the market price of our common stock.

We may require additional capital in the future, which may not be available to us. Issuances of our equity securities to provide this capital may dilute your ownership in us.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  take advantage of expansion opportunities;

  •
  acquire complementary businesses or technologies;

  •
  develop new services and products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

Provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

        Our certificate of incorporation and by-laws contain provisions that may make the acquisition of Clayton more difficult without the approval of our board of directors, including the following:

  •
  our board of directors is divided into three classes serving staggered three-year terms;

  •
  only our board of directors may call special meetings of our stockholders;

  •
  our stockholders may take action only at a meeting of our stockholders and not by written consent;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  stockholder approval of amendments of our certificate of incorporation or by-laws require a vote of 75% of our outstanding shares;

  •
  vacancies on the board of directors may be filled only by the directors;

  •
  our directors may be removed only for cause by the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

  •
  we require advance notice for stockholder proposals.

        These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of Clayton. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

        We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder absent prior approval of our board of directors. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

FORWARD LOOKING STATEMENTS AND PROJECTIONS

        This prospectus contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward looking statements is subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this prospectus. Accordingly, you should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward looking statements.

        The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds of the sale of the            shares of common stock that we are offering will be approximately $                               million, assuming an initial public offering price of $                              per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $                              million.

        We intend to use the net proceeds from this offering for the following:

  •
  approximately $52.8 million to redeem from investment funds affiliated with TA Associates and our other preferred stockholders all of the shares of redeemable preferred stock to be outstanding immediately following the conversion of our series A convertible preferred stock and our series B convertible preferred stock;

  •
  approximately $         million to repay amounts owed under the senior credit facility with BNP Paribas, including $         million due under our term loan and $         million due under our revolving line of credit; and

  •
  any remaining balance of net proceeds for general corporate purposes, including working capital and possible acquisitions and investments.

        The senior credit facility, which consists of a revolving line of credit and a term loan, expires on December 8, 2011. The initial loans under the credit facility bear interest as determined by the applicable London interbank offer rate, or LIBOR, plus 3.00%, or the prime rate as announced by BNP Paribas, or the Prime Rate, plus 2.0%, at our election. In addition, we are required to pay a commitment fee of 0.5% based on the calculation of the excess of the revolving credit loan commitment over the revolving outstanding balance as defined. Principal repayments of $375,000 are required on a quarterly basis through 2010. The remaining principal balance at the end of 2010 is repayable in equal quarterly installments during 2011.

DIVIDEND POLICY

        Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. Prior to TA Associates' acquisitions of Clayton Services and CFIS, Clayton Services and CFIS were organized as S-corporations and each regularly paid dividends to their stockholders. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Moreover, our senior loan agreement relating to our senior credit facility imposes restrictions on our ability to declare and pay dividends. While we intend to repay a portion of the amounts owed under the senior credit facility, we intend to maintain our ability to borrow under the senior credit facility and will therefore remain subject to these limitations on our ability to declare and pay dividends.

        On December 8, 2005, in connection with our recapitalization, we paid an aggregate dividend of $55.85 million to the holders of our series A convertible preferred stock and series B convertible preferred stock. This dividend reduced the aggregate redemption amount that will be paid to holders of our outstanding preferred stock upon the completion of this offering by $55.85 million. This dividend to our preferred stockholders was a one-time, special dividend and we do not expect to declare any dividends on our preferred stock in the future.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all of our class B common stock, the conversion of all of our series A convertible preferred stock and the conversion of all of our series B convertible preferred stock, the payment of a $10.2 million earn-out payment to the Clayton Founders, which includes accrued interest, funded by the holders of the series B redeemable preferred stock; and the completion of our recapitalization and new credit facility (as described in footnote 2 below), the proceeds of which were used to (i) repay and retire all $45.6 million outstanding under our prior senior credit facility, (ii) repay all $31.5 million owed pursuant to our outstanding subordinated and senior subordinated notes, (iii) pay a $1.69 per share dividend to our holders of preferred stock, including investment funds affiliated with TA Associates, for an aggregate dividend payment of $55.85 million and (iv) pay $13.25 million to the Clayton Founders in satisfaction of an earn-out arrangement entered into in connection with the purchase of Clayton Services by TA Associates in August 2004; and

  •
  on an as adjusted basis to reflect the sale of            shares of common stock that we are offering at an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

        You should read the following table in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of September 30, 2005
	Actual	Pro Forma	As Adjusted
(Dollars in thousands, except share and per share data)
Term loans(1)(5)	$33,875	$150,000	$
Revolving credit loan facility(1)	12,450	—
Subordinated notes and senior subordinated notes(1)	29,556	—
Series A convertible preferred stock, par value $0.01 per share, 8,825,241 shares authorized, issued and outstanding(1)(3)	27,190	—
Series B convertible preferred stock, par value $0.01 per share, 24,185,493 shares authorized, issued and outstanding(1)(3)	74,513	—
Series A redeemable preferred stock, par value $0.01 per share, 8,825,241 shares authorized; no shares issued and outstanding(3)	—	12,259
Series B redeemable preferred stock, par value $0.01 per share, 27,837,046 shares authorized; no shares issued and outstanding(2)(3)	—	43,839
Stockholders' equity:
Common stock, par value $0.01 per share, 60,000,000 shares authorized; 13,116,196 shares issued and outstanding, actual; 60,000,000 shares authorized, 47,555,022 shares issued and outstanding on a pro forma basis; shares issued and outstanding, as adjusted(3)(4)	131	475
Class B common stock, par value $0.01 per share, 1,428,092 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding on a pro forma basis and as adjusted(4)	14	—
Additional paid-in capital(4)	3,903	3,573
Retained earnings(1)	9,806	6,731

Total stockholders' equity(1)(3)(4)	13,854	10,779

Total capitalization	$191,438	$216,877	$

(1)
Reflects the repayment of approximately $33.9 million of principal due under our prior term loan, $12.4 million of principal due under our prior revolving credit loan facility, approximately $30.0 million of principal due under our subordinated notes and senior subordinated notes, the dividend of $55.85 million on our convertible preferred stock, the payment of an earn-out amount to the Clayton Founders of $13.25 million, the payment of approximately $1.3 million of prepayment penalties paid to holders of our senior subordinated notes and subordinated notes, the write-off of unamortized deferred financing costs of approximately $1.4 million related to debt facilities and the write-off of $0.4 million of unamortized discount related to the subordinated notes and senior subordinated notes. These payments and adjustments were made in December 2005 when we entered into a new $150.0 million term loan facility.

(2)
Reflects the payment of earn-out amounts, including accrued interest, to the Clayton Founders of $10.2 million in November 2005, funded by the holders of the Series B convertible preferred stock, and $13.25 million funded by the Company in December 2005 which is included as additional purchase price in connection with the acquisition of Clayton by investment funds affiliated with TA Associates and is reflected as additional goodwill.

(3)
Upon the completion of this offering the outstanding shares of series A convertible preferred stock and the outstanding shares of series B convertible preferred stock will convert into an aggregate of 33,010,734 shares of common stock, and 8,825,241 and 24,185,493 shares of series A and series B redeemable preferred stock, respectively. As presented on an as adjusted basis, these shares of series A and series B redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of approximately $52.8 million, which represents a redemption price of 94.1% of the aggregate value of the series A and series B redeemable preferred.

(4)
Upon completion of this offering and as presented on a pro forma and on an as adjusted basis, 1,428,092 shares of our class B common stock will immediately convert into 1,428,092 shares of our common stock.

(5)
Upon completion of this offering and as presented on an as adjusted basis, approximately $    million due under our term loan will be immediately repaid.

DILUTION

        Our pro forma net tangible book value as of September 30, 2005 was $                   million, or $                  per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, as of September 30, 2005 after giving effect to the conversion of all of our class B common stock, series A convertible preferred stock and series B convertible preferred stock into shares of our common stock, each of which will occur immediately prior to this offering.

        After giving effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $                  per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2005 would have been approximately $                   million, or approximately $                  per share. This amount represents an immediate increase in pro forma net tangible book value of $                  per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                  per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value as of September 30, 2005 $
Increase per share attributable to new investors $

Adjusted pro forma net tangible book value per share after this offering.	$

Dilution in pro forma net tangible book value per share to new investors	$

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be $                  per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                  per share and the dilution to new investors purchasing shares in this offering would be $                  per share.

        The following table summarizes, as of September 30, 2005, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $                  per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors				$			$

Total			%	$		%

        The above discussion and table assume no exercise of stock options after September 30, 2005. As of September 30, 2005, we had outstanding options to purchase a total of 5,866,881 shares of common stock at a weighted average exercise price of $1.13 per share. If all such options had been exercised as of September 30, 2005, pro forma net tangible book value per shares would be $                  and dilution to new investors would be $                  .

SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

        In accordance with U.S. GAAP relating to companies under common control prior to their combination, the financial statements of the previously separate companies under common control are restated on a combined basis from the dates of their respective acquisitions by the controlling entity. Accordingly, for accounting purposes, the date of our inception was May 24, 2004, the date that TA Associates acquired CFIS, the first of the combined entities that were brought under common control. Our consolidated results of operations presented on a "Successor Basis" include the accounts of the holding companies of each of Clayton Services and its subsidiaries, including First Madison, and CFIS, formerly The Murrayhill Company, beginning from the dates of the acquisitions of controlling interests by TA Associates, which were August 2, 2004 and May 24, 2004, respectively. Our consolidated results of operations for the years ended December 31, 2002 and 2003, and the period from January 1, 2004 through August 1, 2004, are prepared on a "Predecessor Basis," and reflect solely the financial position and results of operations of Clayton Services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Affecting Comparability" for more information.

        The data presented on a Predecessor basis for the years ended December 31, 2002 and 2003, and the period from January 1, 2004 through August 1, 2004, and as of December 31, 2003, is derived from our audited consolidated financial statements included elsewhere in this prospectus. The data presented on a Successor basis for the period from inception through December 31, 2004 and as of December 31, 2004 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The data presented on a Predecessor basis for the years ended December 31, 2000 and 2001, and as of December 31, 2000, 2001 and 2002 is derived from our audited consolidated financial statements that are not included in this prospectus. The data for the nine months ended September 30, 2004 and nine months ended September 30, 2005 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Results for the nine months ended September 30, 2005 are not necessarily indicative of results expected for the fiscal year ending December 31, 2005, or for any other future period.

							Interim Periods
	Predecessor						Predecessor	Successor	Successor
						Successor
	Year Ended December 31,						January 1, 2004 Through August 1, 2004	Inception Through September 30, 2004	Nine Months Ended September 30, 2005
					January 1, 2004 Through August 1, 2004	Inception Through December 31, 2004
	2000	2001	2002	2003
(Amounts in thousands, except share and per share data)								(Unaudited)	(Unaudited)
CONSOLIDATED STATEMENT OF INCOME:
Revenue	$18,697	$33,183	$52,098	$85,228	$76,339	$79,805	$76,339	$32,325	$151,202
Cost of services:
Compensation expense	9,101	14,653	22,048	39,436	35,502	37,252	35,502	14,068	71,764
Travel and related expenses	3,770	5,598	9,036	17,204	15,494	13,892	15,494	5,376	21,924
Other direct costs	1,287	3,121	3,709	3,821	2,668	1,304	2,668	848	4,038

Total cost of services	14,158	23,372	34,793	60,461	53,664	52,448	53,664	20,292	97,726

Gross profit	4,539	9,811	17,305	24,767	22,675	27,357	22,675	12,033	53,476
Operating expenses:
Salaries and benefits	1,044	2,211	3,861	4,403	3,783	6,553	3,783	2,651	13,753
Other selling, general and administrative expenses	2,399	2,473	2,615	3,960	4,276	6,417	4,276	2,033	12,401
Depreciation and amortization	378	914	1,051	1,163	792	1,115	792	466	3,138
Amortization of intangibles	—	—	—	—	—	4,509	—	2,003	7,634

Total operating expenses	3,821	5,598	7,527	9,526	8,851	18,594	8,851	7,153	36,926

Income from operations	718	4,213	9,778	15,241	13,824	8,763	13,824	4,880	16,550
Other income	—	1,667	315	315	—	—	—	—	—
Interest expense, net	65	223	82	268	178	3,066	178	1,344	5,825

Income before provision for income taxes	653	5,657	10,011	15,288	13,646	5,697	13,646	3,536	10,725
Income tax provision (benefit)	(29)	16	(48)	(62)	260	2,354	260	1,463	4,262

Net income	$682	$5,641	$10,059	$15,350	$13,386	$3,343	$13,386	$2,073	$6,463

Pro forma net income(1)	$398	$3,451	$6,107	$9,326	$8,324		$8,324
Pro forma net income per share(2):
Basic	$0.04	$0.34	$0.60	$0.92	$0.82	$0.09	$0.82	$0.07	$0.14
Diluted	$0.04	$0.34	$0.60	$0.92	$0.82	$0.09	$0.82	$0.07	$0.13
Pro forma weighted average shares(2):
Basic	10,162,309	10,162,309	10,162,309	10,162,309	10,162,309	36,137,400	10,162,309	28,338,916	47,551,116
Diluted	10,162,309	10,162,309	10,162,309	10,162,309	10,162,309	36,382,147	10,162,309	28,338,916	49,155,636
(Amounts in thousands)
ADDITIONAL DATA:
EBITDA(3)	$1,096	$6,794	$11,144	$16,719	$14,616	$14,387	$14,616	$7,349	$27,322

	Predecessor				Successor
						Successor
	As of December 31,
						As of September 30, 2005
	2000	2001	2002	2003	2004
(Dollars in thousands)						(Unaudited)
SELECTED CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$842	$—	$67	$4,669	$12,450	$6,527
Accounts receivable, net	6,261	8,581	13,148	22,047	21,658	35,908
Unbilled receivables	1,995	3,817	5,739	9,049	17,655	16,777
Goodwill	—	—	—	—	46,179	46,321
Intangibles assets, net	—	—	—	—	96,522	88,904
Total assets	13,853	16,021	22,138	42,554	218,247	218,759
Revolving credit facility and term loans	3,870	1,850	1,100	10,429	41,777	46,325
Subordinated notes and senior subordinated notes	—	—	—	—	29,486	29,556
Series A convertible preferred stock	—	—	—	—	27,190	27,190
Series B convertible preferred stock	—	—	—	—	74,513	74,513
Total stockholders' equity	5,020	10,662	16,421	25,771	7,224	13,854

(1)
As an S-corporation, our Predecessor was not subject to corporate level Federal income taxes. For comparison purposes, for all Predecessor periods we have presented pro forma net income, which reflects income taxes assuming we had been a C-corporation during such periods and assuming a combined tax rate of 39.0% for Federal and state income taxes. The pro forma net income information is unaudited.

(2)
For all Predecessor periods, pro forma net income per share and pro forma weighted average shares assume we had been a C-corporation since the beginning of the period presented. The pro forma net income per share and pro forma weighted average shares information is unaudited. For all Successor periods, pro forma net income per share and pro forma weighted average shares are the actual net income per share and weighted average shares for the period presented.

(3)
"EBITDA" represents income from operations before interest expense, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our operations and our management team. For example, our management incentive plan is based in part upon our achieving minimum EBITDA targets for a given year. Our loan covenants with our primary lender are measured using EBITDA as a key liquidity measure. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or income taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

  •
  EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

  •
  Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

        A reconciliation of EBITDA to income before provision for income taxes is set forth below:

							Interim Periods
	Predecessor					Successor		Successor	Successor
							Predecessor
	Year Ended December 31,					Inception Through December 31, 2004		Inception Through September 30, 2004	Nine Months Ended September 30, 2005
					January 1, 2004 Through August 1, 2004		January 1, 2004 Through August 1, 2004
	2000	2001	2002	2003
(Dollars in thousands)
Income before provision for income taxes	$653	$5,657	$10,011	$15,288	$13,646	$5,697	$13,646	$3,536	$10,725
Interest expense, net	65	223	82	268	178	3,066	178	1,344	5,825
Depreciation and amortization	378	914	1,051	1,163	792	5,624	792	2,469	10,772

EBITDA	$1,096	$6,794	$11,144	$16,719	$14,616	$14,387	$14,616	$7,349	$27,322

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

        Our unaudited pro forma combined financial statements included in this prospectus are derived by combining the historical audited and unaudited consolidated financial statements of the businesses that comprise Clayton, together with the application of the pro forma adjustments noted below.

        These pro forma financial statements present the combined financial condition and operating results of the businesses that comprise Clayton as if the following transactions had occurred on January 1, 2004:

  •
  The acquisition of Clayton Services, the Predecessor, and First Madison Services by TA Associates on August 2, 2004;

  •
  The acquisition of CFIS by TA Associates on May 23, 2004;

  •
  The completion of our recapitalization and new credit facility on December 8, 2005; and

  •
  The sale of            shares of common stock by us pursuant to this offering at an assumed price of    and the application of the net proceeds therefrom as described in "Use of Proceeds".

        The unaudited as adjusted consolidated balance sheet data as of September 30, 2005 gives effect to the sale of            shares of common stock by us pursuant to this offering at an assumed price of    and the application of the net proceeds therefrom as described in "Use of Proceeds," as if the offering had occurred on that date.

        We have concluded that Clayton Services is our Predecessor because this entity was engaged in the business of providing transaction management services which have historically represented a substantial majority of our revenues, assets and income before provision for income taxes. For the periods presented, the Predecessor would have represented over 80% of the revenues, assets and income before provision for income taxes of the combined entities.

        We are providing the following unaudited pro forma financial information because we believe that the historical results of the businesses that comprise Clayton prior to their respective acquisition dates and the effects of the offering are material to the comparability of the financial information provided for this period with future periods.

        The unaudited pro forma combined financial data and accompanying notes are provided for information purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the transactions been consummated on the date indicated above, nor are they indicative of our future results of operations or financial position.

        The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The final allocation of shares of common stock to be offered by us in this offering may affect the pro forma adjustments. The notes to the unaudited pro forma balance sheet data and statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of

Operations," "Selected Consolidated and Other Financial Data" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Clayton Services, Inc. (Predecessor) January 1, 2004 Through August 1, 2004	First Madison Inc. January 1, 2004 Through August 1, 2004	Clayton Fixed Income Services Inc. January 1, 2004 Through May 23, 2004	Clayton Holdings, Inc. (Successor) Inception Through December 31, 2004(1)	Subtotal Year Ended December 31, 2004	Pro Forma Adjustments Year Ended December 31, 2004		Pro Forma Year Ended December 31, 2004
(Amounts in thousands)
CONSOLIDATED STATEMENT OF INCOME:
Revenue	$76,339	$2,656	$6,097	$79,805	$164,897	$—		$164,897
Cost of services:
Compensation expense	35,502	867	1,493	37,252	75,114	—		75,114
Travel and related expenses	15,494	28	31	13,892	29,445	—		29,445
Other direct costs	2,668	483	—	1,304	4,455	—		4,455

Total cost of services	53,664	1,378	1,524	52,448	109,014	—		109,014

Gross profit	22,675	1,278	4,573	27,357	55,883	—		55,883
Operating expenses:
Salaries and benefits	3,783	179	1,374	6,553	11,889	—		11,889
Other selling, general and administrative expenses	4,276	556	1,030	6,417	12,279	—		12,279
Depreciation	792	83	116	1,115	2,106	—		2,106
Amortization of intangibles	—	—	—	4,509	4,509	5,652	(2)	10,161

Total operating expenses	8,851	818	2,520	18,594	30,783	5,652		36,435

Income from operations	13,824	460	2,053	8,763	25,100	(5,652)		19,448
Interest expense, net	178	4	(6)	3,066	3,242	4,633	(3)	7,875

Income before provision for income taxes	13,646	456	2,059	5,697	21,858	(10,285)		11,573
Income tax provision	260	61	—	2,354	2,675	1,838	(4)	4,513

Net income(1)	$13,386	$395	$2,059	$3,343	$19,183	$(12,123)		$7,060

(1)
Represents the results of CFIS from May 24, 2004 to December 31, 2004, and Clayton Services and First Madison from August 2, 2004 to December 31, 2004.

(2)
Adjusted for amortization expense for the entire period related to $83.9 million of amortizable intangibles resulting from TA Associates' acquisitions of CFIS in May 2004 and Clayton Services in August 2004. These amortizable intangible assets are amortized on a straight line basis over an average life of 12.0 years. Amounts paid pursuant to the contingent earn-out provisions described in "Certain Relationships and Related Transactions" were allocated to unamortizable goodwill and did not have an impact on our amortization expense but will be subject to an annual impairment test.

(3)
Adjusted for interest expense for the entire period related to our new term loan at an average interest rate of 5.25%.

(4)
Clayton Services, First Madison and CFIS, as S-corporations, were not subject to corporate level Federal income taxes. For comparison purposes, for all Predecessor periods we have presented pro forma net income, which reflects income taxes assuming Predecessor, First Madison and CFIS had been C-corporations during such periods and assuming a combined tax rate of 39.0% for Federal and state income taxes.

        The unaudited pro forma combined balance sheet as of September 30, 2005 below presents the financial condition and on a pro forma basis to give effect to the conversion of all of our class B common stock, the conversion of all of our series A convertible preferred stock and the conversion of all of our series B convertible preferred stock, the payment of a $10 million earn-out payment funded by the holders of the series B redeemable preferred stock; and the completion of our recapitalization and new credit facility, the proceeds of which were used to (i) repay and retire all amounts outstanding under our prior senior credit facility, (ii) repay all amounts owed pursuant to our outstanding subordinated notes and senior subordinated notes, (iii) pay a $1.69 per share dividend to our holders of preferred stock, including investment funds affiliated with TA Associates, for an aggregate dividend payment of $55.85 million, and (iv) pay $13.25 million to the Clayton Founders in satisfaction of an earn-out amount. The unaudited pro forma financial data and accompanying notes are provided for information purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the transactions been consummated on the dates indicated above, nor are they indicative of our future results of operations or financial position.

	As of September 30, 2005
	Actual	Pro Forma Adjustments		Pro Forma	Offering Adjustments	As Adjusted
	(Unaudited)			(Unaudited)
(Dollars in thousands)
ASSETS
Cash and cash equivalents	$6,527	$380	(1)	$6,907
Restricted cash	2,339			2,339
Accounts receivable, net	35,908			35,908
Unbilled receivables	16,777			16,777
Prepaid expenses and other current assets	3,926			3,926

Total current assets	65,477	380		65,857
Property and equipment, net	16,565			16,565
Goodwill	46,321	23,495	(1)(2)	69,816
Intangible assets, net	88,904			88,904
Other assets, net	1,492	779	(1)	2,271

Total assets	218,759	24,654		243,413

LIABILITIES
Revolving credit facility	12,450	(12,450	)(1)	—
Term loans—current portion(5)	6,875	(5,375	)(1)	1,500
Other current liabilities	21,325	(785	)(1)	20,540

Total current liabilities	40,650	(18,610)		22,040
Term loans—long term portion(5)	27,000	121,500	(1)	148,500
Senior subordinated notes	19,848	(19,848	)(1)	—
Subordinated notes	9,708	(9,708	)(1)	—
Other liabilities	5,996			5,996

Total liabilities	103,202	73,334		176,536
Series A convertible preferred stock	27,190	(27,190	)(1)(3)	—
Series B convertible preferred stock	74,513	(74,513	)(1)(3)	—
Series A redeemable preferred stock		12,259	(3)	12,259
Series B redeemable preferred stock		43,839	(2)(3)	43,839
STOCKHOLDERS' EQUITY
Common stock	131	344	(4)	475
Common stock class B	14	(14	)(4)	—
Additional paid in capital	3,903	(330	)(4)	3,573
Retained earnings	9,806	(3,075	)(1)(3)	6,731

Total stockholders' equity	13,854	(3,075)		10,779

Total liabilities and stockholders' equity	$218,759	$24,654		$243,413

(1)
Reflects the repayment of approximately $33.9 million of principal and $0.4 million of accrued interest due under our prior term loan, $12.4 million of principal due under our prior revolving credit loan facility, approximately $30.0 million of principal and $0.4 million of accrued interest due under our subordinated notes and senior subordinated notes, the dividend of $55.85 million on our convertible preferred stock, the payment of an earn-out amount to the Clayton Founders of $13.25 million, the incurrence of $2.1 million of deferred financing fees, the payment of approximately $1.3 million of prepayment penalties paid to holders of our senior subordinated notes and subordinated notes, the write-off of unamortized deferred financing costs of approximately $1.4 million related to debt facilities, the write-off of $0.4 million of unamortized discount related to the subordinated notes and senior subordinated notes and the remaining net proceeds of $0.4 million to us. These payments and adjustments were made in December 2005 when we entered into a new $150.0 million term loan facility, which is reflected in this unaudited pro forma combined balance sheet.

(2)
Reflects the payment of earn-out amounts, including accrued interest, to the Clayton Founders of $10.2 million in November 2005, funded by the holders of the series B convertible preferred stock, and $13.25 million funded by us in December 2005 which is included as additional purchase price in connection with the acquisition of Clayton Services by investment funds affiliated with TA Associates and is reflected as additional goodwill.

(3)
Upon the completion of this offering the outstanding shares of series A convertible preferred stock and the outstanding shares of series B convertible preferred stock will convert into an aggregate of 33,010,734 shares of common stock, and 8,825,241 and 24,185,493 shares of series A and series B redeemable preferred stock, respectively. As presented on an as adjusted basis, these shares of series A and series B redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of approximately $52.8 million, which represents a redemption price of 94.1% of the aggregate value of the series A and series B redeemable preferred.

(4)
Upon completion of this offering and as presented on a pro forma and on an as adjusted basis, 1,428,092 shares of our class B common stock will immediately convert into 1,428,092 shares of our common stock.

(5)
Upon completion of this offering and as presented on an as adjusted basis, approximately $    million due under our term loan will be immediately repaid.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion of our historical consolidated financial statements covers periods before consummation of this offering and the application of the proceeds. Accordingly, the discussion does not reflect the impact that this offering will have on us. See the information provided in "Risk Factors," "Capitalization," "—Liquidity and Capital Resources" and elsewhere in this prospectus for further discussion relating to the impact of this offering on us. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences include those described in "Risk Factors" and elsewhere in this prospectus.

Overview

        We provide a full suite of outsourced services, mortgage-related analytics and specialized consulting services for buyers and sellers of, and investors in, mortgage-related loans and securities and other debt instruments. Our services include transaction management, which consists of due diligence, mortgage processing services for buyers of mortgage loans (conduit support services), professional staffing, and compliance products and services, as well as monitoring of mortgage-backed securities (credit risk management and surveillance), and specialized loan servicing services (special servicing). We provide a majority of our services to participants in the non-agency mortgage-backed securities, or MBS, market and the non-conforming mortgage loan market. Between January 1, 2004 and June 30, 2005, we performed detailed analyses on over one million loans totaling over $220.0 billion in principal value, which represented approximately 9.4% of the total principal balance of U.S. non-conforming mortgage loan originations over such period. As of June 30, 2005, we were monitoring over $230.0 billion in loans underlying MBS, which represented approximately 17.9% of the total outstanding U.S. non-agency MBS at such date.

        We believe that several trends support the demand for our services, including:

  •
  the growth in outsourced services by capital markets firms and other major mortgage loan market participants;

  •
  the increased complexities and requirements of federal, state and local regulations applicable to the mortgage loan industry;

  •
  investors' growing demand for loan performance data; and

  •
  buyers purchasing smaller pools of loans from a larger number of sellers, increasing the need for our conduit services.

        Our revenue is also driven by non-agency MBS issuance and the aggregate number of non-conforming mortgage loan originations. Increases in non-agency MBS issuances and non-conforming mortgage loan originations have increased the number of loans for which we performed our services, leading to a corresponding increase in gross revenue. At the same time, we increasingly utilized our centralized underwriting facilities to perform our services. The usage of our centralized underwriting facilities decreased the amount of per loan travel expenses, which led to a corresponding increase in our profit margins.

        We expect the non-agency MBS securitization and non-conforming mortgage loan origination markets to continue growing due to the increasing demand for and the availability of new loan products, increased home ownership driven in part by first-time homeowners, minorities and immigrants, and increased liquidity in the non-agency MBS market. In 2004, the aggregate principal value of new issuances of U.S. non-agency MBS was $864 billion, up from $136 billion in 2000, and the principal balance of non-conforming mortgage loan originations was $1.5 trillion in 2004, up from $390 billion in 2000.

        We face a number of risks in our industry and the market for our services is highly competitive. Our business is driven in part by the MBS market, the mortgage lending industry and the housing market, each of which is highly sensitive to trends in the general economy, including interest rates, perceived and actual economic conditions, taxation policies, availability of credit, employment levels and wage and salary levels. Adverse changes in any of these trends, or a decline in the sale of both new and existing homes or in home values, could lessen the demand for mortgage loans, which could result over time in a reduced demand for our services and diminish our revenue. A material reduction in the number of loans available for securitization may cause our clients to engage us for fewer services, which could have an adverse effect on our business and results of operations. Moreover, the majority of our business is generated through our largest 20 clients. The loss of one or more of these clients could adversely affect our business and results of operations. Lastly, we are dependent on our independent loan review specialists to perform our services. Our business could suffer if we are unable to recruit and retain additional qualified independent loan review specialists.

Basis of Presentation

        We were formed as a Delaware corporation in March 2005, following the combination of the holding companies of each of Clayton Services and its subsidiaries, including First Madison, and CFIS, formerly The Murrayhill Company. Prior to the combination, each holding company was controlled by TA Associates. In accordance with U.S. GAAP relating to companies under common control prior to their combination, the financial statements of the previously separate companies under common control are restated on a combined basis from the dates of their respective acquisitions by the controlling entity. Accordingly, for accounting purposes, the date of our inception was May 24, 2004, the date that TA Associates acquired CFIS, the first of the combined entities that were brought under common control.

        Our consolidated results of operations presented on a "Successor Basis" include the accounts of the holding companies of each of Clayton Services and its subsidiaries, including First Madison, and CFIS, beginning from the dates of the acquisition of a controlling interest by TA Associates, which were August 2, 2004 and May 24, 2004, respectively. Our consolidated results of operations for the years ended December 31, 2000, 2001, 2002 and 2003, and the period January 1, 2004 through August 1, 2004 are prepared on a "Predecessor Basis," and reflect solely the operations of Clayton Services.

Other Factors Affecting Comparability

        Our consolidated financial statements present the results of operations of Clayton Services and CFIS each as of the date of its acquisition by TA Associates as well as the results of our Predecessor, Clayton Services, on a stand-alone basis prior to its acquisition by TA Associates. As such, the results of operations in the periods covered by our consolidated financial statements may not be directly comparable.

        The Predecessor's consolidated financial results do not reflect the effects of:

  •
  the acquisitions of each of CFIS and Clayton Services by TA Associates, which resulted in $83.9 million of amortizable intangible assets, which is being amortized over an average life of 12.0 years;

  •
  additional debt of $74.5 million incurred as a result of the acquisitions of each of CFIS and Clayton Services by TA Associates, which resulted in increased interest expense;

  •
  revenues, expenses and operational results of CFIS and First Madison;

  •
  transaction related expenses incurred in connection with the combination of CFIS and Clayton Services into Clayton Holdings;

  •
  additional expenses incurred in preparation for becoming a public company including audit fees, professional fees, increased directors and officers insurance, board compensation and expenses related to hiring additional personnel and expanding our administrative functions;

  •
  increased depreciation as a result of investment in our technology and financial and administrative infrastructure in preparation for becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002; and

  •
  a C-corporation tax structure, which results in Federal income taxes being incurred by us, whereas previously our Predecessor elected to be taxed as an S-corporation and did not pay corporate level Federal income taxes.

        Our consolidated historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our consolidated historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations or financial position.

Critical Accounting Policies

        In preparing our financial statements in conformity with U.S. GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of our accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, we cannot assure you that actual results will not differ significantly from estimated results. We base these judgments on our historical experience, management's forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to our December 31, 2004 consolidated financial statements included elsewhere in this prospectus.

        Our most critical accounting policies, which reflect significant management estimates and judgment in determining reported amounts in the consolidated financial statements included elsewhere in this prospectus, are a follows:

Basis of Presentation

        Our consolidated statements of income, stockholders' equity and cash flows include the results of GRP and TMHC beginning from the dates of acquisition of controlling interests by TA Associates, which were August 2, 2004 and May 24, 2004, respectively. The consolidated statements of income, stockholders' equity and cash flows for the periods prior to the date TA Associates acquired a controlling interest in GRP are presented on a Predecessor basis and reflect solely the operations of Clayton Services.

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.

        We derive most of our revenue from professional service activities. The majority of these activities are provided under "time-and-materials" billing arrangements. Revenue consisting of billed fees and pass-through expenses is recorded as work is performed and expenses are incurred. Revenue also includes expenses billed to clients, which include travel and other out-of-pocket expenses, and other reimbursable expenses.

        We record provisions for fee adjustments and discretionary pricing adjustments as a reduction of revenue. Revenue recognized, but not yet billed to clients, has been recorded as unbilled receivables in the consolidated balance sheets contained elsewhere in this prospectus.

Stock-Based Compensation

        We have adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," for all awards granted to employees. Accordingly, we recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. Adoption of these provisions results in utilizing a preferable accounting method as the consolidated financial statements will present the estimated fair value of stock-based compensation expense consistent with other forms of compensation and other expense associated with goods and services received for equity instruments.

        We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant, as determined by an independent valuation specialist and approved by our board of directors. Because there has been no public market for our common stock, the fair value of our common stock was determined by considering a number of objective and subjective factors, including our operating and financial performance and corporate milestones, the prices at which we sold shares of convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and the risk and non-liquid nature of our common stock. These valuations were obtained from an independent valuation expert. In determining the valuations, the independent valuation expert utilized a discounted cash flow analysis, in each case based on what we believe were reasonable projections for our business, market discount rates derived from a customary capital asset pricing model, market multiples for comparable companies and transactions and customary discounts for lack of marketability and minority interest.

        For the period from May 24, 2004 to November 30, 2005, we issued stock options to purchase an aggregate of 5,842,627 shares of our common stock. In May 2004, options to purchase 200,000 shares of TMHC common stock were granted under the TMHC Holdings, Inc. 2004 Stock Option and Grant Plan with an exercise price of $1.25 per share. On March 31, 2005, these options were converted to options under our 2005 Stock Option and Grant Plan, or 2005 Option Plan, to purchase 250,000 shares of our common stock at an exercise price of $1.00 per share. In November 2004, options to purchase 437,500 shares of GRP common stock were granted under the GRP Holdings, Inc. 2004 Stock Option and Grant Plan with an exercise price of $0.87 per share. On March 31, 2005, these options were converted to options under our 2005 Option Plan to purchase 1,560,650 shares of our stock at an exercise price of $0.24 per share. In December 2004, options to purchase 330,000 shares of TMHC common stock were granted under the TMHC Holdings, Inc. 2004 Stock Option and Grant Plan with an exercise price of $1.29 per share. On March 31, 2005, these options were converted to options under our 2005 Option Plan to purchase 412,500 shares of our stock at an exercise price of $1.03 per share. In March 2005, options to purchase 67,500 shares of GRP common stock were granted under the GRP Holdings, Inc. 2004 Stock Option and Grant Plan with an exercise price of $0.87 per share. On March 31, 2005, these options were converted to options to purchase 240,786 shares of our stock at an exercise price of $0.24 per share. Options to purchase 2,083,333 shares were granted in April 2005 with an exercise price of $1.50 per share, options to purchase 446,722 shares were granted in July 2005 with an exercise price of $1.59 per share, options to purchase 1,003,320 shares were granted in September 2005 with an exercise price of $1.70 per share and options to purchase 40,000 shares were granted in October 2005 with an exercise price of $1.70 per share.

        The board of directors determined that an increase in the estimated fair value of our common stock since the beginning of 2005 was necessary and supported by the factors utilized by the independent valuation expert. The board of directors also noted several corporate milestones that occurred during the period, including the increase in our revenue over comparable prior periods, the enhancement and enlargement of our management team and progress toward a potential initial public offering of our common stock. Accordingly, we determined that the fair value of our common stock increased as noted above.

Valuation of Long-lived Assets Excluding Goodwill

        We evaluate all of our long-lived assets, including intangible assets other than goodwill and fixed assets, periodically for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS No. 144). SFAS No. 144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable. If events or circumstances indicate that the carrying value of an asset may not be recoverable, we assess the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. The amount of impairment will be measured as the difference between the carrying value and the fair value of the impaired asset. An impairment will be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

Intangible Assets

        Intangible assets consist of customer relationships, technology, trade name and trademarks, non-competition agreements and excess of cost over fair value of net assets acquired ("goodwill"). Customer relationships are the value of the specifically acquired customer relationships. Technology is the value of recreating the completed technology infrastructure. Trade name and trademarks are the value inherent in the recognition of the "Clayton" and other names that we use. The value of the non-competition agreements are an appraisal of potential lost revenues that would arise from an individual initiating a competing enterprise.

        Except for goodwill, trade names and trademarks, all intangible assets are stated at cost less accumulated amortization. The costs attributable to the identified intangibles were based on a number of significant assumptions as determined by the Company and its independent appraisal expert. Identifiable intangible assets with finite lives are amortized under the straight-line method over their applicable estimated useful lives.

        The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which provides, among other things, that goodwill and intangibles with indefinite lives are no longer amortized but are reviewed for impairment at least annually (beginning with the first anniversary of the acquisition date). Impairment tests were conducted for Clayton Services and CFIS on their respective anniversary dates in 2005 and there was no impairment to goodwill or intangibles with indefinite lives of either entity.

Internal Controls

        In connection with the preparation of our year-end audited financials statements for fiscal 2002, 2003 and 2004, our independent auditors identified several deficiencies in our internal control over financial reporting. Certain of these were matters that could, in our auditor's judgment, adversely affect our ability to record, process, summarize and report financial data, and were "significant deficiencies" pursuant to Auditing Standard No. 2 issued by the Public Company Accounting Oversight Board. The comments and recommendations provided by our auditors included, but were not limited to: the need to augment our accounting staff with personnel experienced in external financial reporting; the need to improve documentation of our client engagements so that key terms for engagements with clients are documented in writing; the need to create policies and procedures to strengthen our accounts receivable function in order to more efficiently bill customers and apply customer payments appropriately; the need to maintain contemporaneous documentation to support our books and records; the need to segregate duties in key accounting functions so that individuals are limited in their ability to improperly impact our accounting record, including with respect to information technology access; the need to implement access restrictions in connection with our deal management system and create a change management policy for such system to insure data integrity; the need to implement appropriate security measures with respect to preparation of financial statements; and the need to prepare consolidated financial statements on a timely basis.

        We believe that the significant deficiencies identified by our auditors have been or are being remediated. However, if such deficiencies are left unremediated, they could materially adversely affect our business and results of operations. For example, the auditors noted a significant deficiency regarding the documentation and recordkeeping of certain of our client transactions. Inadequate documentation or recordkeeping could result in disputes, including litigation regarding pricing or terms which, in turn, could lead to reduced demand for our services or the loss of revenues. We believe that we have addressed these documentation concerns through improved internal recordkeeping and the hiring of a general counsel in January 2005 who now oversees customer agreements and engagement letters. Additionally, our auditors noted a significant deficiency with respect to segregation of duties in our information technology department, as well as a significant deficiency with respect to inadequate control over financial reporting software. The effect of such deficiencies could materially harm our internal accounting, since multiple accounting personnel would have access to our accounting system and potentially impair the integrity of our accounting and reporting. Since our auditors notified us of this significant deficiency, we have implemented new levels of segregation of duties, restricted access by certain employees and eliminated manual verification of data imported into our billing and computer systems. We also implemented new financial reporting safeguards, and streamlined access to the financial spreadsheets used for reporting purposes. Our auditors noted a significant deficiency with respect to our tax recordkeeping and documentation. If this deficiency is not addressed, we may face penalties from state and federal tax authorities for underpayment, and our financial statements may not properly reflect all taxes incurred. In connection with becoming a public company, we are augmenting our tax department. Our auditors noted a significant deficiency with respect to our change management processes. Failure to address weak change management procedures may result in improper access to our source code for our proprietary software, which may impair certain software critical to our clients. Finally, our auditors identified a deficiency with respect to our ability to prepare financial statements on a timely basis. If we are unable to prepare our financial statements on time, it may adversely affect our business and compliance with SEC reporting obligations.

        Since receiving these recommendations, we have devoted significant resources to improve our internal control over financial reporting. Specifically, we have hired accounting personnel with experience in external financial reporting, including a new chief financial officer with public company operating and reporting experience. We also hired a chief information officer, who has implemented new accounting and recordkeeping systems to address system deficiencies in our internal controls and the security of our computer operations. We expect to add additional financial, tax and accounting staff to augment our existing team. We also intend to further address the segregation of duties in key areas prior to the end of this fiscal year, and to continue to implement new automated processes that will improve our recordkeeping and billing processes. Furthermore, we now have an audit committee that includes two independent directors, one of whom is a qualified financial expert, that regularly consults with management and our independent auditors. We will continue to evaluate the effectiveness of our internal controls and procedures on an on-going basis, and take corrective action as appropriate. All remediation actions taken by management subsequent to December 31, 2004 will be subject to the consideration of our auditors during the audit of our financial statements as of and for the year ending December 31, 2005.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal control. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our independent auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our business and results of operations.

Revenue

        We generate a majority of our revenue by providing professional outsourced services across the lifecycle of a mortgage loan.

        Our transaction management services are provided under "time-and-materials" or per file billing arrangements. Under "time-and-materials" arrangements, which represent a majority of our transaction management revenue, we bill our clients on an hourly basis with travel and other reimbursable expenses passed through and recognized as revenue. Under per file billing arrangements, we bill our clients for each file reviewed with travel and other reimbursable expenses passed through separately or included in the per file rate. Revenues consisting of billed fees and pass-through expenses, which include travel and other reimbursable expenses, are recorded as work is performed and expenses are incurred. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivables in our consolidated balance sheet. For the nine months ended September 30, 2005, transaction management revenue accounted for 84.3% of total revenue.

        Our credit risk management, surveillance and special servicing services provide a revenue stream which is generally recurring in nature. In a typical MBS transaction for which we provide surveillance services, we are engaged by the trustee of an MBS issuance to provide our services over the life of the trust and are paid monthly directly from the cash flow of the trust. A majority of our surveillance revenue is based upon a negotiated rate multiplied by the outstanding principal balance of the underlying mortgage loans in the MBS issuance. These fees are recognized each month as services are rendered. Our special servicing activities are conducted under annual or multi-year contracts for which we typically receive revenue on a per loan per month basis. For the nine months ended September 30, 2005, surveillance and special servicing services revenue accounted for 15.7% of total revenue.

        For the nine months ended September 30, 2005 and for the year ended December 31, 2004, revenue and pro forma revenue, respectively, from our largest three clients, Bear Stearns, Lehman Brothers and Morgan Stanley, accounted for an aggregate of 35.5% and 36.9% of our total revenue and pro forma revenue, respectively. Each of these clients is a leading global investment bank, and each accounted for more than 10% of our total revenue. Moreover, we experience a high level of recurring business, with 16 of our largest 20 clients in 2003 also among our largest 20 clients served in 2004, and 18 of our largest 20 clients in 2004 also among our largest 20 clients for the first nine months of 2005.

Cost of Services

Compensation Expense

        Compensation expense consists primarily of compensation for independent loan review specialists and employees directly involved in the delivery of our services, which include our client service managers who manage our engagements. Compensation expense also includes our related payroll benefits for our direct employees. The professionals we retain from a professional employment organization, including our independent loan review specialists, do not receive any Company-related benefits and are only compensated for actual hours worked. Our direct cost of operations does not include an allocation of overhead costs.

Travel and Related Expenses

        Travel and related expenses consist of expenses incurred in enabling employees and sub-contracted professionals to travel to clients' sites and are comprised of airfare, hotel, car rental and per diems. A majority of these expenses is either directly billed to clients or included in the per file rates charged. As such, these expenses are directly or indirectly included in our revenue.

Other Direct Costs

        Other direct costs include the cost of third party mortgage loan services (primarily collateral appraisal fees), outside support for our compliance services used in connection with our loan reviews, independent loan review specialist training and miscellaneous non-billable transaction costs.

Operating Expenses

        Operating expenses primarily consist of corporate overhead costs not directly associated with a specific transaction or contract, such as salaries and benefits, marketing and administrative expenses, professional fees and depreciation and amortization expenses.

        In connection with becoming a public company, we expect that we will incur significant additional operating expenses such as increased audit fees, professional fees, directors and officers insurance costs, compensation for our board of directors, and expenses related to hiring additional personnel and expanding our administrative functions. Many of these expenses either were not incurred or were incurred at a lower level by us as a private company and are not included in the results of operations of our Predecessor. We began to incur certain of these expenses during fiscal 2004 and we expect that these expenses will continue to increase.

Salaries and Benefits

        Salaries and benefits consist of employee compensation for those employees who are not directly billable to a particular assignment including costs of administrative, finance, human resources, technology and executive personnel.

Other Selling, General and Administrative Expenses

        Other selling, general and administrative expenses consist of costs such as rent and utilities, marketing, advertising and promotion expenses, non-reimbursable travel and entertainment, information technology, insurance, education, training and hiring expenses other than for independent loan review specialists and professional fees consisting of legal, accounting and other consulting fees in connection with the ongoing operation of our business including audit and Sarbanes-Oxley Act of 2002 compliance.

Depreciation and Amortization

        We incur depreciation and amortization expenses for costs related to the capitalization of property and equipment and software developed for internal use on a straight-line basis over the estimated useful lives of the assets, which range from 30 months to seven years. Leasehold improvements and assets under capital lease are amortized over the shorter of the estimated useful life of the asset or the lease term.

Treatment of Goodwill and Amortization of Intangibles

        We also incur amortization expenses for costs related to the capitalization of identifiable intangible assets including customer relationships, technology and non-competition agreements.

        In connection with TA Associates' acquisitions of each of CFIS and Clayton Services, substantial amounts of goodwill and intangible assets were created. TA Associates' acquisition of CFIS resulted in the recording of identified intangible assets of $14.7 million, of which $13.1 million is amortizable and goodwill of $30.8 million. TA Associates' acquisition of Clayton Services resulted in the recording of identified intangible assets of $86.3 million, of which $70.8 million is amortizable, and goodwill of $5.4 million, which has been increased to $15.4 million to reflect an earn-out payment. Amortization of such intangibles began in May 2004.

        We account for acquisitions of companies in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (SFAS No. 141). We allocate purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill. The allocation of the purchase price to these intangible assets is based on a number of significant assumptions as determined by us and our independent appraisal expert, including evaluations of the future income producing capabilities of these assets and related future expected cash flows. We also make estimates about the useful lives of the acquired intangible assets. Should different conditions result in the determination that the value of the goodwill and acquired intangible assets has been impaired, we could incur write-downs of goodwill or intangible assets, or changes in the estimation of useful lives of those intangible assets. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), goodwill is not amortized, but is subject to annual impairment testing which is discussed in greater detail below.

        Intangible assets include acquired technology, customer and contractual relationships, client backlog and non-competition agreements. Acquired technology was initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the software products acquired. Acquired technology is amortized over its estimated useful life on a straight-line basis. Customer and contractual relationships represent contractual and separable relationships that we have with certain customers and partners. These contractual relationships were initially recorded at their fair value based on the present value of expected future cash flows and are amortized over their estimated useful life. Non-competition agreements were initially recorded based on the present value of potential profits that could be lost should the individual initiate a competing enterprise and are amortized over the minimum term of the non-competition agreements. Trade name intangible assets are initially recorded at fair value based on the present value of the royalty payments that would need to be paid for the development and use of a comparable trade name should the Clayton name be unavailable to us. Trade name intangible assets are deemed to have an indeterminate life and are not amortized. In October 2005, we discontinued using one of our trade names, "Murrayhill," and recorded an impairment charge. See Note 6 to our December 31, 2004 consolidated financial statements included elsewhere in this prospectus.

        In accordance with SFAS No. 142, goodwill is subject to annual impairment tests, or on a more frequent basis if events or conditions indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. We as a whole are considered one reporting unit. Therefore, the first step of our annual test is to compare the fair value of our shares to the carrying value of our net assets. If we determine that our carrying value exceeds our fair value, we would conduct a second step to the goodwill impairment test. The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized.

        We evaluate all of our long-lived assets, including intangible assets other than goodwill and fixed assets, periodically for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS No. 144). SFAS No. 144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable. If events or circumstances indicate that the carrying value of an asset may not be recoverable, the amount of impairment will be measured as the difference between the carrying value and the fair value of the impaired asset. An impairment will be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

Net Interest Expense

        Net interest expense consists of interest paid on our debt net of interest received on our cash balances. The increase in interest expense beginning in fiscal 2004 resulted from the issuance by CFIS of $10.0 million of 12% senior subordinated convertible notes on May 24, 2004 to investment funds affiliated with TA Associates, and the issuance by Clayton Services of $20.0 million of 12% subordinated notes on August 2, 2004 to investment funds affiliated with TA Associates and other investors, including a member of our senior management. Additionally, the increase in interest expense resulted from the incurrence of senior debt under our prior $20.0 million revolving line of credit and under our prior $40.0 million term loan. On August 31, 2004, the senior subordinated convertible notes were converted into $10.0 million of senior subordinated notes bearing the same rate of interest and warrants to purchase 289,807 shares of our common stock, which were immediately exercised.

Results of Operations

        The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

					Interim Periods
	Predecessor			Successor	Predecessor
						Successor
	Fiscal Year Ended December 31,		January 1, 2004 Through August 1, 2004		January 1, 2004 Through August 1, 2004
				Inception Through December 31, 2004		From Inception Through September 30, 2004	Nine Months Ended September 30, 2005
	2002	2003
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services:
Compensation expense	42.3%	46.3%	46.5%	46.7%	46.5%	43.5%	47.5%
Travel and related expenses	17.3%	20.2%	20.3%	17.4%	20.3%	16.7%	14.5%
Other direct costs	7.1%	4.5%	3.5%	1.6%	3.5%	2.6%	2.6%

Total cost of services	66.7%	71.0%	70.3%	65.7%	70.3%	62.8%	64.6%

Gross profit	33.3%	29.0%	29.7%	34.3%	29.7%	37.2%	35.4%
Operating expenses:
Salaries and benefits	7.4%	5.2%	5.0%	8.2%	5.0%	8.2%	9.1%
Other selling, general and administrative expenses	5.0%	4.6%	5.6%	8.0%	5.6%	6.3%	8.2%
Depreciation and amortization	2.0%	1.4%	1.0%	1.4%	1.0%	1.4%	2.1%
Amortization of intangibles	0.0%	0.0%	0.0%	5.6%	0.0%	6.2%	5.0%

Total operating expenses	14.4%	11.2%	11.6%	23.2%	11.6%	22.1%	24.4%

Income from operations	18.9%	17.8%	18.1%	11.1%	18.1%	15.1%	11.0%
Other income	0.6%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%
Interest expense, net	0.2%	0.3%	0.2%	3.8%	0.2%	4.2%	3.9%

Income before provision for income taxes	19.3%	17.9%	17.9%	7.3%	17.9%	10.9%	7.1%
Income tax provision (benefit)	(0.1)%	(0.1)%	0.3%	2.9%	0.3%	4.5%	2.8%

Net income	19.4%	18.0%	17.6%	4.4%	17.6%	6.4%	4.3%

Pro forma net income(1)	11.7%	10.9%	10.9%		10.9%

(1)
As an S-corporation, our Predecessor was not subject to corporate level Federal income taxes. For comparison purposes, for all Predecessor periods we have presented pro forma net income, which reflects income taxes assuming we had been a C-corporation during such periods and assuming a combined tax rate of 39.0% for Federal and state income taxes. The pro forma income taxes and pro forma net income information are unaudited.

Comparison of Nine Month Periods Ended September 30, 2004 and 2005

        References to results of operations for the nine month period ended September 30, 2004 in the following analysis include the results of Clayton Services for the entire period and the results of CFIS from May 24, 2004 (the date of acquisition of a controlling interest by TA Associates) through September 30, 2004. References to results of operations for the nine month period ended September 30, 2005 in the following analysis include the combined results of Clayton Services and CFIS for the entire period.

Revenue

        Our revenue was $151.2 million for the nine months ended September 30, 2005, an increase of $42.5 million or 39.1%, compared to revenue of $108.7 million for the nine months ended September 30, 2004. Excluding revenue of approximately $17.8 million and $6.5 million attributable to CFIS for the nine months ended September 30, 2005 and 2004, respectively, revenue for the nine months ended September 30, 2005 was $133.4 million, an increase of 30.5%, compared to $102.2 million for the nine months ended September 30, 2004. The increase was primarily due to a 30.5% increase in the number of loans for which we performed services. The increase in the number of loans for which we performed services was primarily due to an increase in the issuance of non-agency mortgage backed securities which was influenced by the market factors described earlier. In addition, there was an increase in volume in conduit support services as well as growth in our surveillance services due in part to an increased joint sales effort following the combination of CFIS and Clayton. We believe these trends will continue.

Cost of Services

        Our cost of services was $97.7 million for the nine months ended September 30, 2005, an increase of $23.7 million or 32.1%, compared to cost of services of $74.0 million for the nine months ended September 30, 2004. Excluding cost of services of approximately $5.3 million and $1.7 million attributable to CFIS for the nine months ended September 30, 2005 and 2004, respectively, cost of services for the nine months ended September 30, 2005 was $92.4 million, an increase of 28.0%, compared to $72.3 million for the nine months ended September 30, 2004. This increase was attributable to the specific factors discussed below.

        Compensation Expense.    Compensation expense was $71.8 million for the nine months ended September 30, 2005, an increase of $22.2 million or 44.8%, compared to compensation expense of $49.6 million for the nine months ended September 30, 2004. Excluding compensation expense of approximately $5.2 million and $1.7 million attributable to CFIS for the nine months ended September 30, 2005 and 2004, respectively, compensation expense for the nine months ended September 30, 2005 was $66.6 million, an increase of 39.0%, compared to $47.9 million for the nine months ended September 30, 2004. The majority of this cost was variable based on the number of loans for which we performed services. The increase was primarily due to a 30.5% increase in the number of loans for which we performed services as well as a 6.5% increase in the compensation expense per loan. The increase in compensation expense per loan was due primarily to increased training and retention costs for independent loan review specialists, up front costs to support a significant increase of a major conduit services client and compensation expense associated with the growth of non-loan count services, including surveillance services and special servicing.

        Travel and Related Expenses.    Travel and related expenses were $21.9 million for the nine months ended September 30, 2005, an increase of $1.0 million or 5.1%, compared to travel and related expenses of $20.9 million for the nine months ended September 30, 2004. Travel and related expenses attributable to CFIS during the nine months ended September 30, 2005 and 2004 were immaterial. The increase was primarily due to a 30.5% increase in the number of loans for which we performed services. This increase was partially offset by an 19.4% decrease in travel expense per loan. The reduced travel and related expenses per loan were a result of increasing the number of loans serviced by us at our centralized underwriting facilities.

        Other Direct Costs.    Other direct costs were $4.0 million for the nine months ended September 30, 2005, an increase of $0.5 million or 14.8%, compared to other direct costs of $3.5 million for the nine months ended September 30, 2004. Other direct costs attributable to CFIS during the nine months ended September 30, 2005 and 2004 were immaterial.

Operating Expenses

        Operating expenses were $36.9 million for the nine months ended September 30, 2005, an increase of $20.9 million or 130.7%, compared to operating expenses of $16.0 million for the nine months ended September 30, 2004. Excluding operating expenses of approximately $7.7 million and $3.0 million attributable to CFIS for the nine months ended September 30, 2005 and 2004, respectively, operating expenses for the nine months ended September 30, 2005 were $29.2 million, an increase of 125.0%, compared to $13.0 million for the nine months ended September 30, 2004. This increase was attributable to the specific factors discussed below.

        Salaries and Benefits.    Salaries and benefits were $13.8 million for the nine months ended September 30, 2005, an increase of $7.3 million or 113.8%, compared to salaries and benefits of $6.4 million for the nine months ended September 30, 2004. Excluding salaries and benefits of approximately $4.4 million and $1.3 million attributable to CFIS for the nine months ended September 30, 2005 and 2004, respectively, salaries and benefits for the nine months ended September 30, 2005 were $9.4 million, an increase of 86.5%, compared to $5.1 million for the nine months ended September 30, 2004. This increase was primarily due to the costs of additional administrative, finance, human resources, technology and executive personnel which were added in preparation for becoming a public company.

        Other Selling, General and Administrative Expenses.    Other selling, general and administrative expenses were $12.4 million for the nine months ended September 30, 2005, an increase of $6.1 million or 96.6%, compared to selling, general and administrative expenses of $6.3 million for the nine months ended September 30, 2004. Excluding other selling, general and administrative expenses of approximately $1.9 million and $0.9 million attributable to CFIS for the nine months ended September 30, 2005 and 2004, respectively, other selling, general and administrative expenses for the nine months ended September 30, 2005 were $10.5 million, an increase of 94.4%, compared to $5.4 million for the nine months ended September 30, 2004. This increase was partially due to specific increases in professional fees consisting of legal, accounting and other consulting fees in connection with the ongoing operation of our business including audit and Sarbanes-Oxley Act of 2002 compliance, and partially due to general increases in occupancy, telephone, non-reimburseable travel, insurance, professional, and advertising and promotion costs relating to growth in our business.

        Depreciation and Amortization.    Depreciation and amortization was $3.1 million for the nine months ended September 30, 2005, an increase of $1.8 million or 149.4%, compared to depreciation and amortization of $1.3 million for the nine months ended September 30, 2004. Excluding depreciation and amortization of approximately $0.2 million attributable to CFIS for each of the nine month periods ended September 30, 2005 and 2004, respectively, depreciation and amortization for the nine months ended September 30, 2005 was $2.9 million, an increase of 161.0%, compared to $1.1 million for the nine months ended September 30, 2004. This increase was primarily due to depreciation recorded on additional property and equipment and software developed for internal use. These additions were made to enhance our corporate infrastructure and technology platform in support of the growth in the business operations and in preparation for becoming a public company.

        Amortization of Intangibles.    Amortization of intangibles was $7.6 million for the nine months ended September 30, 2005, an increase of $5.6 million or 281.1%, compared to amortization of intangibles of $2.0 million for the nine months ended September 30, 2004. This increase was due to amortization of intangible assets created in connection with the acquisition of CFIS and Clayton Services by TA Associates. Amortization of such intangibles began in May 2004.

Interest Expense, net

        Interest expense, net was $5.8 million for the nine months ended September 30, 2005, an increase of $4.3 million, compared to interest expense, net of $1.5 million or 282.7% for the nine months ended September 30, 2004. The increase was primarily due to interest expense incurred in connection with the issuance of senior subordinated debt in connection with the acquisition of CFIS by TA Associates in May 2004 and the issuance of subordinated debt in connection with the acquisition of Clayton Services by TA Associates in August 2004, as well as the establishment of the revolving line of credit and term loan in August 2004. See "—Liquidity and Capital Resources."

Comparison of Years Ended December 31, 2003 and 2004

        Operating results for the year ended December 31, 2004 reflect the combination of the aforementioned Predecessor entity (period from January 1, 2004 through August 1, 2004) and Successor entity (period from inception through December 31, 2004), effectively representing twelve months of operating results for Clayton Services and its subsidiaries, and the operating results of CFIS from the date of its acquisition in May 2004 through December 31, 2004. Operating results for the year ended December 31, 2003 only reflect the results of the Predecessor entity, Clayton Services. See "—Basis of Presentation." The following table sets forth certain operating data for the periods indicated:

	Predecessor	Predecessor	Successor	Combined
	Fiscal Year Ended December 31, 2003	Period From January 1, 2004 Through August 1, 2004	Period From Inception Through December 31, 2004	Fiscal Year Ended December 31, 2004
(Dollars in thousands)
				(Unaudited)
CONSOLIDATED STATEMENT OF INCOME:
Revenue	$85,228	$76,339	$79,805	$156,144
Cost of services:
Compensation expense	39,436	35,502	37,252	72,754
Travel and related expenses	17,204	15,494	13,892	29,386
Other direct costs	3,821	2,668	1,304	3,972

Total cost of services	60,461	53,664	52,448	106,112

Gross profit	24,767	22,675	27,357	50,032
Operating expenses:
Salaries and benefits	4,403	3,783	6,553	10,336
Other selling, general and administrative expenses	3,960	4,276	6,417	10,693
Depreciation and amortization	1,163	792	1,115	1,907
Amortization of intangibles	—	—	4,509	4,509

Total operating expenses	9,526	8,851	18,594	27,445

Income from operations	15,241	13,824	8,763	22,587
Other income	315	—	—	—
Interest expense, net	268	178	3,066	3,244

Income before provision for income taxes	15,288	13,646	5,697	19,343
Income tax provision (benefit)	(62)	260	2,354	2,614

Net income(1)	$15,350	$13,386	$3,343	$16,729

Pro forma net income(1)	$9,326	$8,323		$11,799

(1)
As an S-corporation, our Predecessor was not subject to corporate level Federal income taxes. For comparison purposes, for all Predecessor periods we have presented pro forma net income, which reflects income taxes assuming we had been a C-corporation during such periods and assuming a combined tax rate of 39.0% for

  Federal and state income taxes. The pro forma income taxes and pro forma net income information are unaudited.

Revenue

        Revenue was $156.1 million in fiscal 2004, an increase of $70.9 million or 83.2%, compared to revenue of $85.2 million in fiscal 2003. Excluding revenue of approximately $11.8 million attributable to CFIS, revenue in fiscal 2004 was $144.3 million, an increase of 69.3%, compared to $85.2 million in fiscal 2003. The increase was primarily due to a 58.5% increase in the number of loans for which we performed services together with a 6.8% increase in revenues per loan as a result of an expansion in the scope of services performed.

Cost of Services

        Cost of services was $106.1 million in fiscal 2004, an increase of $45.6 million or 75.5%, compared to cost of services of $60.5 million in fiscal 2003. Excluding cost of services of approximately $3.2 million attributable to CFIS, cost of operations in fiscal 2004 was $102.9 million, an increase of 70.2%, compared to $60.5 million in fiscal 2003. This increase was attributable to the specific factors discussed below.

        Compensation Expense.    Compensation expense was $72.8 million in fiscal 2004, an increase of $33.4 million or 84.5%, compared to compensation expense of $39.4 million in fiscal 2003. Excluding compensation expense of approximately $3.1 million attributable to CFIS, compensation expense in fiscal 2004 was $69.6 million, an increase of 76.5%, compared to $39.4 million in fiscal 2003. The majority of this cost was variable based on the number of loans for which we performed services. The increase was primarily due to a 58.5% increase in the number of loans for which we performed services as well as a 16.3% increase in the compensation expense per loan. The increase in compensation expense per loan was due primarily to the costs relating to supporting an expansion in the scope of services performed.

        Travel and Related Expenses.    Travel and related expenses were $29.4 million in fiscal 2004, an increase of $12.2 million or 70.8%, compared to travel and related expenses of $17.2 million in fiscal 2003. Travel and related expenses of approximately $0.1 million attributable to CFIS were immaterial during fiscal 2004. This increase was primarily due to a 58.5% increase in the number of loans for which we performed services as well as a 7.5% increase in travel expense per loan. The increase in travel expense per loan was due primarily to the costs relating to supporting an expansion in the scope of services performed.

        Other Direct Costs.    Other direct costs were $4.0 million in fiscal 2004, an increase of $0.2 million or 5.2%, compared to other direct costs of $3.8 million in fiscal 2003. The increase was primarily due to increased costs related to inflation. Other direct costs attributable to CFIS were immaterial during fiscal 2004.

Operating Expenses

        Operating expenses were $27.4 million in fiscal 2004, an increase of $17.9 million or 188.1%, compared to operating expenses of $9.5 million in fiscal 2003. Excluding operating expenses of approximately $5.8 million attributable to CFIS, operating expenses in fiscal 2004 were $21.6 million, an increase of 126.8%, compared to $9.5 million in fiscal 2003. This increase was attributable to the specific factors discussed below.

        Salaries and Benefits.    Salaries and benefits were $10.3 million in fiscal 2004, an increase of $5.9 million or 134.7%, compared to salaries and benefits of $4.4 million in fiscal 2003. Excluding salaries and benefits of approximately $2.9 million attributable to CFIS, salaries and benefits in fiscal 2004 were $7.4 million, an increase of 67.0%, compared to $4.4 million for 2003. This increase was primarily due to the costs of additional administrative, finance, human resources, technology and executive personnel added to enhance our corporate infrastructure in preparation for becoming a public company.

        Other Selling, General and Administrative Expenses.    Other selling, general and administrative expenses were $10.7 million in fiscal 2004, an increase of $6.7 million or 170.0%, compared to selling, general and administrative expenses of $4.0 million in fiscal 2003. Excluding other selling, general and administrative expenses of approximately $1.7 million attributable to CFIS, other selling, general and administrative expenses in fiscal 2004 were $9.0 million, an increase of 127.6%, compared to $4.0 million in fiscal 2003. This increase was primarily due to increases in professional fees consisting of legal, accounting and other consulting fees in connection with the ongoing operation of our business including audit and Sarbanes-Oxley Act of 2002 compliance as well as increases in other selling, general and administrative expenses in support of the growth in operations.

        Depreciation and Amortization.    Depreciation expense was $1.9 million for 2004, an increase of $0.7 million or 64.0% compared to depreciation expense of $1.2 million 2003. Excluding depreciation of approximately $0.2 million attributable to CFIS, depreciation for 2004 was $1.7 million, an increase of 42.6% compared to $1.2 million for 2003. This increase was primarily due to depreciation recorded on additional property and equipment and software developed for internal use. These additions were made to enhance our corporate infrastructure and technology platform in support of the growth in the business operations and in preparation for becoming a public company.

        Amortization of Intangibles.    Amortization of intangibles was $4.5 million in fiscal 2004, an increase of $4.5 million compared to no amortization of intangibles in fiscal 2003. This increase was due to amortization of intangible assets created in connection with the acquisition of CFIS and Clayton Services by TA Associates. Amortization of such intangibles began in May 2004.

Other Income

        There was no other income in fiscal 2004, as compared to $0.3 million in fiscal 2003. Other income in fiscal 2003 represented a gain recognized from the sale of software.

Interest Expense, Net

        Interest expense, net was $3.2 million in fiscal 2004, an increase of $2.9 million, compared to interest expense, net of $0.3 million in fiscal 2003. The increase was primarily due to interest expense incurred in connection with the issuance of senior subordinated debt in connection with the acquisition of CFIS by TA Associates in May 2004 and the issuance of subordinated debt in connection with the acquisition of Clayton Services by TA Associates in August 2004, as well as the establishment of the revolving line of credit and term loan in August 2004. See "—Liquidity and Capital Resources."

Comparison of Years Ended December 31, 2002 and 2003

Revenue

        Revenue was $85.2 million in fiscal 2003, an increase of $33.1 million or 63.6%, compared to revenue of $52.1 million in fiscal 2002. The increase was primarily due to a 39.8% increase in the number of loans for which we performed services, together with a 17.0% increase in revenue per loan as a result of an expansion in the scope of services performed.

Cost of Services

        Cost of services was $60.5 million in fiscal 2003, an increase of $25.7 million or 73.8%, compared to cost of services of $34.8 million in fiscal 2002. This increase was attributable to the specific factors discussed below.

        Compensation Expense.    Compensation expense was $39.4 million in fiscal 2003, an increase of $17.4 million or 79.0%, compared to compensation expense of $22.0 million in fiscal 2002. The majority of these costs were variable based on the number of loans for which we performed services. The increase was primarily due to a 39.8% increase in the number of loans for which we performed services as well as a 28.0% increase in the compensation expense per loan as a result of increased recruiting, training and retention costs incurred.

        Travel and Related Expenses.    Travel and related expenses were $17.2 million in fiscal 2003, an increase of $8.2 million or 91.1%, compared to travel and related expenses of $9.0 million in fiscal 2002. This increase was primarily due to a 39.6% increase in the number of loans reviewed as well as a 36.4% increase in travel expense per loan. The increase in travel expense per loan was due primarily to the costs relating to supporting an expansion in the scope of services performed, as well as travel-related costs in support of additional training to new underwriting personnel.

        Other Direct Costs.    Other direct costs were $3.8 million in fiscal 2003, an increase of $0.1 million or 2.7%, compared to other direct costs of $3.7 million in fiscal 2002. The increase was primarily due to inflation.

Operating Expenses

        Operating expenses were $9.5 million in fiscal 2003, an increase of $2.0 million or 26.6%, compared to operating expenses of $7.5 million in fiscal 2002. This increase was attributable to the specific factors discussed below.

        Salaries and Benefits.    Salaries and benefits were $4.4 million in fiscal 2003, an increase of $0.5 million or 12.8%, compared to salaries and benefits of $3.9 million in fiscal 2002. This increase was primarily due to additional employees required to support the growth in services performed, as well as salary increases for existing employees.

        Other Selling, General and Administrative Expenses.    Other selling, general and administrative expenses were $4.0 million in fiscal 2003, an increase of $1.4 million or 53.8%, compared to other selling, general and administrative expenses of $2.6 million in fiscal 2002. This increase was primarily due to increased office space and marketing costs to support the growth in operations.

        Depreciation and Amortization.    Depreciation and amortization was $1.2 million in fiscal 2003, an increase of $0.1 million or 9.0%, compared to depreciation and amortization of $1.1 million in fiscal 2002. This increase was primarily due to depreciation on additions to property and equipment.

Other Income

        Other income was $0.3 million in both fiscal 2003 and fiscal 2002. Other income represents gains recognized from the sale of software.

Interest Expense, Net

        Interest expense, net was $0.3 million in fiscal 2003, an increase of $0.2 million or 200.0%, compared to interest expense, net of $0.1 million in fiscal 2002. This increase was primarily due to a higher average balance of debt outstanding in fiscal 2003.

Unaudited Quarterly Results

        The following table presents our unaudited quarterly results of operations for each of our last seven quarters ended September 30, 2005. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended
	Predecessor	Combined(1)	Combined(2)	Successor
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004(4)	March 31, 2005	June 30, 2005	September 30, 2005
(Dollars in thousands)
CONSOLIDATED STATEMENT OF INCOME:
Revenue	$28,531	$35,776	$44,357	$47,480	$47,896	$49,275	$54,031
Cost of services:
Compensation expense	13,497	16,783	19,290	23,184	23,368	23,473	24,923
Travel and related expenses	5,710	6,831	8,329	8,516	7,354	7,115	7,455
Other direct costs	927	1,347	1,242	456	1,312	1,053	1,673

Total cost of services	20,134	24,961	28,861	32,156	32,034	31,641	34,051

Gross profit	8,397	10,815	15,496	15,324	15,862	17,634	19,980
Operating expenses:
Salaries and benefits	1,209	2,034	3,191	3,902	4,055	5,111	4,587
Other selling, general and administrative expenses	1,726	2,158	2,425	4,384	3,439	4,947	4,015
Depreciation and amortization	288	393	577	649	870	1,081	1,187
Amortization of intangibles	0	160	1,843	2,506	2,547	2,547	2,540

Total operating expenses	3,223	4,745	8,036	11,441	10,911	13,686	12,329

Income from operations	5,174	6,070	7,460	3,883	4,951	3,948	7,651
Interest expense, net	71	200	1,251	1,722	1,817	2,009	1,999

Income before provision for income taxes	5,103	5,870	6,209	2,161	3,134	1,939	5,652
Income tax provision (benefit)	25	108	1,590	891	1,242	782	2,238

Net income(3)	$5,078	$5,762	$4,619	$1,270	$1,892	$1,157	$3,414

Pro forma net income(3)	$3,113	$3,581	$3,787

(1)
Represents the results of operations of our Predecessor for the period from April 1, 2004 to June 30, 2004 and the results of operations of our Successor for the period from May 24, 2004 to June 30, 2004.

(2)
Represents the results of operations of our Predecessor for the period from July 1, 2004 to August 1, 2004 and the results of operations for our Successor for the period from July 1, 2004 to September 30, 2004.

(3)
As an S-corporation, our Predecessor was not subject to corporate level Federal income taxes. For comparison purposes, for all Predecessor periods we have presented pro forma net income, which reflects income taxes assuming we had been a C-corporation during such periods and assuming a combined tax rate of 39.0% for Federal and state income taxes. The pro forma net income information is unaudited.

(4)
The results for the quarter ended December 31, 2004 include several year-end adjustments, a portion of which pertain to cost of services and operating expenses in prior quarters.

Liquidity and Capital Resources

        Historically, we have financed our growth from cash flow from operations and bank borrowings. We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement, will be sufficient to finance our current operations, planned capital expenditures and internal growth at least through the next twelve months. On December 8, 2005, we entered into a new $190.0 million senior credit facility with BNP Paribas. The credit facility provides for a $150.0 million term loan, and a revolving credit facility of $40.0 million. Subject to the agreement of the lenders to increase their commitments, we have the option to borrow up to an additional $10.0 million under the revolving credit facility, for an aggregate revolving credit facility of $50.0 million. The loan agreement terminates on December 8, 2011. Principal repayments of $375,000 are required on a quarterly basis for each quarter through 2010, and the remaining principal balance at the end of 2010 is repayable in equal quarterly installments during 2011. This facility can be used to fund acquisitions requiring cash, as well as to fund short-term liquidity needs. Liquidity needs occasionally arise as a result of differences in the timing between collecting our accounts receivable and making disbursements to support our operations.

        Our operating activities provided cash of $5.8 million, $6.3 million, $28.8 million and $2.5 million in fiscal 2002, 2003 and 2004, and the nine months ended September 30, 2005, respectively. Cash provided from and used in operations is generated primarily from net income and the timing of accounts receivable collections and disbursements of accounts payable.

        Our investing activities used cash of $0.5 million, $4.8 million, $129.6 million and $8.8 million in fiscal 2002, 2003, and 2004, and the nine months ended September 30, 2005, respectively. Cash used in investing activities is primarily a result of increased capital expenditures and TA Associates' acquisition of each of CFIS and Clayton Services in fiscal 2004.

        Our financing activities used cash of $5.2 million in fiscal 2002, and provided cash of $3.1 million, $111.6 million and $0.4 million, respectively, in fiscal 2003 and 2004, and the nine months ended September 30, 2005, respectively. A principal source of cash from financing activities was the net proceeds from the issuance by CFIS of $10.0 million of 12% senior subordinated convertible notes on May 24, 2004 to investment funds affiliated with TA Associates, and the issuance by Clayton Services of $20.0 million of 12% subordinated notes on August 2, 2004 to investment funds affiliated with TA Associates and other investors, including a member of our senior management. Additionally, a source of cash from financing activities was the net proceeds from the incurrence of senior debt under our prior $20.0 million revolving line of credit and under our prior $40.0 million term loan.

        Cash paid for interest expense was $0.1 million, $0.3 million, $2.3 million and $5.4 million in fiscal 2002, 2003 and 2004, and the nine months ended September 30, 2005, respectively. The majority of interest expense was paid on borrowings outstanding under our subordinated notes, senior subordinated notes, prior revolving line of credit and prior term loan.

        At September 30, 2005 we exceeded the total capital expenditure limitation of our credit facility and did not make a required prepayment. During the nine months ended September 30, 2005 we had made capital expenditures of $9.2 million, which were $5.3 million in excess of the limitation. In October 2005, the capital expenditure limitations were increased to $12.2 million. The new credit facility we entered into in December has an annual capital expenditure limitation of $20 million, which we believe will be adequate to support our needs. The required prepayment was based on excess cashflows generated during 2004, as determined in June 2005. At that time, we did not have sufficient cash on hand to satisfy this payment, thus a draw from our revolving debt facility would have been necessary to make the term loan prepayment. Both credit facilities were with the same financial institution and the requirement to make such a pre-payment was waived.

Revolving Line of Credit

        As of September 30, 2005, we maintained a $20.0 million revolving line of credit that expired on August 2, 2009. The initial loans under the revolving line of credit bore interest as determined by the applicable London interbank offer rate, or LIBOR, plus 4.25%, or the prime rate published in The Wall Street Journal, or the Prime Rate, plus 2.75%, and thereafter, all loans under the revolving line of credit bore interest at certain margins over the LIBOR or Prime Rate, with such margins determined by the ratio of total debt to twelve month trailing earnings before interest, taxes, depreciation and amortization, or EBITDA, of Clayton Services. On December 8, 2005, we completed a new credit facility with BNP Paribas. In connection with the new credit facility, we refinanced our prior debt facility and repaid all amounts outstanding under this line of credit.

Term Loan

        As of September 30, 2005, we maintained a $40.0 million term loan payable in twenty consecutive quarterly installments through June 30, 2009. The term loan bore interest at the same rate as the revolving line of credit. On December 8, 2005, we completed a new credit facility with BNP Paribas. In connection with the new credit facility, we refinanced all prior indebtedness and repaid all amounts outstanding under this term loan in full.

Subordinated Notes and Senior Subordinated Notes

        As of September 30, 2005, we had an aggregate of $30.0 million in senior subordinated notes and subordinated notes to investment funds affiliated with TA Associates and other noteholders, which had a book value of $29.5 million. The subordinated notes issued by Clayton Services matured on August 2, 2010 and bore interest at a rate of 12% per year. The senior subordinated convertible notes issued by CFIS matured on May 24, 2010 and bore interest at a rate of 12% per year. In August 2004, the senior subordinated convertible notes issued by CFIS, and held by investment funds affiliated with TA Associates, were converted into warrants to purchase 289,807 shares of our common stock, which were immediately exercised, and 12% senior subordinated notes in the principal amount of approximately $10.0 million bearing the same rate of interest.

        Each of the note purchase agreements executed by each of Clayton Services and CFIS in connection with the issuance of the subordinated notes and senior subordinated notes contained covenants, events of default and other customary provisions. On December 8, 2005, we completed a new credit facility with BNP Paribas. In connection with the new credit facility, we refinanced all prior indebtedness and repaid all amounts outstanding under each subordinated note and senior subordinated note, including principal of $30.0 million, accrued interest of $0.2 million and applicable prepayment penalties of $1.3 million. See "Certain Relationships and Related Transactions—Recapitalization and Preferred Stock Dividend."

Redeemable Preferred Stock

        Immediately upon completion of this offering, the 8,825,241 shares of series A convertible preferred stock and 24,185,493 shares of series B convertible preferred stock outstanding will automatically convert to 8,825,241 shares of series A redeemable preferred stock, 24,185,493 shares of series B redeemable preferred stock and an aggregate of 33,010,734 shares of common stock. We will then redeem these outstanding 8,825,241 shares of series A redeemable preferred stock and 24,185,493 shares of series B redeemable preferred stock for an aggregate amount of $52.8 million. On December 8, 2005, we completed a new credit facility with BNP Paribas. In connection with the new credit facility, we declared and paid a dividend of $1.69 per share to holders of outstanding convertible preferred stock, or an aggregate payment of $55.85 million. This dividend reduces the aggregate amount due to holders of redeemable preferred stock upon the completion of this offering by $55.85 million. See "Use of Proceeds."

Interest Rate Cap

        In September 2004, we purchased an interest rate cap agreement to reduce the potential impact that interest rate increases could have on our floating-rate debt interest expense. At September 30, 2005, the notional amount of the interest rate cap agreement was $17.8 million. The terms of the interest rate cap agreement, which expires on September 30, 2006, provide that we would receive quarterly payments equal to the notional amount multiplied by the difference by which LIBOR exceeds 5%. The initial premium of $29,900 was recorded as an asset on the date of purchase. Subsequent declines in the fair value of this derivative were recorded as interest expense.

Contractual Obligations

        Upon the completion of this offering, the outstanding shares of series A convertible preferred stock and the outstanding shares of series B convertible preferred stock will convert into an aggregate of 33,010,734 shares of common stock, and 8,825,241 and 24,185,493 shares of series A and series B redeemable preferred stock, respectively. These shares of series A and series B redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of $52.8 million. The following table describes our cash commitments, in thousands, to settle contractual obligations as of December 31, 2004. The term loan, subordinated notes and senior subordinated notes were each repaid in full upon the completion of our new credit facility on December 8, 2005.

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Term loans and loans payable	$37,825	$5,524	$26,551	$5,750	$—
Capital lease obligations	46	46	—	—	—
Operating lease obligations	10,077	1,669	3,904	3,066	1,438
Subordinated notes and senior subordinated notes	29,486	—	—	—	29,486
Series A convertible preferred stock	27,190	—	—	—	27,190
Series B convertible preferred stock	74,513	—	—	—	74,513

Total	$179,137	$7,239	$30,455	$8,816	$132,627

Off-Balance-Sheet Arrangements

        As of September 30, 2005, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Recent Accounting Pronouncements

        In March 2004, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position ("FSP") EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. Management does not anticipate that issuance of a final consensus will materially impact our financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock Based Compensation" which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principles Board ("APB") Opinion No. 25. In March 2005, the SEC released Staff Accounting Bulletin ("SAB") 107, "Share-Based Payment," which expresses views of the SEC Staff about the application of SFAS No. 123(R). In April 2005, the SEC issued a rule that SFAS No. 123(R) will be effective for annual reporting periods beginning on or after June 15, 2005. We previously adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for all awards granted to employees. Accordingly, we believe SFAS No. 123(R) will not have a material impact on our financial statements.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 as of the effective date. However, it is not expected to have a material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosure about Market Risks

        Changes in interest rates impact our interest income from cash equivalents and our interest expense on borrowings under our revolving line of credit and term loan facilities, which carry interest rates that vary in direct relationship to changes in LIBOR and the Prime Rate. We had $4.7 million of cash and cash equivalents and $41.8 million of floating rate indebtedness outstanding at December 31, 2004. To offset a portion of our floating rate indebtedness, we entered into an interest rate cap agreement that had a notional amount of $19.4 million as of December 31, 2004. We intend to continue utilizing similar interest rate cap agreements for as long as we have a material amount of floating rate indebtedness outstanding. Based on the assets and liabilities as of December 31, 2004, and assuming the balances of these assets and liabilities remain unchanged for the subsequent twelve months, a 1% increase or decrease in LIBOR and the Prime Rate would change our net income by approximately $0.2 million. We anticipate that we will pay off $      of our outstanding debt with proceeds from this offering. See "Use of Proceeds."

BUSINESS

Overview

        We provide a full suite of outsourced services, mortgage-related analytics and specialized consulting services for buyers and sellers of, and investors in, mortgage-related loans and securities and other debt instruments. Our services include transaction management, which consists of due diligence, mortgage processing services for buyers of mortgage loans (conduit support services), professional staffing, and compliance products and services, as well as monitoring of mortgage-backed securities (credit risk management and surveillance), and specialized loan servicing services (special servicing). We use proprietary technology and processes to provide these services throughout the full lifecycle of a loan, from loan origination, aggregation and securitization to the surveillance and administration of loans and securities.

        We provide a majority of our services to participants in the non-agency mortgage-backed securities, or MBS, market and the non-conforming mortgage loan market. We have long-standing client relationships with many of the leading capital markets firms, banks and lending institutions, including the largest MBS issuers/dealers, mortgage and bond insurance companies and fixed income investors. We believe that we are are a leading provider of these services to our clients due to our 15 years of experience, our deep knowledge of the industry and our database of non-conforming loan transactions. Between January 1, 2004 and June 30, 2005, we performed detailed analyses on over one million loans totaling over $220.0 billion in principal value, which represented approximately 9.4% of the total principal balance of U.S. non-conforming mortgage loan originations over such period. As of June 30, 2005, we were monitoring over $230.0 billion in loans underlying MBS, which represented approximately 17.9% of the total outstanding U.S. non-agency MBS at such date.

        We generate the majority of our revenue from the services we provide to support the large and growing non-agency MBS and non-conforming mortgage loan markets. In 2004, the aggregate principal value of new issuances of non-agency MBS was $864 billion, up from $136 billion in 2000 and the principal balance of non-conforming mortgage loan originations was $1.5 trillion in 2004, up from $390 billion in 2000. We expect the non-conforming loan origination and non-agency securitization markets to continue growing due to the increasing demand for and the availability of new loan products, increased home ownership driven in part by first-time homeowners, minorities and immigrants and increased liquidity in the non-agency MBS market. Further, we believe that several trends support the demand for our services, including the growth in outsourced services by capital markets firms and other major mortgage loan market participants, the increased complexities and requirements of federal, state and local regulations applicable to the mortgage loan industry, investors' growing demand for loan performance data and the movement by buyers toward purchasing smaller pools of loans from a larger number of sellers.

        We have achieved strong financial results, with revenue increasing from $52.1 million in fiscal 2002 to pro forma revenue of $164.9 million in fiscal 2004. Income from operations increased from $9.8 million in fiscal 2002 to $19.4 million, on a pro forma basis, in fiscal 2004.

The Lifecycle of a Mortgage Loan

        The following diagram depicts the principal stages in the lifecycle of a mortgage loan and the associated activities. We provide services across the full lifecycle of a mortgage loan.

  •
  Origination.  At the time of origination, a lender coordinates a series of activities to process, underwrite and close a loan that generally include, but are not limited to, a review of a borrower's credit, an assessment of the collateral (including value), and the loan's compliance with relevant federal, state and local regulations. After these activities are completed, the loan is typically funded on a short-term basis while awaiting sale into the secondary market.

  •
  Aggregation/Interim Funding.  Interim funding is provided by aggregators, lenders, conduits and buyers who pool loans for resale or securitization. Funding providers typically perform (directly or through a third party) due diligence on all or a sample of the loans that they purchase. The due diligence process for a pool of loans involves steps similar to those performed in the underwriting process on individual loans as well as additional aggregate portfolio analyses, continued documentation and processing. During this interim period, servicers collect and manage mortgage loan payments.

  •
  Permanent Funding.  Permanent funding is provided by entities that add individual loans to an existing loan portfolio or securitize them. In a typical securitization, the mortgage loans are purchased, pooled and deposited in a special-purpose, bankruptcy remote entity. The special-purpose entity typically issues rated and unrated tranches of MBS, which are collateralized by the underlying mortgages, to investors. Similar to loans and loan portfolios awaiting interim funding, loans and loan portfolios awaiting permanent funding require due diligence, continued documentation and processing.

  •
  Administration.  During the life of a loan, servicers collect the payments of principal and interest generated by the loans on behalf of the investor. In the case of MBS, servicers transfer the collected cash to the trustee of the MBS who then makes disbursements to the investors and service providers, such as custodians, according to the terms of the securitization documents. Mortgage loans that are past due may require special servicing activities to address delinquent borrowers and protect the interests of the investor.

Industry Overview and Trends

        Conforming residential mortgage loans are loans that adhere to the underwriting guidelines of the GSEs. Non-conforming residential mortgage loans are loans that do not meet the underwriting guidelines of the GSEs, typically because of one or a combination of the following: loan size, borrower credit profile, loan to value ratio, documentation or type of loan. These non-conforming loans are often categorized as subprime, alt-A and jumbo loans.

        Mortgage loans are typically purchased from banks, mortgage companies and other originators and then assembled into pools by a governmental, quasi-governmental or private entity. The entity then issues MBS which represent claims on the principal and interest payments made by borrowers on the loans in the pool, a process known as securitization. MBS issued by GSEs are referred to as agency MBS, and have comprised a majority of the MBS that have been issued. A growing segment of the MBS market includes private-label, or non-agency, issuers such as capital markets firms and banks.

        We believe that several economic and industry trends primarily affect the demand for our services and opportunities for further growth. These include:

  •
  continued growth in non-conforming mortgage loan originations;

  •
  continued growth in and market demand for non-agency MBS;

  •
  increased purchases of smaller pools of mortgage loans from a broader group of sellers;

  •
  increased use of outsourced service providers across the lifecycle of a mortgage loan, including in the securitization process; and

  •
  increased demand for information-based analytics throughout the lifecycle of a loan.

Growth in Non-conforming Mortgage Loan Originations

        A majority of our services relate to, and a majority of our revenue is derived from, supporting the large and growing market for non-conforming mortgage loans. Non-conforming mortgage loan originations have increased substantially in recent years, growing from $390 billion in 2000 to $1.5 trillion in 2004 (depicted in the chart below). We believe that the increasing size of the non-agency MBS market (discussed below) has contributed significantly to the availability of capital for non-conforming mortgage loan originations. We believe other factors that have contributed to the strong growth in non-conforming mortgage originations include:

  •
  increasing home ownership driven in part by first time homeowners, minorities and immigrants;

  •
  the increased availability of loans at higher debt to value ratios;

  •
  aggressive marketing of innovative mortgage products to homeowners by mortgage originators and mortgage brokers; and

  •
  the general willingness among consumers to incur increased amounts of debt.

Growth in and Market Demand for Non-Agency MBS

        Together with the growth in non-conforming loan originations, there has been corresponding growth in the non-agency MBS market activity for these mortgage products (depicted in the chart below). We focus our services on the issuers of and investors in non-agency MBS and thus we are primarily affected by the level of activity within these markets.

        We believe that several trends have contributed to the growth in the non-agency MBS market. These include greater investor acceptance and market liquidity of non-agency MBS, increasing availability of information and advancements in technology that enable better risk-based pricing, development of underwriting standards and a faster securitization process. Non-conforming mortgage loans have historically had a significantly lower securitization rate than conforming loans. The overall securitization rate for conforming mortgage loans has stabilized in recent years at 82.1% of conforming mortgage loan originations (based on dollar volume), while the securitization rate of non-conforming mortgage loans has steadily risen from 34.6% to 55.4% over the past four years (depicted in the chart below). We believe that securitization rates, or the percentage of new mortgage loan originations that are securitized, of non-conforming mortgage loans may continue to rise given current industry trends.

Increased Purchases by Major Capital Markets Participants of Smaller Pools of Non-Conforming Mortgage Loans from a Broader Group of Sellers

        A continuing industry trend among our historic clientele, including major capital markets firms, is the purchase of smaller pools of mortgage loans, and even individual mortgage loans, directly from a larger number of sellers, in addition to bulk quantity loan purchases from major loan originators and aggregators. These purchases are typically conducted through a conduit, which is the financial intermediary between the loan originator and the MBS investor. A conduit purchases loans from third parties under agreed upon terms, and after underwriting and documenting the loans, pools the loans for sale to investors in the MBS market. This trend results, in part, from the economic advantages derived from bypassing interim aggregation steps and the associated costs, the increased accessibility and availability of information, the continued maturation of the MBS market and availability of outsourced service providers who can deliver a comprehensive suite of services and information to support the full lifecycle of the loan. When purchasing bulk pools of mortgage loans, our clients have generally used our due diligence services on a sample of the purchased loans. However, when purchasing smaller pools of mortgage loans or individual mortgage loans, our clients generally use a broader range of our services, including due diligence services, on a substantially higher percentage of purchased loans.

Increased Use of Outsourced Service Providers Throughout the Lifecycle of the Loan

        MBS market participants are increasingly using outsourced services to maximize efficiencies, take advantage of third-party expertise, and ultimately allow them to focus on their core business lines. Many MBS market participants may not have the internal resources needed to track and oversee the securities they issue or sell, as required by recent legislation that is intended to enhance market transparency. This is particularly true as federal, state and local regulations change and become more complex. Additionally, MBS participants are supported by a disparate group of information and technology providers. We believe this market fragmentation enhances the need for outsourced services, as the increased level of interactions between these disparate parties has created and will continue to create a need for outsourced services to ensure efficiency and accurate information throughout the process.

        Oversight by independent third parties is increasingly important to market participants following the SEC's announcement of its intention to increase its monitoring of the structured finance markets. Examples of this include new SEC mandated rules governing registered offerings of MBS and asset-backed securities, or ABS, disclosure requirements for ABS and expanded requirements for periodic reports under the Securities Exchange Act of 1934. New regulations also recognize that servicers play a significant role in the ABS market and that the actions of servicers may have a material impact on investment values. Under these rules, servicers of securities, including MBS and ABS, must now disclose certain information pertaining to their portfolios. We believe that these regulatory and other trends will continue to increase demand for outsourced compliance services.

Increased Demand for Mortgage-Related Analytics over the Lifecycle of a Loan

        Increasingly, market participants are relying on outsourced information service providers to aggregate, validate and evaluate data and provide the tools and expertise to utilize data to improve their businesses. Over the past decade, there has been a significant increase in the ability to cost effectively gather data regarding the performance of MBS and underlying mortgages. Much of this increase is attributable to the development of new technology which has enabled various market participants to inexpensively and rapidly store, digitize, access, analyze and transfer large amounts of mortgage loan data, and substantially increase the potential for mortgage-related analytic capabilities. To date, much of this data resides in the disparate systems of individual market participants, thereby limiting their ability to fully realize the potential of the analytics.

Our Service Offerings

        Our services support the following stages across the lifecycle of a mortgage loan:

Transaction Management

        Transaction management services have historically constituted a majority of our business. We provide a full range of outsourced transaction management services to our clients, including due diligence, compliance services, conduit support services and staffing. We combine our extensive knowledge of, and experience in, loan origination, servicing, securitization and project management with an approach tailored to our clients' needs.

Due Diligence Services

        Our due diligence services primarily help loan buyers and sellers make better decisions on how they price portfolios and manage risk. We consult with our clients to customize the scope of each due diligence assignment based on factors such as the client's history and experience with the seller, the size and experience of the seller, the representations and warranties to be provided to the buyer, the type of loan and the quality of the data. We provide our services through our internal proprietary systems including the Clayton Loan Analysis System, or CLAS, our High Cost Analyzer, or HCA, our pool of independent loan review specialists and our employees. We provide due diligence services on residential, commercial and consumer loans.

        The following summary describes several key services available in a representative transaction involving due diligence on residential loans, which constitute a majority of the loans we review:

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  Data Integrity:  We verify and enhance data presented to us by the seller. We accomplish this through the use of electronic checks and edits, manual data integrity checks and data comparison.

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  Credit Underwriting:  Aided by CLAS, we review and assess the credit quality of each loan by re-underwriting it to the seller's origination guidelines and/or buyer's credit guidelines. We assign preliminary credit event grades of 1, 2 or 3 (which denote, respectively, whether the loan is within benchmark guidelines, outside of the guidelines but should be considered for purchase based upon compensating factors, or outside of the guidelines and should be rejected) to each loan and then subsequently reconcile the differences, if any, between the buyer and the seller.

    After reconciliation, we assign final event grades to the loans and deliver the results to the buyer.

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  Regulatory Compliance:  We review loans for regulatory compliance using the proprietary HCA compliance module of our CLAS system. This module, which incorporates relevant laws and regulations and is monitored by our internal compliance specialists and periodically reviewed by our external legal counsel, filters loan data against relevant federal, state and local high cost and predatory lending regulations (including the Home Ownership and Equity Protection Act and Truth in Lending Act) for the presence of material exceptions. The module then renders a decision and assigns a compliance event grade indicating whether the loans are compliant, need additional review due to lack of evidentiary documentation or contain a compliance exception to be addressed.

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  Fraud:  We have developed a fraud review methodology that combines our proprietary process with vendor-based fraud detection solutions. We can also integrate the results from a loan buyer's preferred fraud detection vendor into our system. Our review process includes a verification of borrower identity, residence, employment, property and closing procedures. We also perform a legal document review of the note, mortgage, riders, title and mortgage insurance details. We review loans for possible fraud and flag those indicating characteristics requiring further evaluation. The flagged loans are thoroughly researched and the results are reported to the buyer (and if the buyer permits, the seller). If items can be cured, the relevant loans are marked for purchase by the buyer. Items which remain open are reported to the buyer for further evaluation.

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  Property Valuations:  In addition to providing various property valuation management services, we also use third party valuation providers and internal resources to revalue or perform an additional review of the property. Our objective is to assess and enhance the level of confidence in property values. We report to the buyer those loans with collateral value variances outside of pre-determined tolerance levels.

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  Trailing Document Collection:  We manage the collection of any additional documentation required to underwrite loans presented to the buyer for purchase. Missing documents are identified during the initial file review and the applicable loans are flagged as appropriate. These loans are forwarded to our resolutions team which initiates the curing process. The team reviews the trailing documentation and through a designated client service manager, informs the potential buyer (and if the buyer permits, the seller) if the documentation provided was sufficient to clear a pending condition.

        Presently, the majority of our due diligence services is conducted at our loan sellers' facilities by our independent loan review specialists. Our centralized underwriting facilities in Shelton, Connecticut and Tampa, Florida replicate the capabilities of an on-site due diligence team, with limited related travel costs. Clients may ship loan files electronically or by conventional mail delivery to these facilities. Our acquisition of substantially all of the assets of NISYS in March 2005 enhanced our ability to move our process to a paperless environment, increasing the efficiency with which we deliver our services and the ability to deliver our services from a centralized platform. The centralized underwriting facilities provide us and our clients with significant cost-savings, and we expect to shift a greater volume of due diligence services to centralized underwriting operations in the future.

Conduit Support Services

        Our conduit support services provide the technology and systems required to manage key aspects of a buyer's loan acquisition pipeline, including overall process management, due diligence, fulfillment, funding and integration with third-party service providers. Typically, conduits act as the financial intermediary between loan originators and investors. We provide our clients with a flexible processing platform which can be readily modified to support their purchase of individual mortgage loans and small and mid-size mortgage pools from a variety of originators, regardless of volume.

        In addition to the due diligence services described above, we may perform the following operational functions as part of our conduit support services:

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  Creation of a Loan Servicing and Custodian Data Set:  To facilitate the purchase of loans, we collect all data fields required by a third party to begin servicing the loans which are purchased through the conduit as well as those required by the custodian. This data set is converted into the format required by the servicer or custodian and subsequently delivered to the servicer or custodian on a timely basis.

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  Loan File Management:  We manage the maintenance, access and delivery of original loan files including copying, imaging and/or storage.

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  Seller Support Desk:  We maintain a seller support desk where sellers can call to discuss individual loan status and issues, as well as commitment status.

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  Reporting:  Reports and loan status are made available for both the buyer and the related seller via our password protected website, clayton.com. The website enables the user to view current and archived due diligence results, stratify portfolios and perform in-depth analysis, and manage master commitment contracts associated with a set of mortgage deliveries.

Professional Staffing Services

        Through our staffing services, clients obtain access to qualified independent mortgage loan professionals to augment their staffs on both a long- and short-term basis. Clients can utilize these mortgage loan professionals to manage special projects and satisfy cyclical or unforeseen demand, while reducing human resource cost and risk. We typically provide these services to our clients as part of an existing or potentially broader relationship.

Compliance Products

        We provide our proprietary compliance testing engine through the High Cost Analyzer suite, or HCA, to market participants including loan originators. HCA is an on-line tool that is used to verify that loans comply with the most recent and relevant predatory lending regulations at the federal, state and local levels. Our team of compliance specialists regularly update HCA and it is reviewed periodically by external legal counsel. HCA's unique filtering approach can test and identify all loans for additional detailed analysis, as necessary, to ensure compliance with new or changing predatory lending regulations. Originators have begun to test for loan compliance as a safeguard against originating a loan that will not be funded due to non-compliance and to mitigate the potential decreased value of selling a non-compliant loan into the secondary market.

Surveillance and Special Servicing

        Our surveillance and special servicing businesses extend our services beyond the origination and securitization process to the later stages in the life of a loan, including ongoing monitoring and management of loans. These services also provide performance data which we believe, when linked to data collected in our up-front transaction management services, will allow our clients to more effectively assess risk at the point of underwriting/origination.

Credit Risk Management and Surveillance and Special Servicing

        Through Clayton Fixed Income Services, formerly The Murrayhill Company, we provide credit risk management and surveillance services to MBS underwriters, issuers and investors. These services consist of oversight and monitoring of predominantly residential non-agency MBS. These credit risk management and surveillance services are typically contract-based for the remaining life of the security. Frequently, our efforts result in cash recoveries and uncover costly systemic errors for our clients.

        Our credit risk management activities are centered on seven core processes, and may include any of the following:

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  Data Verification. We conduct an initial review and verification of key mortgage loan data provided by servicers or other third parties.

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  Loan-level Surveillance. Our analysts utilize a proprietary risk-filtering technology to identify loans that present a higher degree of risk to the performance of the transactions. For example, our technology searches for loans with significant declines in value, indications of fraud, lengthy foreclosure timelines and loans with characteristics that do not fit the applicable criteria of the securitization. Such loans receive increased oversight that proactively mitigates securitization losses.

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  Loan Repurchases. We also filter the loan level data to identify loans that do not fit the applicable criteria of the securitization. We identify loans that may be subject to repurchase or replacement as a result of a failure to meet the applicable securitization criteria and such loans may be repurchased or replaced by the seller.

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  Loss Analysis. We scrutinize losses in the portfolio searching for miscellaneous processing errors, such as duplicate fees, high escrow advances, overstated legal fees and questionable broker fees.

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  Prepayment Premium Analysis. Frequently, the securitizations that we monitor contain loans with prepayment penalties. We monitor the loans that have been paid in full to ensure that any applicable penalties are collected and remitted properly.

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  Mortgage Insurance Analysis. Many loans within the securitizations that we monitor have mortgage insurance. We oversee these loans to ensure that coverage is accurate, claims are filed and processed in a timely manner and proceeds are collected and remitted properly.

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  Remittance Reconciliation. We review each cash remittance to ensure that it reconciles with the monthly loan level data.

        One of our signature services is the Clayton Fixed Income Services "Value Add" notification which we send to clients to notify them of situations in which we have uncovered errors resulting in savings to the MBS investor. In 2004, through our Value Add notifications, we notified clients of more than $48.0 million in potential increased collections or cost savings. Through September 30, 2005, we have sent Value Add notifications identifying errors representing more than $57.0 million in potential savings.

        We also evaluate servicers for operational quality using our proprietary benchmarking methodology that gauges a servicer's operational quality relative to its servicing volume and its industry peers. We regularly consult with servicers to help them improve their operations and enhance the overall performance of the pools of loans they service and the corresponding MBS.

Special Servicing/Servicer Management

        Our special servicing activities facilitate the management and disposition of sub-performing and non-performing loans. Sub-performing and non-performing loans are typically classified as loans where the borrower/obligor is over 30 days delinquent, and include loans for which the lienholder may, in the future, take possession through foreclosure proceedings. We believe that this service is countercyclical to our origination focused services as economic conditions which typically have a negative impact on origination volume also tend to lead to rising delinquencies and defaults.

        Our services include comprehensive loan management for defaulted and delinquent loans, collection management and oversight, loss mitigation, foreclosure and bankruptcy administration, eviction and real estate owned (REO) disposition oversight. We use our proprietary Mortgage Asset Recovery System, or MARS, to assess risk and value enhancement alternatives, and to identify optimal asset disposition methods.

        In March 2001, we sold a majority of the assets and contracts in our special servicing business to GMAC Mortgage Corporation. The agreement governing the sale of this business contained a non-competition provision which expired in March 2004. Following the expiration of this non-competition provision, we explored additional special servicing opportunities. In August 2005, we signed a multi-year agreement with a unit of a major capital markets institution to perform servicing management for conforming and non-conforming mortgage loans. Pursuant to this agreement, we entered into a subservicing agreement with a major mortgage servicing company that acts as a front end servicer on loans that are owned by our client. The front end servicer handles the collection and application of payments on mortgage loans, as well as accounting and administrative functions.

        The services we directly provide include:

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  oversight of transfer of loan documents and data to the servicer;

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  front end servicer collection oversight;

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  loss mitigation;

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  investor reporting review and reconciliation;

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  foreclosure management and monitoring;

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  eviction initiation and monitoring;

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  bankruptcy management and monitoring;

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  preliminary property preservation and security; and

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  REO referral and monitoring.

Our Competitive Strengths

        We believe that we have developed a strong reputation among our clients and that we have the following competitive strengths:

Long-term Relationships with Industry Participants

        We provide our services to the leading buyers and sellers of, and the investors in, residential and commercial loan portfolios and securities. Our clients include major capital markets firms, banks and lending institutions, including the largest MBS issuers/dealers, mortgage and bond insurance companies and fixed income investors. Among others, our clients include Bank of America, Bear Stearns, Citigroup, Countrywide Financial, Credit Suisse First Boston, the Department of Housing and Urban Development, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS and The Winter Mortgage Group. See "—Clients." For certain clients, we provide a majority of outsourced transaction due diligence and credit risk management services on their non-conforming mortgage loan portfolios and underwritten MBS. During 2002, 2003 and 2004, we worked with each of the 10 largest non-agency MBS underwriters, as ranked by Inside B&C Lending, which accounted for 83%, 80% and 78% of total non-agency MBS underwriting volume during those respective periods. We experience a high level of recurring business, with 16 of our largest 20 clients in 2003 also among our largest 20 clients served in 2004, and 18 of our largest 20 clients in 2004 also among our largest 20 clients for the first nine months of 2005.

Deep Market Expertise, Experienced Professionals and Proprietary Technology

        As a pioneer in providing outsourced mortgage loan related services to institutional participants in the mortgage industry, we have developed considerable industry experience and a large database of loan information. We believe that we were the first significant service provider in the industry to build a technology platform to refine the due diligence process from a primarily manual process to a highly automated, computer-driven review. Our experience, process and data, which we refer to as our intellectual capital, is the framework which allows our highly trained and experienced professionals to access thousands of historical transactions to strengthen their recommendations and analysis for clients. We believe that we are the largest provider of transaction management and due diligence services to the non-agency MBS market and have collected substantial loan and origination data over the last 15 years. Between January 1, 2004 and June 30, 2005, we collected data on over one million loans totaling over $220.0 billion in principal value. Through Clayton Fixed Income Services, we have collected performance data from securities surveillance and credit risk management activities on over $800 billion in mortgage loans. Our intellectual capital is an essential component of our service offerings and is extensively used both externally by our clients and internally by us to evaluate loans and securities and their performance. In addition, the data we have collected provides us with a substantial base of knowledge on which we can continue to develop additional products and services for our clients. We believe our expertise and intellectual capital cannot be easily duplicated.

        Through the combination of Clayton Services and Clayton Fixed Income Services, we are able to link loan origination data with ongoing loan performance data to enable sophisticated data aggregation, dynamic reporting capabilities and advanced loan analytics. This seamless delivery of a broad spectrum of centralized services and information that supports the lifecycle of a loan helps our clients make better buying decisions.

Comprehensive Suite of Outsourced Services and Mortgage-Related Analytics

        We provide a comprehensive suite of outsourced services, mortgage-related analytics and specialized consulting services to the mortgage loan and MBS industries. Our centralized services and information support the lifecycle of a loan from origination through maturity, with data and analytics aggregated and utilized by us and our clients. Our services combine our core expertise in transaction management and due diligence and our sophisticated technology. This evolution was driven, in part, by requests from our clients to meet their evolving business needs. For example, our clients requested that we expand our services to include staffing to augment their internal resources, MBS loan surveillance and operational reviews to monitor and assess portfolio servicing and technology-based compliance tools to test for compliance standards prior to purchasing loan portfolios. In addition, we continue to develop our technology to add further efficiency and accuracy to our processes. Our recent acquisition of substantially all of the assets of NISYS in March 2005 provides us with a tool that enables us to streamline manual, paper-based loan processes. We believe this acquisition significantly enhances our transaction management efficiencies and capabilities of, and our ability to provide, an integrated suite of outsourced services.

Scalable and Flexible Operating Model

        We operate a highly scalable and flexible operating model based on a proprietary technology platform, a large database of mortgage loan information and a flexible, mobile workforce of experienced, qualified and trained independent loan review specialists. We have invested significant time and money developing our technology platform, which is capable of analyzing high volumes of data and generating accurate information and reports for our clients. With a substantial database of information already amassed and an advanced technology platform in place, we believe we are well-positioned to profitably grow our business. While the independent loan review specialists we use ordinarily have prior underwriting experience, we train them according to our own methodologies and strict standards for loan review and due diligence before assigning them to projects. With a large pool of trained specialists available, we are able to rapidly assemble teams and quickly respond to clients' requests for our due diligence services. Further, our variable cost structure provides us with relatively stable operating margins and mitigates the focus on labor resource utilization.

Critical Position at the Nexus of Loan Buyers, Sellers and Investors

        Our comprehensive suite of outsourced services, industry experience, large database of loan information, numerous and long-standing relationships with leading capital markets participants and strong reputation, have positioned us at the nexus of mortgage loan portfolio buyers, sellers and investors. Through the services we provide, we perform a necessary function throughout the lifecycle of a loan and effectively act as a facilitator for the loan buyer and investor communities. Our due diligence services help our clients to buy and sell loans more efficiently and intelligently. Our surveillance activities monitor loan servicing providers and ensure the proper performance of their duties. We believe that investor and rating agency recognition of the value of our services is an important factor in an underwriter's decision to engage us during a securitization transaction.

Our Growth Strategies

        We believe that the large and growing market for securitized loans combined with the significant demand for outsourced services provide us with substantial opportunities to continue to grow our business. In addition to the favorable industry dynamics affecting our business, we intend to pursue the following strategies to increase our market share and profitably expand our business.

Leverage and Expand Client Relationships

        We serve a broad client base that includes many of the leading capital markets firms, banks and lending institutions, insurance companies, MBS issuers/dealers and fixed income investors. Many of our clients participate in various stages of the lifecycle of a loan from origination to maturity across a variety of asset types. Many of these clients use only a subset of the services that we provide. As we continue to increase awareness among our clients of our full suite of services, we believe there are significant opportunities to provide a broader array of our services to existing clients. The addition of the Clayton Fixed Income Services surveillance capabilities allows us to further broaden our relationships with existing clients by offering them additional information-based services across the lifecycle of the loan.

        Many of our clients are large organizations or multi-faceted financial institutions with a number of separate business units. In certain instances, we provide our services to a limited subset of the professionals and business units within a client organization and opportunities exist to provide our services to other professionals and other business units within the same organization. We intend to continue to expand and deepen our relationship with current clients as well as access other business units within these organizations that may benefit from our services. In addition, as existing clients expand their securitized asset businesses, they will require additional services and we intend to develop innovative solutions to meet these needs.

Expand Service Capabilities

        We expect to continue to leverage our core expertise in transaction management and due diligence services to expand our service offerings across the lifecycle of the loan. We believe that our intellectual capital and advanced technological capabilities will enable us to build on our credit risk management and special servicing services to further benefit our client base. We expect to broaden the range of services offered through our conduit support services platform to meet increasing client demand. Additionally, while a majority of our business has historically been generated through the support of transactions in the non-agency MBS market, we intend to expand our presence into other related asset classes such as commercial mortgage backed securities, asset backed securities (including credit card and auto loan securitization), and other collateralized debt, mortgage and loan obligations. We believe our knowledge-based expertise, information-based analytic capabilities, and existing client relationships will enable us to grow our existing business within these expanding markets.

Continue to Improve Operational Efficiencies

        We believe that we manage our operations efficiently and benefit from our flexible operating model and scalable infrastructure. We also believe that we have opportunities to further reduce our costs and continue to provide competitively priced services to our clients by further utilizing and deploying our technology, particularly in connection with our transaction management services. As a primary example of our continued efforts to maximize efficiencies, beginning in 2002, we began offering underwriting services from a central location. Centralized underwriting generates significant cost savings for us and our clients by eliminating travel expenses for our loan review specialists and allowing us to better manage capacity by having a core group of loan review specialists available at one location. We currently operate our centralized underwriting activities from both our corporate headquarters in Shelton, Connecticut and our facility in Tampa, Florida. We expect to further expand our centralized underwriting operations to other locations. Additionally, by leveraging and improving our ability to move to a paperless process, as well as employ sophisticated work flow management and automated rules-based decision-making, which were further augmented through the NISYS acquisition, we expect to further reduce costs and improve efficiency.

Opportunistically Pursue Strategic Acquisitions

        We plan to opportunistically pursue acquisition opportunities that enable us to profitably grow our business. While our growth to date has been primarily organic, we successfully combined the operations of both Clayton Fixed Income Services and NISYS. Both of these businesses broadened and strengthened our existing capabilities. As we continue to expand our business, we may pursue acquisitions that help us grow our service offerings and expand our capabilities in other asset classes. In addition, we may seek acquisitions to increase our market share and benefit from potential synergies.

Clients

        Since 1990, our clients have included many of the leading capital markets firms, banks and lending institutions, mortgage and bond insurance companies, MBS issuers/dealers, conduits and fixed income investors. Our largest 20 clients from either of fiscal 2004 or the first nine months of fiscal 2005 include:

Aurora Loan Services	Department of Housing and	MBIA
Bank of America	Urban Development	Merrill Lynch
Bear Stearns	Deutsche Bank	Morgan Stanley
C-BASS	Goldman Sachs	Nomura
Citigroup	HSBC/Household Bank	RBS Greenwich Capital
Countrywide Financial	JP Morgan Chase	Redwood Trust
Credit Suisse First Boston	Lehman Brothers	UBS
	Long Beach Mortgage	The Winter Mortgage Group

        For the nine months ended September 30, 2005 and for the year ended December 31, 2004, revenue and pro forma revenue, respectively, from our largest three clients, Bear Stearns, Lehman Brothers and Morgan Stanley, accounted for an aggregate of 35.5% and 36.9% of our total revenue and pro forma revenue, respectively, and each accounted for more than 10% of our total revenue. While we have long-standing relationships with our major clients, including Bear Stearns, Lehman

Brothers and Morgan Stanley, we generally do not have long-term contracts with these or our other major clients.

Business Development and Marketing

        Our business development and marketing efforts focus on building and maintaining strong relationships with market participants across the loan lifecycle.

Business Development

        The majority of our new business opportunities is generated from our existing clients. Our major clients frequently ask us to develop new solutions and services to help them achieve their growth objectives as a result of our long-term relationships with them. Although a significant portion of our effort is spent with the leading participants in the non-conforming mortgage loan and non-agency MBS markets, we also build relationships with other market participants looking to initiate or expand their capabilities in these markets as well as other asset classes.

        Our business development group is primarily comprised of Strategic Account Managers and Product Sales Managers. A Strategic Account Manager is our point person for a select group of strategic accounts and is responsible for coordinating our efforts in expanding and deepening our relationship with these key clients, helping to grow client revenue across business lines and developing and implementing account plans and strategies to meet clients' current and future needs. Working with the Strategic Account Managers, Product Sales Managers concentrate on generating new business for specific products or services, such as conduit support, staffing, compliance software, credit risk management and surveillance.

Marketing

        Our marketing department promotes industry awareness of our services and competitive differentiators. Key functions include brand strategy and management, marketing strategy and tactics, event management, market research, sales support and product development and management support. In addition, our marketing group leads the creation and distribution of our thought leadership publications. With a subscriber base of over 1,600 industry professionals, our Bottom Line newsletter is our flagship publication that communicates our point of view on important industry issues and trends to market participants including existing and prospective clients. Articles are contributed by industry leaders, clients and our employees.

Employees and Independent Loan Review Specialists

        As of September 30, 2005, we employed 435 persons on a full-time basis. In addition, during 2004, we used the services of 1,561 independent loan review specialists and other qualified independent mortgage loan professionals to perform transaction due diligence and other services for our clients. None of our employees or independent loan review specialists is represented by a union or are covered by a collective bargaining agreement. We believe that our relations with our employees and independent loan review specialists are good.

        A majority of our independent loan review specialists are employed by a professional employee organization and assigned to us upon our request. The independent loan review specialists then undergo our thorough training program as described below. The professional employee organization assumes responsibility for all payroll, benefits and workers compensation obligations in connection with the independent loan review specialists. Our agreement with the professional employee organization may be terminated by either party, with or without cause, with 90 days prior written notice. Our agreement with the professional employee organization provides us with staffing flexibility and a greater ability to manage labor and overhead costs.

Recruiting, Training and Staffing Logistics

        Our independent loan review specialists are critical to the success of our business. Their experience and expertise are competitive strengths. Our specialists have significant underwriting experience and product, compliance and process knowledge. We recruit many of our independent loan review specialists and other qualified independent mortgage loan professionals through referrals from current underwriters and lenders and from our independent loan review specialist database.

        Our training programs include advanced training on our proprietary systems, client reporting, interaction skills, compliance and product training and engagement management. We conduct both field workshops around the country and centralized training to keep our workforce current on our proprietary technology, industry trends and product specifics. We also conduct ongoing skills and competency reviews to ensure our high quality standards are maintained.

        Our dedicated staffing logistics group manages engagement staffing and coordination for our pool of independent loan review specialists. Our proprietary Deal Management System, or DMS, including our proprietary independent loan review specialist database, allows us to efficiently staff engagements taking into account such factors as skill set, experience and location. In addition, we coordinate the logistics of delivering support systems including necessary network infrastructure and laptops to engagement sites throughout the country.

Information Technology

Proprietary Technology

        We use proprietary technology to improve quality and productivity, facilitate client interaction, organize knowledge and capture the full value of data collected. Our technology is supported by a network infrastructure that is designed to securely handle large amounts of data. Our proprietary technology applications include:

        Clayton Loan Analysis System, CLAS Conduit and CLAS Reporting Tool.    Our due diligence process utilizes the CLAS application. CLAS collects data and verifies it for accuracy during the on-site and centralized underwriting loan file review process. Additionally, CLAS accommodates all mortgage loan and other asset types and is a customizable application that gathers appropriate data depending on the scope of the project. CLAS verifies and tests the reasonableness and accuracy of all captured data. The system also has the ability to produce reports that identify emerging trends, while providing a real-time overview of asset quality.

        High Cost Analyzer.    HCA is a web-based application derived from CLAS that helps market participants identify loans that exceed federal, state and local predatory lending thresholds. Our experienced compliance professionals monitor changes in laws and regulations and update HCA accordingly. In addition, HCA is integrated with a leading on-line publisher of reference information and forms for the residential mortgage lending industry. This integration provides direct access to applicable predatory lending legislation, and streamlines the research process for compliance professionals.

        Deal Management System.    We use DMS to manage the logistics that support our due diligence efforts including the coordination of our workforce of independent loan review specialists. DMS tracks the progress, revenue and expense for all active projects. DMS also tracks upcoming engagements and staffing availability. In addition, the system contains experiential data on every project, every specialist and every client since our inception.

        Clayton.com.    Clayton.com facilitates data conversion, analysis and electronic due diligence. Clayton.com is our portal through which clients, employees and our independent loan review specialists access reports and communicate with each other on transactions they are managing. Our conduit support services also use clayton.com to provide information to loan buyers and sellers as to the status of the loan acquisition process.

        Mortgage Asset Recovery System.    MARS is a proprietary servicing platform that assesses risk and value enhancement alternatives and identifies the optimal asset disposition methods for both performing and non-performing loans.

        Clayton Fixed Income Services Report Archive.    Report Archive is a secure web-based application used by our clients to download prior and current Credit Risk Manager reports for individual securitizations.

        Lifecycle Management Suite.    Lifecycle Management Suite, or LMS, is a decision and processing automation software package that we use for our due diligence services. The software is a configurable technology platform capable of handling paper-based unstructured loan content, and automating the decision and business processes utilized by our underwriters during their review of mortgage loan portfolios.

Technology Infrastructure

        Our technology infrastructure is comprised of networks, data centers, and multiple independent local area networks located in Shelton, Connecticut; Tulsa, Oklahoma; Indianapolis, Indiana; Tampa, Florida; Denver, Colorado; and Costa Mesa, California. Our business applications run on both shared and dedicated platforms, and when necessary, are accessible from each of our operating locations. These interlinked networks and data centers increase system availability in the event of an unplanned business interruption.

        Our architecture accommodates high volumes of transactions and load balance processing across multiple servers, assuring availability in the event of a single component hardware or system failure. By utilizing clustering and load balancing technologies, each web, application and database tier can scale horizontally as transactional volume increases over time.

        Our primary data center is located in Shelton, Connecticut. Our application, network and voice infrastructure are housed in a secure, environmentally controlled data center with 24-hour system monitoring and threshold alerting. Access to the facilities is controlled through the use of individually issued magnetic access security cards. We use proprietary network security architecture with procedural requirements for network address translation, port filtering and redirection. We employ a redundant firewall infrastructure for layered network traffic management. In the event of power failure, our data center is protected by uninterruptible power supply battery backup and a natural gas power generator. We also utilize redundant telecommunications lines to ensure high availability for our voice and data networks. We maintain physical, electronic and procedural safeguards to store and secure client information from unauthorized access and use, alteration and destruction. Our own policies and procedures have been developed to protect the confidentiality of client information and to comply with relevant rules and regulations, while meeting our clients' service requirements.

Intellectual Property

        We rely on copyright and trade secret law to protect our technology. Additionally, we have developed a number of brands that have accumulated substantial recognition in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret and trademark rights. We regard our internally-developed software as proprietary and utilize a combination of copyright, trade secret laws, internal security practices and employee non-disclosure agreements for intellectual property protection. We believe that we hold all proprietary rights necessary to conduct our business.

        In 2001, CFIS filed two patent applications (each with multiple claims) related to data filtering technology. The first patent relates to analyzing investment data in a manner that provides a single comprehensive tool for filtering a loan pool to identify characteristics of the loan pool and the loans in the pool. The second patent relates to an invention that provides methods useful for the surveillance of loan pools and investing in loan pools, including a method for generating a loss list, for estimating a loss for a loan, and for determining a probability of loss for a loan. These two patent applications are pending.

        In 2004, CFIS filed a provisional patent application related to its Question Portal, a secure, internet-accessible site that enables us to communicate directly with parties to a securitization (including servicers, master servicers, and insurance companies). The Question Portal technology enables instant communication, tracks all questions and responses and provides a variety of analytics on the types of issues, aging of issues and response times of our and a service provider's personnel. In 2005, we filed a non-provisional patent application for the Question Portal. The application is pending.

Competition

        The market for our services is highly fragmented, highly competitive and rapidly changing. We compete with several providers of due diligence services, including the four largest public accounting firms and other providers focused on technology products, staffing services and portfolio management. Although several organizations compete with us across multiple business lines, we believe no firm competes with us across all of the service offerings that we provide. We believe the following are the principal factors by which providers of information-based analytics and knowledge-based services to the MBS market compete for business:

  •
  quality and depth of underlying databases;

  •
  breadth of services offered;

  •
  client service and support;

  •
  proprietary nature of methodologies, databases and technical platform;

  •
  recognition as industry leader and developer of the industry standard;

  •
  level of brand recognition and credibility as a participant in the secondary market; and

  •
  performance track record for services provided on transactions executed.

Government Regulation

        Our business is subject to certain federal, state and local laws and regulations. In particular, our subsidiaries that provide mortgage loan servicing services are subject to licensure as a mortgage loan servicer and collection agency in certain states. Our subsidiary, Quantum, has submitted applications to the applicable state regulatory authorities to obtain these licenses and is expected to receive them by no later than March 31, 2006. As a licensee, these subsidiaries must comply with certain state laws, including state collection laws. In addition, these subsidiaries are subject to certain other federal, state and local laws and regulations, including the Real Estate and Settlement Procedures Act and Regulation X, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, Title V of the Gramm-Leach-Bliley Act of 1999, and state privacy and data security laws.

Facilities

        Our headquarters are located in Shelton, Connecticut, and we have additional offices in Denver, Colorado; Tampa, Florida; Irving, Texas; Costa Mesa, California; Tulsa, Oklahoma; and Indianapolis,

Indiana. All of our offices and facilities are leased. We do not consider any specific leased facility to be material to our operations. We believe that equally suited facilities are available in several other areas throughout the U.S. The following table summarizes information with respect these facilities:

Location	Principal Activities	Area (sq. feet)	Lease Expiration Date
Shelton, Connecticut	Headquarters	66,000	2010 and 2013(1)
Denver, Colorado	CFIS corporate offices and operations	23,502	2009
Tampa, Florida	Centralized underwriting	20,152	2007
Irving, Texas	Commercial due diligence services	5,126	2008
Costa Mesa, California	Sales and administration	5,467	2009
Tulsa, Oklahoma	First Madison Services operations	10,419	2007
Indianapolis, Indiana	Support for centralized underwriting	6,003	Month to month

(1)
We lease two floors in an office building in Shelton, Connecticut. The lease for one floor expires in 2010 and the lease for the other floor expires in 2013.

Subsidiaries

        We currently have nine subsidiaries. See "Prospectus Summary—Our Corporate Information" for a description of the subsidiaries.

Legal Proceedings

        In the normal course of business, we may be party to various legal proceedings. As of the date of this prospectus, we are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our directors and executive officers, including their ages as of November 30, 2005.

Name	Age	Position
Frank P. Filipps	58	Chairman, Chief Executive Officer and Director
Stephen M. Lamando(1)	41	President and Director
Frederick C. Herbst	48	Chief Financial Officer
Louis A. Iannaccone	57	Chief Information Officer
Steven L. Cohen	42	Senior Vice President, General Counsel and Secretary
Todd R. Crockett(4)	35	Director
Margaret Sue Ellis	47	Director
Roger B. Kafker(2)(3)	43	Director
Brian L. Libman(2)(3)(4)	40	Director
Frank L. Raiter(2)(3)(4)	58	Director

(1)
On December 2, 2005, Mr. Lamando submitted notice that he was resigning as our President, effective December 31, 2005.

(2)
Member of the audit committee.

(3)
Member of the compensation committee.

(4)
Member of the nominating and corporate governance committee.

        Frank P. Filipps.    Mr. Filipps has served as a director and our Chairman and Chief Executive Officer since April 2005. Prior to joining us, he was the Chairman and Chief Executive Officer of Radian Group Inc. (NYSE:RDN), a credit enhancement provider to the global financial and capital markets. At Radian, Mr. Filipps was responsible for expanding and diversifying operations in the United States, the United Kingdom and Asia. Mr. Filipps began his career at Radian in 1992 as Senior Vice President and Chief Financial Officer. In 1994, he was promoted to Executive Vice President and Chief Operating Officer and in 1995 he was named President, Chief Executive Officer and director. Mr. Filipps has served since 1995 as a director of Impac Mortgage Holdings, Inc. (NYSE: IMH), a corporation that acquires and originates non-conforming residential and commercial loans, and has served since 2004 as a director of Primus Guaranty, Ltd. (NYSE:PRS), a holding company primarily engaged in selling credit protection against investment grade debt obligations of corporate and sovereign entities. Mr. Filipps is also a director of the World Affairs Council of Philadelphia, a private, non-profit organization. Mr. Filipps holds an M.B.A. in corporate finance and international business from the Stern School of Business at New York University and a B.A. from Rutgers University.

        Stephen M. Lamando.    Mr. Lamando has served as a director and our President since our inception. Mr. Lamando is also the founder, President and Chief Executive Officer of Clayton Services. He founded Clayton Services in 1990 and was responsible for the creation and development of the Clayton family of companies. On December 2, 2005, Mr. Lamando submitted notice that, effective December 31, 2005, he was resigning from all officer positions that he holds with us and our subsidiaries. Mr. Lamando will continue to serve as a director. Prior to founding Clayton Services, Mr. Lamando worked in residential whole loan trading at Goldman, Sachs & Company in New York, where he performed due diligence for public/private mortgage and asset-backed new issues, participations, marks to market and whole loan commitments. Mr. Lamando holds a B.A. from Pace University.

        Frederick C. Herbst.    Mr. Herbst has served as our Chief Financial Officer since September 2005. Prior to joining Clayton, Mr. Herbst was Chief Financial Officer of Arbor Realty Trust, Inc. (NYSE:ABR), a publicly-traded real estate investment trust, since 2003 and of Arbor Commercial Mortgage, LLC since 1999. He was a member of Arbor's executive committee and was responsible for all aspects of Arbor's financial operations, including financial reporting, tax planning, budgeting and the appropriate utilization of capital. Prior to joining Arbor, Mr. Herbst was Chief Financial Officer of The Hurst Companies, Inc., where he was responsible for all financial operations, including financial reporting, budgeting and banking relationships. Previously, Mr. Herbst was controller with The Long Island Savings Bank, FSB, vice president-finance with Eastern States Bankcard Association and a senior manager with Ernst & Young. Mr. Herbst holds a B.A. from Wittenberg University. Mr. Herbst became a Certified Public Accountant in 1983.

        Louis A. Iannaccone.    Mr. Iannaccone has served as our Chief Information Officer since our inception. From November 2004 until March 2005, he served as the Chief Information Officer of Clayton Services. From September 2001 through November 2004, he was the Vice President, Service Delivery and acting Chief Information Officer of KeySpan Energy, where he was responsible for technology service delivery, including application development, data warehousing, data centers, communications, planning and operations. Prior to joining KeySpan Energy, Mr. Iannaccone held management positions with IMX Incorporated, Chicago Title & Trust Company, Chase Manhattan Bank, McGraw-Hill, Inc, International Tomson and IBM Corporation. Mr. Iannaccone earned an M.B.A. from Columbia University and a B.A. from Saint Francis College.

        Steven L. Cohen.    Mr. Cohen has served as our Senior Vice President, General Counsel and Secretary since our inception. From January 2005 until March 2005, he served as the Senior Vice President and General Counsel of Clayton Services. Mr. Cohen oversees the Company's legal affairs, manages its legal department and serves as the corporate compliance officer. From December 2000 to January 2005, he was an Assistant General Counsel of Intuit Inc. (NASD: INTU), a financial software development and services company, where he was a member of the general counsel management group. Prior to joining Intuit, Mr. Cohen was General Counsel to EmployeeMatters, Inc. which was acquired by Intuit in December 2000, an Assistant General Counsel with The Prudential Insurance Company of America and an associate with Fulbright & Jaworski LLP, a national law firm. Mr. Cohen earned a J.D. from the George Washington University Law School, an M.B.A. from the Stern School of Business at New York University and a B.A. from Queens College.

        Todd R. Crockett.    Mr. Crockett has served as a director since our inception. He has been employed by TA Associates, Inc. since 1994, and currently serves as a Principal. Prior to joining TA Associates, Mr. Crockett was a Financial Analyst in the Financial Institutions and Structured Finance Groups at Salomon Brothers. Mr. Crockett holds an M.B.A. from the Harvard Business School and a B.A. from Princeton University.

        Margaret Sue Ellis.    Ms. Ellis has served as a director since our inception. In 1997, she founded Clayton Fixed Income Services, formerly The Murrayhill Company, and served as its Chief Executive Officer from 1997 until the formation of Clayton in 2005. Prior to founding Clayton Fixed Income Services, Ms. Ellis was a vice president at Asset Investors Corporation and headed its risk management function for three years. Ms. Ellis holds an M.B.A. from the Amos Tuck School of Business at Dartmouth College, a master's degree from the University of Denver and a B.A. from The Colorado College. Ms. Ellis is also a Certified Public Accountant.

        Roger B. Kafker.    Mr. Kafker has served as a director since our inception. He has been employed by TA Associates, Inc. since 1989, and currently serves as a Managing Director. Mr. Kafker concentrates on transactions involving growth service businesses in the financial, consumer and healthcare services industries. He received an M.B.A. from the Harvard Business School and a B.A. from Haverford College.

        Brian L. Libman.    Mr. Libman has served as a director since our inception. He was the former Chief Executive Officer of Finance America, LLC, a nationwide mortgage lender specializing in nonconforming residential mortgage loans. He served in this role from the company's formation in July 1999 until July 2004. Prior to being employed at Finance America, Mr. Libman spent 13 years with Lehman Brothers. Mr. Libman received both his M.B.A. and B.S.E. degrees from the Wharton School of Business at the University of Pennsylvania.

        Frank L. Raiter.    Mr. Raiter has served as a director since October 2005. From March 1995 until April 2005, Mr. Raiter served as a Managing Director of Standard & Poor's Ratings Group. As a Managing Director, Mr. Raiter managed the Residential Mortgage Ratings Group and was responsible for ratings production, marketing and business development for single family mortgages, bond ratings and related products. Mr. Raiter also managed the design, development and marketing of analytical ratings products utilized by Standard and Poor's. Prior to joining Standard and Poor's, he was the Chief Investment Officer and Treasurer of Caliber Bank in Phoenix, Arizona, and served as the Assistant Director, Office of Securities Transactions, of the Resolution Trust Corporation. Mr. Raiter received an M.B.A. from the University of North Carolina-Chapel Hill and a B.A. from North Carolina State University.

Board of Directors

        We currently have seven directors, each of whom was elected as a director under board composition provisions of a stockholders agreement or our certificate of incorporation. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

        Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of three Class I directors (currently Margaret Sue Ellis, Frank Filipps and Stephen Lamando), two Class II directors (currently Brian Libman and Todd Crockett) and two Class III directors (currently Roger Kafker and Frank Raiter), whose initial terms will expire at the annual meetings of stockholders held in 2006, 2007 and 2008, respectively. Prior to the completion of this offering, we intend to expand the board of directors and elect one additional Class II director, who will not be an officer or employee of Clayton, and who will be independent as defined under the rules of the Nasdaq National Market. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

        Frank P. Filipps, our Chief Executive Officer, and Stephen M. Lamando, our President, each serve as a member of our board of directors. On December 2, 2005 Mr. Lamando resigned as our President, effective December 31, 2005. He will continue to serve on our board of directors.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq National Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

        Audit Committee.    Roger B. Kafker, Brian L. Libman and Frank L. Raiter currently serve on the audit committee. Mr. Raiter serves as the Chairman of the audit committee. The audit committee's responsibilities include, but are not limited to:

  •
  appointing, approving the compensation of, and assessing the independence of our independent auditor, Grant Thornton LLP;

  •
  overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

  •
  resolving disagreements between management and our independent auditor;

  •
  pre-approving all auditing and permissible non-audit services (except de minimis non-audit services), and the terms of such services, to be provided by our independent auditor;

  •
  reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

  •
  coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent auditors and management; and

  •
  preparing the audit committee report required by SEC rules to be included in our proxy statements.

        Our board of directors has determined that Mr. Raiter qualifies as an "audit committee financial expert" as defined under the Securities Exchange Act of 1934 and the applicable rules of the Nasdaq National Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities Mr. Raiter has previously had with reporting companies. Mr. Raiter and Mr. Libman are "independent" for audit committee purposes under the applicable rules of the Nasdaq National Market and the SEC. As required by applicable rules, within twelve months of the effective date of the registration statement, of which this prospectus is a part, Mr. Kafker will resign from the audit committee and will be replaced by a third "independent" director.

        Compensation Committee.    Roger Kafker, Brian Libman and Frank Raiter currently serve on the compensation committee. Mr. Kafker serves as the Chairman of the compensation committee. The compensation committee's responsibilities include, but are not limited to:

  •
  annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

  •
  evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

  •
  determining the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our incentive-based compensation plans and equity-based compensation plans; and

  •
  reviewing and making recommendations to the board with respect to director compensation.

        Nominating and Corporate Governance Committee.    Todd Crockett, Brian Libman and Frank Raiter currently serve on the nominating and corporate governance committee. Mr. Crockett serves as the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include, but are not limited to:

  •
  developing and recommending to the board criteria for board and committee membership;

  •
  establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

  •
  identifying individuals qualified to become board members;

  •
  establishing procedures for stockholders to submit recommendations for director candidates;

  •
  recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

  •
  developing and recommending to the board a set of corporate governance guidelines; and

  •
  overseeing the evaluation of the board and management.

Director Compensation

        Directors who are also our employees receive no additional compensation for their services as directors. Our non-employee directors each receive an annual fee from us of $25,000. In addition, we pay our non-employee directors a fee of $1,000 for each in-person board of directors meeting they attend and $500 for each telephonic board of directors meeting they attend. The chairperson of our audit committee receives an additional annual fee of $10,000, and the chairperson of our compensation committee receives an additional annual fee of $5,000. We also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings. However, our directors who are affiliated with TA Associates have agreed to forego board and board committee compensation, including the equity compensation described below, for so long as TA Associates, Inc. beneficially owns more than 10% of our common stock.

        Pursuant to the terms of the 2006 Option Plan, as described below, directors will be permitted to defer all, or a portion, of their director compensation fees. All deferred fees will be converted to stock units based on the fair market value of shares of our common stock on the date the fees would otherwise be paid. The units are typically settled in shares in a lump sum when the director resigns from the board of directors.

        Upon election to the board of directors, non-employee directors are granted an option to purchase 40,000 shares of our common stock, which option vests in equal installments over three years. Additional grants to our non-employee directors will be made every three years. The exercise price of these stock options is the fair market value of our shares of common stock as determined by the board of directors as of the date of the option grant. The vesting of these stock options accelerates upon a change of control of Clayton.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of Clayton.

Executive Compensation

        The following summarizes the compensation earned during the fiscal year ended December 31, 2004, which we refer to as "fiscal 2004," by our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2004 and whose total compensation exceeded $100,000. These officers served as executive officers of Clayton Services during the fiscal year ended December 31, 2004. We refer to these individuals as our "named executive officers."

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation
Stephen M. Lamando President(1)	$275,887	—	—(4)
Brian Newman(2) Chief Financial Officer	$176,507	$250,000	—(4)
Louis A. Iannaccone Chief Information Officer	$43,269(3)	$35,000	—(4)

(1)
During the fiscal year ended December 31, 2004, Mr. Lamando served as our Chief Executive Officer and President. In April 2005, Frank P. Filipps was appointed as our Chief Executive Officer. Mr. Lamando currently serves as our President. On December 2, 2005, Mr. Lamando submitted notice that he was resigning as our President, effective December 31, 2005.

(2)
On August 31, 2005, Mr. Newman resigned as our Chief Financial Officer.

(3)
Mr. Iannacone began his employment with us in November 2004. Mr. Iannacone's annual salary is $250,000 and he is eligible to receive an annual bonus of up to $200,000.

(4)
Excludes benefits and perquisites received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer's annual compensation reported in this table.

        Frank P. Filipps, our Chairman and Chief Executive Officer, began his employment with us in April 2005. His annual base salary is $500,000 and he is eligible to receive a pro rata share of an annual performance bonus in 2005 ranging from $500,000 to $750,000, contingent upon the performance of Clayton. See "—Agreements with Executive Officers."

        Frederick C. Herbst, our Chief Financial Officer, began his employment with us in September 2005. His annual base salary is $250,000 and he is eligible to receive a pro rata share of an annual performance bonus in 2005 of $300,000. See "—Agreements with Executive Officers."

        Steven L. Cohen, our Senior Vice President, General Counsel and Secretary, began his employment with us in January 2005. His annual base salary is $185,000, and he is eligible to receive an annual performance bonus in 2005 of $120,000. See "—Agreements with Executive Officers."

Option Grants in Last Fiscal Year

        In fiscal 2004, we granted employees options to purchase shares of common stock under our predecessor option plans. In March 2005, all of these options were converted into options to purchase an aggregate of 2,223,150 shares of our common stock under our 2005 Stock Option and Grant Plan, or 2005 Option Plan. We have not granted any stock appreciation rights.

        Of the named executive officers, only Mr. Iannaccone was granted stock options during fiscal year 2004. Mr. Iannaccone's grant was made at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until its expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Options/SAR Grants in Last Fiscal Year

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2004
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Stephen M. Lamando	—	—	—	—	—	—
Brian Newman	—	—	—	—	—	—
Louis A. Iannaccone	178,360	8.0%	$0.24	11/05/2014

        In fiscal 2005, we have granted to certain of our named executive officers, other employees and non-employee directors options to purchase an aggregate of 3,867,915 shares of our common stock under our 2005 Option Plan. Of these options, Mr. Fillips was granted an option to purchase 2,083,333 shares at an exercise price of $1.50 per share. Mr. Herbst was granted an option to purchase 200,000 shares at an exercise price of $1.70 per share. Mr. Cohen was granted an option to purchase 89,180 shares at an exercise price of $0.24 per share and an option to purchase 35,820 shares at an exercise price of $1.59 per share.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        None of our named executive officers or directors exercised any options during fiscal 2004 or has exercised any options as of November 30, 2005.

        The following table sets forth information concerning the number and value of the unexercised options held by the named executive officers at the end of fiscal year 2004. There was no public market for our common stock as of December 31, 2004. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at December 31, 2004 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $             per share, which is the midpoint of the range list on the cover of this prospectus, and the per share option exercise price.

Aggregate Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Options/SAR Values

Number of Securities Underlying Unexercised Options at December 31, 2004
Value of Unexercised In-the-Money Options at December 31, 2004
Number of Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen M. Lamando	—	—	—	—	—	—
Brian Newman	—	—	—	—	—	—
Louis A. Iannaccone	—	—	—	178,360	—

Employee Benefit Plans

2005 Stock Option and Grant Plan

        Our 2005 Option Plan was adopted by our board of directors and approved by our stockholders on March 31, 2005. In connection with the combination of Clayton Services and CFIS, the outstanding options held by employees and officers of each of Clayton Services and CFIS were converted into options under our 2005 Option Plan. The existing option plans for each of Clayton Services and CFIS were terminated in all respects. We reserved 7,398,236 shares of our common stock for the issuance of awards under the 2005 Option Plan. As of November 30, 2005, 1,537,153 of these shares were available for issuance.

        The 2005 Option Plan is administered by our compensation committee or by our board of directors. The administrator of the 2005 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Option Plan.

        The 2005 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2005 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

        Upon the completion of an initial public offering prior to March 31, 2006, the vesting term for all options granted under the 2005 Option Plan will automatically accelerate by one year. In the event of a merger, sale or dissolution of Clayton, or a similar "sale event," all stock options will terminate on the effective date of the "sale event," unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. The 2005 Option Plan shall also automatically terminate upon the consummation of the "sale event," unless the parties, in their sole discretion, provide otherwise.

        In connection with the adoption of our 2006 Stock Option Plan, which is discussed in detail below, our board of directors determined not to grant any further awards under the 2005 Option Plan.

2006 Stock Option and Incentive Plan

        Our 2006 Stock Option and Incentive Plan, or 2006 Option Plan, was adopted by our board of directors and approved by our stockholders on            , 2006. The 2006 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved            shares of our common stock for the issuance of awards under the 2006 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2006 Option Plan

also will be available for future awards. As of            , 2006, no awards had been granted under the 2006 Option Plan.

        The 2006 Option Plan is administered by either a committee of at least two non-employee directors, or by our full board of directors. The administrator of the 2006 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Option Plan.

        All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2006 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2006 Option Plan. For example, no more than            shares of stock may be granted in the form of incentive stock options.

        The exercise price of stock options awarded under the 2006 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2006 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

        To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2006 Option Plan after            , 2016.

        Automatic grants of stock options are made to our non-employee directors under the 2006 Option Plan. Each non-employee director, except those directors associated with TA Associates, will automatically be granted, upon his or her election to the board, a non-qualified stock option to acquire 40,000 shares of common stock which will vest in equal installments over three years. Additional grants to our non-employee directors in amounts to be determined will be made every three years. The exercise price of these stock options is the fair market value of our common stock as determined by the board of directors as of the date of the option grant. The administrator also may make discretionary grants of non-qualified options to non-employee directors.

        Stock appreciation rights may also be granted under our 2006 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2006 Option Plan may not be less than the fair market value of our common stock on the date of grant.

        Restricted stock may also be granted under our 2006 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Deferred and unrestricted stock awards may also be granted under our 2006 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. Our 2006 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

        Dividend equivalent rights may be granted under our 2006 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

        Unless the administrator provides otherwise, our 2006 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        In the event of a merger, sale or dissolution of Clayton, or a similar "sale event," all stock options and stock appreciation rights granted under the 2006 Option Plan will automatically become fully exercisable and all other awards granted under the 2006 Option Plan will become fully vested and non-forfeitable. In addition, upon the effective time of any such sale event, the 2006 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

        Our board of directors may amend or discontinue the 2006 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in the company's stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2006 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2006 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2006 Option Plan; (iv) is required by the Nasdaq National Market rules, or (v) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Agreements with Executive Officers

        On April 25, 2005, we entered into an employment agreement with our Chief Executive Officer, Frank P. Filipps. The term of his employment is indefinite unless either party terminates pursuant to the terms and conditions of the agreement. Mr. Filipps' agreement calls for the payment of $500,000 in annual base salary, with an annual percentage increase equal to the U.S. Consumer Price Index or an amount approved by our board of directors. Mr. Filipps is also eligible to receive a performance bonus, ranging from $500,000 to $750,000, contingent upon our performance in fiscal year 2005. Mr. Filipps' bonuses in subsequent years of employment will be determined by our board of directors based upon our performance and other individual performance milestones to be determined by the board.

        Mr. Filipps' agreement provides standard insurance and retirement benefits. The agreement also provides for severance payments in the event his employment with us is terminated as a result of his disability. In addition, in the case of termination by Mr. Filipps for good reason, or by us without cause, he will receive his full base salary and target bonus for the following 12 months in a single lump sum payment if an initial public offering or a sale event has not occurred prior to termination, and if an initial public offering or sale event has occurred prior to termination, he shall receive a lump sum payment equal to 200% of the sum of his annual base salary and target bonus as in effect on the date of termination. Additionally, Mr. Filipps will receive payment of the pro rata portion of his target bonus for the year in which the termination occurs, and the partially employer-subsidized continuation of group health plan benefits for one year (if an initial public offering or sale event has not occurred prior to termination) or two years (if an initial public offering or sale event has occurred prior to termination). Finally, in the event that any severance payments made to Mr. Filipps would be subject to certain excise taxes by the Internal Revenue Service, we will "gross-up" the payments such that the net amount received by Mr. Filipps, after any such excise taxes are incurred, is equal to the severance amount payment.

        In connection with his employment, Mr. Filipps also received an option to purchase 2,083,333 shares of our common stock. Of the total option grant, the option to purchase 1,562,500 shares is subject to a four year vesting term, whereby 2.08% of the option vests each month. If an initial public offering is completed prior to March 31, 2006, the vesting schedule of the option to purchase 1,562,500 shares will accelerate by one year. If Mr. Filipps is terminated without cause or he terminates his employment for good reason, any unvested portion of the option to purchase 1,562,500 shares will accelerate and become fully exercisable. The remaining option to purchase 520,833 shares of our common stock is subject to performance-based vesting criteria. The option shall become vested and fully exercisable if, prior to October 1, 2006, Clayton completes an initial public offering of our common stock, a public offering of debt securities or a sale event, or if Mr. Filipps is terminated without cause or he terminates his employment for good reason. If none of these events occurs prior to October 1, 2006, no part of the performance-based option will vest and this portion of the option grant will be deemed null and void. The option exercise price for all 2,083,333 shares is equal to $1.50, the fair market value of our common stock as of the date of the grant, as determined by the board of directors after receiving an appraisal from an independent appraiser hired by us. The shares received by Mr. Filipps upon exercise of the options are subject to certain transfer restrictions and repurchase rights. These transfer restrictions and repurchase rights terminate upon the closing of this offering.

        Mr. Filipps also entered into an employee confidentiality and non-competition agreement with us concurrently with the execution of his employment agreement, whereby Mr. Filipps agreed not to compete with us, or solicit or divert our clients for a period ending two years following the termination of his employment with us for any reason. If Mr. Filipps' employment is terminated prior to a sale event or our initial public offering, the non-competition and non-solicitation periods are reduced to one year. Additionally, Mr. Filipps agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment with us for any reason.

        On June 29, 2004, we entered into an employment agreement with our President, Stephen M. Lamando. Mr. Lamando's employment agreement provides for the payment of $350,000 in annual base salary, the right to participate in bonus plans generally available to executives, and the provision of standard insurance and retirement benefits. On December 2, 2005, Mr. Lamando submitted notice that, effective December 31, 2005, he was resigning from all officer positions that he holds with us and our subsidiaries.

        On August 2, 2004, Mr. Lamando entered into a non-competition agreement with us. Pursuant to the terms of this agreement, Mr. Lamando is prohibited from competing with us until August 2, 2009. Additionally, the agreement provides that, during such non-competition period, Mr. Lamando will not hire or solicit any of our employees (or employees of our affiliates) that we had employed within the previous eighteen months, encourage any client or employee of ours to terminate its relationship with us, or solicit any company that had been our client within the past eighteen months.

        Effective September 19, 2005, we entered into an employment agreement with our Chief Financial Officer, Frederick C. Herbst. Pursuant to his employment agreement, Mr. Herbst is to be paid an annual base salary of $250,000. Mr. Herbst is eligible to receive an annual performance bonus if certain performance objectives established by our Chief Executive Officer and our board directors each year are satisfied. For fiscal 2005, Mr. Herbst is eligible to receive a pro rata share of an annual performance bonus of $300,000. Mr. Herbst will also receive a $2,000 monthly travel allowance. Additionally, Mr. Herbst's employment agreement provides customary fringe and retirement benefits.

Pursuant to the terms of his employment agreement, Mr. Herbst received an option to purchase 200,000 shares of our common stock at an exercise price of $1.70 per share, the fair market value of our common stock as of the date of the grant, as determined by the board of directors after receiving an appraisal from an independent appraiser hired by us. Of the total option grant, 25% will vest on the one year anniversary date of the grant, and the remaining shares subject to the option grant vest at a rate of 2.08% per month over the following three years.

        Mr. Herbst is an employee at-will and his employment agreement may be terminated by either party upon 30 days written notice. Notwithstanding the at-will nature of his employment, if his employment is terminated by us without cause or Mr. Herbst terminates his employment as a result of a material diminution in salary or responsibility, Mr. Herbst is entitled to severance payments equal to one year's salary payable over the twelve months following his termination and continuation of his group health plan benefits so long as he is receiving severance payments. For the period of one year following the termination of his employment, regardless of the reason for such termination, Mr. Herbst's employment agreement requires him to refrain from (i) performing services for a competitor in a similar capacity as to the services he provided to us, (ii) owning any interest in a competitor, (iii) soliciting our clients or suppliers and (iv) hiring our employees or soliciting our vendors or suppliers.

        On November 1, 2004, we entered into an employment agreement and, subsequently, a separate assignment of inventions and confidentiality agreement with our Chief Information Officer, Mr. Iannaccone. Pursuant to his employment agreement, Mr. Iannaccone is to be paid an annual base salary of $250,000. Mr. Iannaccone is eligible to receive an annual performance bonus of up to $200,000 if certain performance objectives, to be established by our board directors each year, are satisfied. Mr. Iannaccone is a employee at-will and his employment agreement may be terminated by either party upon 30 days prior written notice. Notwithstanding the at-will nature of his employment, Mr. Iannaccone is entitled to severance payments equal to one year's salary if his employment is involuntarily terminated by us without cause or voluntarily terminated by him with good reason. Mr. Iannaccone's employment agreement provides customary fringe and retirement benefits. Mr. Iannaccone's assignment of inventions and confidentiality agreements require him to refrain from competing with us or hiring our employees for a period of one year, following the termination of his employment for any reason.

        On January 31, 2005, we entered into an employment agreement with our Senior Vice President, General Counsel and Secretary, Mr. Cohen. In accordance with the employment agreement, Mr. Cohen is to be paid an annual base salary of $185,000. Mr. Cohen is eligible to receive a targeted annual performance bonus of up to $120,000 if certain performance objectives, to be established by our board directors each year, are satisfied. Mr. Cohen is an employee at-will and his employment agreement may be terminated by either party upon 30 days prior written notice. Notwithstanding the at-will nature of his employment, Mr. Cohen is entitled to severance payments equal to one year's salary if his employment is terminated either (i) as a result of a change of control or (ii) through a material diminution in responsibility, in each case without cause. Mr. Cohen's employment agreement provides customary fringe and retirement benefits, and requires him to refrain from (i) competing with us or soliciting our clients for a period of six months and (ii) hiring our employees or soliciting our vendors or suppliers for a period of one year, following the termination of his employment, regardless of the reason for such termination.

        On May 24, 2004, we entered into a trade secret and non-competition agreement with Margaret Sue Ellis. The agreement requires Ms. Ellis to refrain from competing with us, soliciting our clients and from hiring any employee that had been employed with us within the past six months, for a period of two years following the termination of her relationship with us for any reason.

Limitation of Liability and Indemnification

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our by-laws provide that:

  •
  we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

        We have entered into indemnification agreements with each of our directors, Frank P. Filipps, Frederick C. Herbst, Louis A. Iannaccone and Steven L. Cohen. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of Clayton, or persons controlling Clayton pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

        Roger Kafker, one of our directors, is a Managing Director of TA Associates, and Todd Crockett, also one of our directors, is a Principal of TA Associates. TA Associates and the investment funds affiliated with TA Associates, which invested in Clayton Services and CFIS, formerly The Murrayhill Company, are collectively referred to in this section as TA Associates.

The Clayton Services and CFIS Transactions

        In May 2004, TA Associates purchased 77% of the outstanding common stock of CFIS for an aggregate purchase price of $31.7 million. TA Associates acquired 88% of this common stock directly from the CFIS stockholders, Margaret Sue Ellis and Harvey Allon, Ms. Ellis' husband, and the remaining 12% from new issuances by CFIS. TA Associates also purchased $10.0 million in principal amount of CFIS's 12% senior subordinated convertible notes due May 24, 2010. The proceeds from this financing were used to redeem additional CFIS common stock owned by Ms. Ellis and Mr. Allon. As a result of these transactions, Ms. Ellis received aggregate net proceeds of $6.8 million and Mr. Allon received $30.9 million. Ms. Ellis currently serves as one of our directors. Immediately after the CFIS transaction, the shares purchased by TA Associates and the remaining shares held by Ms. Ellis and Mr. Allon were exchanged for shares of TMHC convertible preferred stock and common stock, respectively. Ms. Ellis and Mr. Allon retained 21.7% and 1.6%, respectively, of TMHC's outstanding capital stock. The price paid in the purchase and redemption of CFIS common stock was determined by arms-length negotiations with TA Associates, and reflects CFIS's pre-transaction capital structure, which did not include any indebtedness. Subsequently, in August 2004, the senior subordinated convertible notes held by TA Associates were converted into warrants to purchase 289,807 shares of common stock of TMHC, which were immediately exercised, and 12% senior subordinated notes in the principal amount of $10.0 million. In connection with the consummation of our new credit facility with BNP Paribas on December 8, 2005, all amounts outstanding under the senior subordinated notes were repaid, including principal of $10.0 million and applicable prepayment penalties of $0.5 million.

        In August 2004, TA Associates, together with certain other investors, consummated a transaction with the former Clayton Services and First Madison whereby a newly formed company organized by TA Associates (GRP, the holding company of the current Clayton Services) purchased substantially all of the assets of the former Clayton Services and the capital stock of First Madison for $120.0 million, plus up to an additional $40.0 million in contingent payments, as discussed below. The aggregate purchase price paid at closing includes the purchase by TA Associates and other investors of GRP's convertible preferred stock for $70.0 million, and the purchase by TA Associates and other investors, including management, of $20.0 million in principal amount of Clayton Services' 12% subordinated notes due August 2, 2010. Additionally, Clayton Services entered into a $40.0 million senior credit facility with Madison Capital Funding LLC to finance the transaction. Of the total amount of $130.0 million in aggregate cash proceeds, $120.0 million was ultimately paid at the closing to the Clayton Founders pro rata in accordance with their respective historical interests in Clayton Services and First Madison, of which Stephen M. Lamando held a total interest of 81%. The remaining $10.0 million of the aggregate proceeds, plus an additional $10.0 million provided by the purchasers of the convertible preferred stock, were each placed in escrow in order to fund two of the four contingent earn-out payments to the Clayton Founders, as described below. In connection with the consummation of our new credit facility with BNP Paribas on December 8, 2005, all amounts outstanding under the subordinated notes were repaid, including principal of $20.0 million, accrued interest of $0.2 million and applicable prepayment penalties of $0.8 million.

        Pursuant to the terms of the agreement executed in connection with the acquisition by TA Associates of Clayton Services and First Madison, and as amended in connection with the March 2005 combination of Clayton Services and CFIS, the Clayton Founders, including Mr. Lamando, were entitled to up to an additional $40.0 million in accordance with an earn-out provision based upon Clayton's performance in fiscal years 2004 and 2005. The earn-out provision provided that four separate $10.0 million contingent payments would be paid to the Clayton Founders, pro rata in accordance with their respective historical interests in Clayton Services, of which Mr. Lamando held 81%, upon the achievement of financial operating milestones or upon the occurrence of a "qualified public offering," as such term is defined in our certificate of incorporation, as amended. In August 2005, the Clayton Founders received a $10.0 million contingent payment for meeting the first financial milestone, and this contingent payment was funded through $10.0 million held in restricted cash on Clayton's balance sheet. The $10.0 million used to fund this contingent payment was contributed by the purchasers of Clayton Services and First Madison.

        The agreement concerning the earn-out provisions was further amended in November 2005. In accordance with the terms of this amendment, the second $10.0 million contingent payment was deemed earned based upon Clayton Services' fiscal 2005 performance to-date, and was immediately paid to the Clayton Founders. The funds for this contingent payment were released from an escrow account funded at the closing of the August 2004 transaction. Additionally, the amendment provided that the Clayton Founders would receive $13.25 million in satisfaction of the third and fourth contingent payment, irrespective of whether the financial milestones were achieved, upon the earliest to occur of any of the following four events: (i) the completion of an initial public offering; (ii) the consummation of a sale event, including the sale of Clayton; (iii) the completion of a recapitalization of Clayton in which all amounts outstanding under the senior credit facility were repaid, all outstanding senior subordinated notes and subordinated notes were repaid in full and the holders of convertible preferred stock were paid an extraordinary dividend (in accordance with the terms of our certificate of incorporation); or (iv) the later of March 31, 2006 or the delivery of our audited financial statements for fiscal year 2005, but in no event later than May 1, 2006. Upon the completion of our recapitalization and new credit facility with BNP Paribas on December 8, 2005, the Clayton Founders were paid the $13.25 million and all obligations of Clayton with respect to the earn-out provisions of the 2004 acquisition were satisfied and discharged in full. Mr. Lamando received approximately $10.7 million of this $13.25 million payment.

The Clayton Services/CFIS Combination

        In March 2005, in connection with the combination of GRP, the holding company of Clayton Services, and TMHC, the holding company of CFIS, formerly The Murrayhill Company, and the subsequent reorganization into Clayton Holdings, Inc., TA Associates and the existing stockholders of each of GRP and TMHC entered into a share exchange agreement with us, whereby shares of common stock and convertible preferred stock of each of GRP and TMHC were exchanged for our common stock, class B common stock, series A convertible preferred stock and series B convertible preferred stock. A special committee of the boards of directors of each of GRP and TMHC evaluated the exchange ratios and share exchange agreement and authorized the share exchange. The share exchange was also approved and authorized by the stockholders of each of GRP and TMHC. Following the share exchange, TA Associates controlled approximately 60% of our capital stock on a fully-diluted basis, and the Clayton Founders owned approximately 20% of our capital stock on a fully-diluted basis.

        In connection with the combination of Clayton Services and CFIS, TA Associates received 8,825,241 shares of series A convertible preferred stock. Upon the completion of this offering, these shares of series A convertible preferred stock will convert into 8,825,241 shares of our common stock and 8,825,241 shares of our series A redeemable preferred stock. Additionally, TA Associates received 23,413,615 shares of our series B convertible preferred stock in connection with the combination. Upon the completion of this offering, these shares of series B convertible preferred stock will convert into

23,413,615 shares of our common stock and 23,413,615 shares of our series B redeemable preferred stock.

Recapitalization and Preferred Stock Dividend

        On December 8, 2005, we entered into a new $190.0 million senior credit facility with BNP Paribas, which included a $150.0 million term loan and a $40.0 million revolving credit facility. The initial term loan of $150.0 million was used to: (i) repay and retire all $45.6 million outstanding under our prior senior credit facility, (ii) repay all $31.5 million owed pursuant to our outstanding subordinated and senior subordinated notes, (iii) pay a $1.69 per share dividend to our holders of preferred stock, including investment funds affiliated with TA Associates, for an aggregate dividend payment of $55.85 million, and (iv) pay $13.25 million to the Clayton Founders, in satisfaction of the earn-out arrangement described above. As a result of the recapitalization and related transactions on December 8, 2005, investment funds affiliated with TA Associates received $79.3 million, Mr. Lamando received $17.0 million and Mr. Brian Libman received $1.2 million.

        Upon the completion of this offering, the shares of series A and series B redeemable preferred stock to be issued upon conversion of the Series A convertible preferred stock and Series B convertible preferred stock will be immediately redeemed upon issuance for an aggregate of $52.8 million, $51.4 million of which will be paid to investment funds affiliated with TA Associates and $0.9 million of which will be paid to Mr. Brian Libman.

Stockholders Agreement

        In connection with the investment in us by TA Associates, we entered into a stockholders agreement, dated as of March 31, 2005, with TA Associates and the Clayton Founders and the CFIS Founders, including Ms. Ellis and Mr. Lamando, each of whom is a director and significant stockholder. The stockholders agreement contains rights of first refusal and co-sale, preemptive rights and voting obligations. The stockholders agreement also enables TA Associates to require all of the other stockholders to participate in a sale event in which it elects to participate. These provisions, as well as most other provisions, of the stockholders agreement terminate upon the closing of this offering. However, certain provisions of the stockholders agreement survive the closing of this offering. In particular, the surviving provisions include our covenant to indemnify TA Associates, subject to exceptions, for a breach of any of our covenants under the stockholders agreement or for damages, losses or diminutions in value sustained by TA Associates arising out of, based upon or by reason of any third party or governmental claims relating to TA Associates' status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to TA Associates' involvement with us. In addition, we have covenanted to reimburse TA Associates for costs and expenses incurred in connection with their ongoing investment in us, which covenant also survives the closing of this offering so long as any member of TA Associates or its affiliates is a member of our board of directors.

Registration Rights Agreement

        In connection with the investment in us by TA Associates, we entered into a registration rights agreement, dated as of March 31, 2005, with the investments funds affiliated with TA Associates and the Clayton Founders, including Mr. Lamando, and Ms. Ellis. Pursuant to this agreement, under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the securities laws for resale. See "Description of Capital Stock—Registration Rights."

Indemnification and Employment Agreements

        We have agreed to indemnify our directors and officers in certain circumstances. See "Management—Limitation of Liability and Indemnification." We have also entered into employment agreements and non-competition agreements with our executive officers. See "Management—Limitation of Liability and Indemnification" and "Management—Agreements with Executive Officers."

Customer Relationship with Mr. Filipps

        Since 1995, Frank P. Filipps, our Chief Executive Officer, has served on the Board of Directors of Impac Mortgage Holdings, Inc., or Impac. Impac acquires and originates non-conforming residential and commercial loans. We provide services to Impac, and have received approximately $643,000 in revenue in fiscal 2005 to date. Impac has been our customer since 2002. Mr. Filipps was appointed our Chief Executive Officer in April 2005.

Customer Relationship with Ms. Ellis

        The husband of Margaret Sue Ellis, a member of our board of directors, is a Managing Director of Braddock Financial Corporation, an investment firm. CFIS provides credit risk management services to Braddock Financial Corporation and received approximately $508,000 in revenue from Braddock Financial Corporation during the first nine months of 2005.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of November 30, 2005, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 30, 2005 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 47,565,275 shares outstanding as of November 30, 2005 which assumes the conversion of all outstanding shares of our class B common stock, the conversion of all of our series A convertible preferred stock and the conversion of all of our series B convertible preferred stock into an aggregate of 34,438,826 shares of common stock that will occur at the closing of this offering.

        We have granted to the underwriters the option to purchase up to an additional            shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage
TA Associates Funds(2)	33,132,929	69.66%
Frank P. Filipps(3)	292,968	*
Stephen M. Lamando(4)	3,702,414	7.78
BNS Family Irrevocable Trust(5)	5,244,613	11.03
Frederick C. Herbst(6)	—	*
Louis A. Iannaccone(7)	52,020	*
Steven L. Cohen(8)	—	*
Todd R. Crockett(9)	33,132,929	69.66
Margaret Sue Ellis	2,499,294	5.25
Roger B. Kafker(10)	33,132,929	69.66
Brian L. Libman(11)	526,273	1.11
Frank L. Raiter	—	*
All executive officers and directors as a group (10 persons)(12)	40,205,898	84.52%

*
Represents less than 1% of the outstanding shares of common stock.

(1)
Except as otherwise indicated, addresses are c/o Clayton Holdings, Inc., 2 Corporate Drive, Shelton, Connecticut, 06484. The address of TA Associates, Mr. Crockett and Mr. Kafker is c/o TA Associates, Inc., 125 High Street, High Street Tower, Suite 2500, Boston, Massachusetts 02110.

(2)
Amounts shown reflect the aggregate number shares of common stock held by TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A, L.P., TA Strategic Partners Fund B, L.P., TA Investors II, L.P. and TA Subordinated Debt Fund, L.P. (collectively, the "TA Associates Funds"), assuming the conversion of 8,825,241 shares of our series A convertible preferred stock into 8,825,241 shares of our common stock and the conversion of 23,413,615 shares of our series B convertible preferred stock into 23,413,615 shares of our common stock.

        Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a five-person investment committee consisting of the following employees of TA Associates: Messrs. Jeffrey T. Chambers, Todd R. Crockett, Jonathan M. Goldstein, Roger B. Kafker and C. Kevin Landry. Mr. Kafker is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P. and TA Subordinated Debt Fund L.P., and the general partner of TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P. and TA Investors II, L.P. Mr. Crockett is a Principal of TA Associates, Inc. Messrs. Kafker and Crockett have been members of our board of directors since August 2004. See Notes 9 and 10 below.

(3)
Includes 292,968 shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2005.

(4)
Includes 235,434 shares held by the Lamando Charitable Remainder Unitrust (the "Charitable Trust"). Mr. Lamando is the trustee of the Charitable Trust and has sole voting, investment and dispositive power over the shares held by the Charitable Trust.

(5)
Nicholas Lamando, the brother of Stephen M. Lamando, is the trustee of the BNS Family Irrevocable Trust (the "Family Trust") and has sole voting, investment and dispositive power over the shares held by the Family Trust. The beneficiaries of the Family Trust are Stephen M. Lamando's spouse and children.

(6)
Includes            shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2005.

(7)
Includes 52,020 shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2005.

(8)
Includes            shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2005.

(9)
Mr. Crockett is a Principal of TA Associates and may be considered to have beneficial ownership of TA Associates, Inc.'s interest in us. Mr. Crockett disclaims beneficial ownership of all such shares. Mr. Crockett has been a member of our board of directors since August 2004. See Note 2 above.

(10)
Mr. Kafker is a Managing Director of TA Associates and may be considered to have beneficial ownership of TA Associates, Inc.'s interest in us. Mr. Kafker disclaims beneficial ownership of all such shares. Mr. Kafker has been a member of our board of directors since August 2004. See Note 2 above.

(11)
Of the shares held by Mr. Libman, 526,273 shares are held of record by Libman Family Holdings LLC. Mr. Libman has sole voting and investment power with respect to these shares.

(12)
Includes 344,988 shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2005.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.01 per share, and             shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

        As of November 30, 2005, there were 13,126,449 shares of our common stock outstanding held by 13 stockholders of record, 1,428,092 shares of our class B common stock outstanding held by 5 stockholders of record, 8,825,241 shares of our series A preferred stock outstanding held by 5 stockholders of record, 24,185,493 shares of our series B convertible preferred stock outstanding held by 7 stockholders of record and outstanding options to purchase 5,842,627 shares of our common stock under our stock option plans. Upon the completion of this offering, each share of our currently outstanding series A preferred stock and series B preferred stock will be converted into an aggregate of 33,010,734 shares of common stock and 33,010,734 shares of redeemable preferred stock. Upon the completion of the offering, all redeemable preferred stock will be immediately redeemed as discussed in "Use of Proceeds."

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock. The holders of our class B common stock do not have any voting rights, other than as required by law. Each share of class B common stock will convert automatically into a share of common stock immediately upon the completion of this offering.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

        Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to             shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of Clayton and might harm the market price of our common stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to Clayton's best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration Rights

        We entered into a registration rights agreement, dated as of March 31, 2005, with investment funds affiliated with TA Associates, members of our board of directors, including Mr. Lamando and Ms. Ellis, and other stockholders. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

        Demand Registration Rights.    At any time after the effective date of this offering, subject to certain exceptions, the holders of a majority of the then outstanding registrable securities, which is currently TA Associates, have the right to demand that we file a registration statement on Form S-1 covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement, provided, however, that we are not obligated to cause the registration statement to become effective prior to the date which is six months following the effective date of this offering. We are not obligated to file a registration statement on Form S-1 on more than three occasions upon the request of the holders of a majority of registrable securities; however, this offering will not count toward that limitation. After the completion of this offering, the investment funds affiliated with TA Associates will own 33,132,929 shares of our common stock.

        If we are eligible to file a registration statement on Form S-3, TA Associates, Mr. Lamando and Ms. Ellis each have the right to demand, on one or more occasions, that we file registration statements on Form S-3 to cover the offer and sale of their shares of our common stock subject to the registration rights agreement, provided that the aggregate amount of securities to be sold pursuant to such request exceeds $500,000.

        We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

        Piggyback Registration Rights.    All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

        Expenses of Registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

        Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

        Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

        Board Composition and Filling Vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

        No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

        Meetings of Stockholders.    Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance Notice Requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

        Amendment to Certificate of Incorporation and By-Laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

        Undesignated Preferred Stock.    Our certificate of incorporation provides for            authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq National Market Listing

        We have applied to the Nasdaq National Market for the quotation of our common stock under the trading symbol "CLAY."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                .

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq National Market, we cannot assure you that there will be an active public market for our common stock.

        Upon completion of this offering, we will have outstanding an aggregate of            shares of common stock, assuming the issuance of            shares of common stock offered hereby and no exercise of options after November 30, 2005. Of these shares, the            shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, whose sales would be subject to certain limitations and restrictions described below.

        The remaining 47,565,275 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act of 1933. All of these shares will be subject to "lock-up" agreements described below on the effective date of this offering. On the effective date of this offering, there will be no shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below),            shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold in the offering.
Upon Effectiveness	0	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up.
90 Days	0	Shares saleable under Rules 144 and 701 that are not subject to a lock-up.
180 Days		Lock-up released; shares saleable under Rules 144 and 701.
Thereafter		Restricted securities held for one year or less.

Employee Benefit Plans

        As of November 30, 2005, there were a total of 5,842,627 shares of common stock subject to outstanding options under our 2005 Option Plan, 906,689 of which were vested and exercisable. However, all of these shares are subject to lock-up agreements. All options are subject to 180 day lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act of 1933 to register all of the shares of common stock issued or reserved for future issuance under the 2005 Option Plan and the 2006 Option Plan. On the date which is 180 days, subject to extension under certain circumstances as described in "Underwriting," after the effective date of this offering, a total of approximately            shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 2005 Option Plan and the 2006 Option Plan generally would be available for resale in the public market.

Lock-up Agreements

        All directors, officers, stockholders and optionholders have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days from the date of this prospectus. Transfers or dispositions can be made sooner:

  •
  by gift;

  •
  by will or intestate succession to immediate family members; and

  •
  to any trust for the direct or indirect benefit of the transferor or his or her immediate family;

provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In addition, transfers or dispositions can be made sooner with the prior written consent of William Blair & Company, L.L.C. Lastly, during the 180 lock-up period, a 10b5-1 trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934 may be established or amended, so long as there are no sales of our common stock under such plans during the lock-up period.

        In addition, we have agreed that, without the prior written consent of William Blair & Company, L.L.C., we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock until a date that is 180 days after the date of this prospectus. Our agreement with the underwriters provides, however, that we may, without such consent, grant options and sell shares pursuant to our stock plans, and issue a number of shares of our common stock with a value of up to an aggregate of $         million in connection with one or more acquisitions, provided in each case that the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 180 days.

        The 180-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Rule 144

        In general, subject to the lock-up agreements discussed above, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate of ours, would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

        In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

Registration Rights

        Upon completion of this offering, the holders of at least 47,546,819 shares of our common stock will be eligible for certain rights with respect to the registration of such shares under the Securities Act of 1933. See "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

        The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters and us, to purchase from us the respective number of shares of common stock set forth opposite each underwriter's name in the table below. William Blair & Company, L.L.C. is acting as Sole Book-Running Manager and Piper Jaffray & Co. is acting as Co-Lead Manager for this offering.

Underwriter	Number of Shares
William Blair & Company, L.L.C.
Piper Jaffray & Co.
SunTrust Capital Markets, Inc.
JMP Securities LLC
America's Growth Capital, LLC
Total

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The representative of the underwriters has advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $                  per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about            , 2006. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

        We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of            additional shares of common stock from us at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

        The underwriters have reserved for sale, at the initial public offering price, up to            shares of common stock in this offering for our employees and independent loan review specialists. Those receiving these reserved shares will not be subject to lock-up agreements by virtue of their having purchased such shares (though an officer or employee could otherwise be subject to a lock-up agreement as an executive officer or optionholder). Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares being sold in this offering.

        The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount paid by us
Proceeds, before expenses, to us

        We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $                   million.

        We and each of our directors, executive officers, stockholders and optionholders have agreed, subject to limited exceptions described below, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

  •
  directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934); or

  •
  enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

        The 180-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event.

        This agreement does not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession to immediate family members, or (iii) to any trust for the direct or indirect benefit of the transferor or his or her immediate family, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period, and issue a number of shares of our common stock with a value of up to an aggregate of $             million in connection with one or more acquisitions, provided in each case that the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 180 days. For more information, see "Shares Eligible for Future Sale."

        We have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part,

including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

        In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

        Prior to this offering, there has been no public market for our common stock. Consequently, we and the representative of the underwriters have negotiated to determine the initial public offering price. We and they have considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "CLAY."

        In the ordinary course of business, some of the underwriters and their affiliates may in the future provide investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

LEGAL MATTERS

        Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

        The consolidated balance sheets of Clayton Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2003 (Predecessor Company balance sheet), and 2004 (Successor Company balance sheet), and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2002, and 2003 and for the period from January 1, 2004 to August 1, 2004 (Predecessor Company operations), and for the period from inception to December 31, 2004 (Successor Company operations) have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon, and are included herein in reliance upon such report, given on the authority of said firm as experts in accounting and auditing. In addition, the consolidated statements of income, shareholders' equity and cash flows of Clayton Fixed Income Services Inc. (formerly known as The Murrayhill Company) and its subsidiary for the period from January 1, 2004 through May 23, 2004, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon, and are included herein in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Clayton Fixed Income Services Inc. (formerly known as The Murrayhill Company) at December 31, 2003, and for each of two years in the period ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File Number 333-129526) under the Securities Act of 1933 with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the operation of the public reference facility.

CLAYTON HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Clayton Services, Inc. (Predecessor)—For the period January 1, 2004 through August 1, 2004
Clayton Holdings, Inc. (Successor)—For the period from inception through September 30, 2004 and for the nine months ended September 30, 2005
Unaudited Condensed Consolidated Balance Sheets	F-2
Unaudited Condensed Consolidated Statements of Income	F-3
Unaudited Condensed Consolidated Statement of Stockholders' Equity	F-4
Unaudited Condensed Consolidated Statements of Cash Flows	F-5
Notes to Condensed Consolidated Financial Statements	F-7
Clayton Services, Inc. (Predecessor)—For the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through August 1, 2004
Clayton Holdings, Inc. (Successor)—Period from Inception through December 31, 2004
Report of Independent Registered Public Accounting Firm	F-27
Consolidated Balance Sheets	F-28
Consolidated Statements of Income	F-29
Consolidated Statements of Stockholders' Equity	F-30
Consolidated Statements of Cash Flows	F-31
Notes to Consolidated Financial Statements	F-33
Clayton Fixed Income Services Inc. (f/k/a The Murrayhill Company)—For the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through May 23, 2004
Reports of Independent Registered Public Accounting Firms	F-56
Consolidated Balance Sheets	F-58
Consolidated Statements of Income	F-59
Consolidated Statement of Shareholders' Equity	F-60
Consolidated Statements of Cash Flows	F-61
Notes to Consolidated Financial Statements	F-62

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	September 30, 2005
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$12,450,147	$6,526,586
Restricted cash	10,000,000	2,338,999
Accounts receivable, net of allowance for doubtful accounts of $89,537 as of December 31, 2004 and $314,727 as of September 30, 2005	21,657,785	35,907,832
Unbilled receivables	17,655,374	16,776,915
Prepaid expenses and other current assets	923,299	2,312,578
Prepaid income taxes	315,567	1,467,518
Deferred tax assets	52,940	129,497
Due from affiliated entities	142,069	17,266

Total current assets	63,197,181	65,477,191
Property and equipment, net	10,403,440	16,565,262
Goodwill	46,178,545	46,320,594
Intangible assets, net	96,522,377	88,904,334
Other assets, net	1,945,026	1,491,888

Total assets	$218,246,569	$218,759,269

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Long term debt and capital lease obligations, current portion	5,569,970	6,945,673
Revolving credit facility	4,026,908	12,450,000
Accounts payable and accrued expenses	17,356,258	18,916,040
Accrued earn-out payment	14,000,000	2,338,999
Due to an affiliated entity	392,793	—

Total current liabilities	41,345,929	40,650,712
Long-term debt and capital lease obligations, net of current portion	61,787,562	56,636,747
Deferred tax liabilities	5,559,744	4,608,228
Deferred revenue	—	273,922
Deferred rent	627,658	1,033,389

Total liabilities	109,320,893	103,202,998

Commitments and contingencies
Series A convertible preferred stock, par value $0.01 per share, 8,825,241 shares authorized, issued and outstanding as of December 31, 2004 and September 30, 2005	27,189,514	27,189,514
Series B convertible preferred stock, par value $0.01 per share, 24,185,493 shares authorized, issued and outstanding as of December 31, 2004 and September 30, 2005	74,512,615	74,512,615
Stockholders' equity
Common stock, par value $0.01 per share, 60,000,000 shares authorized and 13,107,993 shares issued and outstanding as of December 31, 2004 and 13,126,449 shares issued and outstanding as of September 30, 2005	131,080	131,264
Class B common stock, par value $0.01 per share, 1,428,092 shares authorized, issued and outstanding as of December 31, 2004 and September 30, 2005	14,281	14,281
Additional paid in capital	3,735,654	3,902,873
Retained earnings	3,342,532	9,805,724

Total stockholders' equity	7,223,547	13,854,142

Total liabilities and stockholders' equity	$218,246,569	$218,759,269

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Predecessor	Successor	Successor
	January 1, 2004 through August 1, 2004	Inception through September 30, 2004	Nine months ended September 30, 2005
Revenue	$76,338,533	$32,325,100	$151,201,610
Cost of services
Compensation expense	35,502,050	14,067,831	71,764,024
Travel and related expenses	15,493,865	5,375,749	21,924,136
Other direct costs	2,667,945	848,373	4,037,539

Total cost of services	53,663,860	20,291,953	97,725,699

Gross profit	22,674,673	12,033,147	53,475,911
Operating expenses
Salaries and benefits	3,782,531	2,651,096	13,753,595
Other selling, general and administrative expenses	4,275,832	2,033,380	12,400,510
Depreciation and amortization	792,511	465,860	3,137,926
Amortization of intangibles	—	2,002,408	7,633,833

Total operating expenses	8,850,874	7,152,744	36,925,864

Income from operations	13,823,799	4,880,403	16,550,047
Interest expense, net	178,346	1,344,543	5,825,451

Income before provision for income taxes	13,645,453	3,535,860	10,724,596
Income tax provision	(259,436)	(1,463,000)	(4,261,404)

Net income	$13,386,017	$2,072,860	$6,463,192

Earnings per share:
Basic	$1.32	$0.07	$0.14

Diluted	$1.32	$0.07	$0.13

Weighted average shares outstanding:
Basic	10,162,309	28,338,916	47,551,116

Diluted	10,162,309	28,338,916	49,155,636

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(unaudited)

	Number of shares		Value
	Common Stock	Common Stock Class B	Common Stock	Common Stock Class B	Additional paid in capital	Retained Earnings	Total
Balance, January 1, 2005	13,107,993	1,428,092	$131,080	$14,281	$3,735,654	$3,342,532	$7,223,547
Stock based compensation	—	—	—	—	148,356	—	148,356
Exercise of options	18,456	—	184	—	18,863	—	19,047
Net income	—	—	—	—	—	6,463,192	6,463,192

Balance, September 30, 2005	13,126,449	1,428,092	$131,264	$14,281	$3,902,873	$9,805,724	$13,854,142

The accompanying notes are an integral part of this statement.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

			Successor
	Predecessor	Successor
			Nine months ended September 30, 2005
	For the period January 1, 2004 through August 1, 2004	Inception through September 30, 2004
Cash flows from operating activities
Net income	$13,386,017	$2,072,860	$6,463,192
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	792,511	465,860	3,137,926
Amortization of intangibles	—	2,002,408	7,633,833
Amortization of debt issuance cost	—	71,618	450,838
Accretion of note	—	10,312	69,512
Stock based compensation	—	39,084	148,356
Deferred income taxes	93,850	—	(1,170,122)
Loss on sale of fixed assets	803	(5,200)	120,239
Allowance for doubtful accounts	—	85,437	226,690
Changes in operating assets and liabilities, net of business combinations
Valuation allowance on investment
Changes in operating assets and liabilities, net of business combinations
Accounts receivable	2,472,875	513,431	(14,476,737)
Unbilled receivables	(6,564,031)	1,019,759	878,459
Prepaid expenses and other current assets	745,856	228,179	(1,389,279)
Prepaid income taxes	41,264	—	(1,151,951)
Due from affiliated entities	(632,071)	(325,288)	(267,990)
Other assets	13,552	(13,841)	(13,490)
Accounts payable and accrued expenses	3,095,194	1,497,301	850,422
Deferred revenue	—	327,396	581,618
Accrued interest	—	100,000	—
Income taxes payable	74,509	1,463,000	—
Deferred rent	42,307	202,937	405,731

Net cash provided by operating activities	13,562,636	9,755,253	2,497,247

Cash flows from investing activities
Proceeds from sale of fixed assets	—	5,200	20,055
Capital expenditures	(2,269,652)	(1,887,188)	(8,026,002)
Cash acquired from acquisition	—	426,413	—
Acquisition of businesses	—	(122,814,500)	(825,326)

Net cash used in investing activities	(2,269,652)	(124,270,075)	(8,831,273)

Cash flows from financing activities
Proceeds from revolving credit facility	—	6,526,908	25,150,000
Repayments of revolving credit facility	(2,333,336)	(2,000,000)	(16,726,908)
Repayments of loans payable	(13,050)	(3,815)	(75,155)
Repayments of capital lease obligations	(144,413)	(40,034)	(81,519)
Proceeds from the issuance of subordinated debt	—	20,000,000	—
Proceeds from the issuance of the term loan	—	40,000,000	—
Repayment of term loan	—	(1,125,000)	(3,875,000)
Deferred charges related to the issuance of debt	—	(1,712,500)	—
Proceeds from issuance convertible preferred stock	—	60,000,000	—
Repayment of term loan	—	—
Proceeds from the exercise of stock options	—	—	19,047
Distributions to stockholders	(4,950,000)	—	(4,000,000)

Net cash (used in) provided by financing activities	(7,440,799)	121,645,559	410,465

Net increase (decrease) in cash and cash equivalents	3,852,185	7,130,737	(5,923,561)
Cash and cash equivalents at the beginning of the period	4,669,249	5,522,869	12,450,147

Cash and cash equivalents at the end of the period	$8,521,434	$12,653,606	$6,526,586

See next page for continuation of these statements.
The accompanying notes are an integral part of these statements.

Supplementary disclosures of cash flow information:
Cash paid during the period for
Income taxes	$15,581	$—	$6,523,503

Interest	$178,317	$566,551	5,397,013

Other noncash investing and financing activities:
Assets acquired under capital lease	$—	$98,273	$187,050
Liabilities assumed from acquisitions	—	—	401,664
Stockholders' loan offset to distributions to stockholders	2,000,000	—	—
Issuance of common stock	—	2,610,000	—

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1—Organization and Description of Business

        Clayton Holdings, Inc. (the "Company") was formed on March 31, 2005 as a Delaware corporation. The Company was formed to combine two companies which were under common control, GRP Holdings, Inc. ("GRP"), a Delaware corporation, and TMHC Holdings, Inc. ("TMHC"), a Delaware corporation. GRP was formed to acquire Clayton Services, Inc. ("CSI") and First Madison Services, Inc. ("FMS") from unrelated parties on August 2, 2004. TMHC was formed to acquire Clayton Fixed Income Services Inc. (formerly known as The Murrayhill Company) ("CFIS") from unrelated parties on May 24, 2004. Each holding company was controlled by TA Associates ("TA") prior to the combination. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interests, and the financial statements of previously separate companies for periods they were under common control are restated on a combined basis.

        The Company provides a full suite of outsourced services, information-based analytics and specialty consulting for buyers and sellers of, and investors in, mortgage-related loans and securities and other debt instruments. The Company's services include transaction management, which consists of due diligence, conduit support, professional staffing, compliance products and services, as well as credit risk management and securities surveillance, and special servicing. The Company uses proprietary technology and processes to provide these services across the lifecycle of a loan, from loan origination, aggregation and securities issuance to the surveillance and administration of loans and securities. The Company provides a majority of its services to participants in the non-agency segment of the mortgage-backed securities, or MBS, market and the non-conforming mortgage loan market.

Basis of Presentation

        The Company's consolidated statements of income, stockholders' equity and cash flows include the results of GRP and TMHC beginning from the dates of acquisition of controlling interests by TA, which were August 2, 2004 and May 24, 2004, respectively. The consolidated statements of income, stockholders' equity and cash flows for the periods prior to the date TA acquired a controlling interest in GRP are presented on a Predecessor basis and reflect solely the operations of CSI. Upon the acquisition of the controlling interest by TA, the Company became the Successor to the business of the Predecessor.

        The Company has concluded that CSI is the Predecessor because this entity was engaged in the business of providing transaction management services which have historically represented a substantial majority of the Company's revenue, assets and income before provision for income taxes. For the periods presented, the Predecessor would have represented over 80% of the Company's revenues, assets and income before provision for income taxes of the combined entities. As such, the Company believes that for comparability purposes this entity is the most relevant to present.

        The consolidated statements of income, stockholders' equity and cash flows included herein for the nine months ended September 30, 2004 include the results of the Predecessor which is solely comprised of CSI from January 1, 2004 to August 1, 2004, and Successor which include the results of TMHC from May 24, 2004 to September 30, 2004 and GRP from August 2, 2004 to September 30, 2004. The consolidated statements of income, stockholders' equity and cash flows included herein for the nine months ended September 30, 2005 include the results of both TMHC and GRP for the entire period.

        In these notes to the consolidated financial statements, references to the "Company" in respect of time periods preceding the date of acquisition of a controlling interest in GRP by TA are references to CSI and its consolidated subsidiaries (collectively, the "Predecessor"), while such references to time periods commencing with the periods subsequent to the date TA acquired a controlling interest in GRP and TMHC are references to Clayton Holdings, Inc. and its consolidated subsidiaries (collectively, the "Successor").

        The accompanying financial statements are unaudited. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these unaudited Financial Statements be read in conjunction with the financial statements, accounting policies and notes included in the Company's audited financial statements for period from inception through December 31, 2004. Results for the interim periods are not necessarily indicative of results for the full year.

Note 2—Summary of Significant Accounting Policies

        The following is an update of the significant accounting policies followed by the Company:

Principles of Consolidation

        The consolidated financial statements include the accounts of Clayton Holdings, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, the Company cannot give assurance that actual results will not differ significantly from estimated results. Management bases these judgments on the Company's historical experience, management's forecasts and other available information, as appropriate. The most significant estimates reflected in the financial statements include deferred tax assets and liabilities and related valuation allowances, income tax accruals, valuation allowance for accounts receivable, asset impairments, the valuation of stock options and the valuation of intangible assets and assessments of their useful lives, and related party transactions. Actual results could differ from estimated amounts. The Company also makes estimates in determining other ordinary accruals.

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.

        The Company derives most of its revenues from professional service activities. The majority of these activities are provided under "time-and-materials" billing arrangements. Revenues consisting of billed fees and pass-through expenses are recorded as work is performed and expenses are incurred. Revenue also includes expenses billed to clients, which includes travel and other out-of-pocket expenses, and other reimbursable expenses. Based on aggregate volume of all travel expenses incurred for both corporate purposes and client service activities, the Company is eligible to receive certain retroactive volume discounts from several of its travel providers. Such amounts are netted against travel and related expenses and historically have not been material. For the period January 1, 2004 through August 1, 2004 pass-through expenses included in revenues of the Predecessor were $15,493,865. Pass-through expenses included in revenues of the Successor from the date of inception through September 30, 2004 and the nine months ended September 30, 2005 were $5,375,749 and $21,924,136, respectively.

        The Company records provisions for fee adjustments and discretionary pricing adjustments as a reduction of revenues. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets.

Stock-based Compensation

        The Company adopted the fair value measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," using the prospective method under which the Company recognizes compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date consistent with the method described in Note 11.

Earnings Per Share

        Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and common stock equivalents outstanding during the period. The Company's convertible preferred stock is deemed to be a common stock equivalent and included in the computation of basic earnings per share because it receives dividends at a rate that results in a per share amount that is equivalent to the per share amount paid on common stock. Diluted earnings per share gives effect to dilutive options, warrants and other potential common stock outstanding during the period.

Segment Reporting

        The Company's activities are considered to be in a single industry segment for financial reporting purposes. The Company provides services that support the purchase and sale of and investment in mortgage loans and related securities across the mortgage loan lifecycle. Revenues from our various products and services are affected by the same factors, primarily the origination of non-conforming mortgage loans and the issuance of non-agency mortgage-backed securities.

Adoption of New Accounting Pronouncements

        In March 2004, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position ("FSP") EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. Management does not anticipate that issuance of a final consensus will materially impact the Company's financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock Based Compensation" which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principles Board (APB) Opinion No. 25. In March 2005, the SEC released Staff Accounting Bulletin (SAB) 107, "Share-Based Payment," which expresses views of the SEC Staff about the application of SFAS No. 123(R). In April 2005 the SEC issued a rule that SFAS No. 123(R) will be effective for annual reporting periods beginning on or after June 15, 2005. The Company previously adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for all awards granted to employees. Accordingly, the Company believes SFAS No. 123(R) will not have a material impact on its financial statements.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 as of the effective date. However, it is not expected to have a material effect on the Company's financial condition or results of operations.

Note 3—Business Acquisitions

GRP and TMHC

        In March 2005, GRP and TMHC were combined to form the Company. In connection with this combination, the existing stockholders of each of GRP and TMHC entered into a share exchange agreement with the Company, whereby shares of common stock and convertible preferred stock of each of GRP and TMHC were exchanged for the Company's common stock, class B common stock, Series A convertible preferred stock and Series B convertible preferred stock (see Note 8).

        The outstanding shares of the convertible preferred stock are convertible into shares of the Company's common stock and redeemable preferred stock. The convertible preferred stock automatically converts pursuant to the formula described in Note 8 below upon the closing of the Company's first qualified underwritten public offering. As of December 31, 2004 and September 30, 2005, the Series A and Series B convertible preferred stock are carried on the balance sheet at their liquidation preference of $27,189,514 and $74,512,615, respectively. In the event the convertible preferred stock is converted to redeemable preferred stock, the liquidation preference of the redeemable preferred stock would be 94.1% of the liquidation preference of the convertible preferred stock. In connection with a recapitalization and refinancing of its credit facilities in December 2005 (see Note 13), the Company paid a dividend on the Series A and Series B convertible preferred stock in the amounts of $14,931,195 and $40,918,805, respectively, and the liquidation preference was reduced by these amounts.

        During the nine months ended September 30, 2005, the Company incurred costs totaling approximately $1,200,000 in connection with the March 2005 business combination, primarily for employee severance costs, legal and other professional fees. As this transaction is considered a merger of entities under common control, in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), these costs have been expensed as incurred and are included in the 2005 condensed consolidated statements of income within the appropriate operating expense categories.

        The following pro forma information represents the results of operations of the Company for the nine months ended September 30, 2004, as if the combination noted above was effected on January 1, 2004:

Revenue	$117,417,000
Net income	5,929,000
Earnings per share
Basic	$0.12
Diluted	$0.12

Clayton Fixed Income Services Inc.

        On May 24, 2004, TA acquired a majority interest in CFIS and concurrently formed TMHC. The total consideration paid by TA for 77% of CFIS's outstanding common shares was $41,702,128 comprised of $27,702,128 in cash paid directly to founding shareholders, $4,000,000 in cash paid to CFIS in exchange for 247 shares of CFIS common stock, and $10,000,000 in cash paid to CFIS in connection with TMHC's issuance of convertible senior subordinated notes to TA the proceeds of which were used to redeem shares from the CFIS Founders (see Note 7). Each of the then outstanding shares of CFIS common stock was exchanged for common stock or convertible preferred stock of TMHC. After the share exchange, the founding shareholders of CFIS held 2,150,000 shares of TMHC common stock and investment funds affiliated with TA Associates held 7,060,193 shares of TMHC convertible preferred stock aggregating $31,702,128. Including the dilutive effect of options available for issuance from TMHC's 2004 Stock Option and Grant Plan executed concurrently with the equity sale, TA held an approximate 73.5% interest in TMHC on a fully diluted basis.

        Subsequent to the formation of the Company, the 2,150,000 shares of TMHC common stock held by founding shareholders of CFIS were exchanged at a conversion rate of 1.25 per TMHC share for 2,687,500 shares of the Company's common stock and the 7,060,193 shares of TMHC convertible preferred stock were exchanged at a conversion rate of 1.25 per TMHC share for 8,825,241 shares of the Company's Series A convertible preferred stock.

        In accounting for the partial acquisition of CFIS by TA, TMHC applied purchase accounting as prescribed by SFAS No. 141, Business Combinations ("SFAS No. 141") and EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions. Under this accounting method, the purchase price for the portion of TMHC acquired by TA has been reflected at fair value represented by consideration paid in the accompanying financial statements, with the difference between the purchase price and the sum of the fair value of tangible and identifiable intangible assets acquired less liabilities assumed resulting in the recording of identified intangible assets of $14,707,350 and goodwill of $30,796,352. Included in goodwill is $5,450,544 that resulted from a recognition of a deferred tax liability related to intangible assets that are not deductible for tax purposes. The allocation of the purchase price to the intangible assets is based upon a number of significant assumptions as determined by the Company and its independent appraisal expert, including evaluation of the future income producing capabilities of the assets and related future expected cash flows.

        As of December 31, 2004, a contribution was being held by the Company as an accrued distribution to founding shareholders in accordance with the terms of the share purchase agreement. The $4,000,000 was paid in April 2005. This amount was included in the accrued earn-out payment in the accompanying balance sheet as of December 31, 2004.

Clayton Services, Inc. and First Madison Services, Inc.

        On August 2, 2004, TA, through its newly formed entity GRP, acquired substantially all of the assets and certain liabilities of CSI and the stock of FMS, pursuant to a Contribution and Asset Transfer Agreement (the "Agreement") with GRP. GRP paid $120,000,000 in cash and issued 3,000,000 shares of common stock valued at $2,610,000. GRP also incurred acquisition costs of approximately $2,814,500. The acquisition was financed through borrowings pursuant to a term loan of $40,000,000, proceeds from the issuance of 6,780,000 shares of convertible preferred stock of GRP aggregating $70,000,000, and the issuance of certain subordinated notes and 220,000 shares of common stock with a carrying value of $191,400 (see Note 7) for proceeds of $20,000,000. The restricted cash on the accompanying balance sheets includes $10,000,000 of the proceeds that was deposited into an escrow account to fund a contingent portion of the purchase price, as more fully described below.

        Subsequent to the formation of the Company, the 3,220,000 shares of GRP common stock were exchanged at an aggregate conversion rate of 3.5672 per GRP share for 10,058,234 shares of the Company's common stock and 1,428,092 shares of the Company's Class B common stock. The 6,780,000 shares of GRP convertible preferred stock were exchanged at a conversion rate of 3.5672 per GRP share for 24,185,493 shares of the Company's Series B convertible preferred stock with a liquidation preference of $74,512,615. The difference between the increase in the carrying value of the preferred stock of $4,512,615 and the aggregate carrying value of $2,801,400 for all the common stock resulted in a decrease in stockholders' equity of $1,711,215.

        Pursuant to the Agreement, GRP assumed certain contractual arrangements whereby additional cash may be paid to the owners of CSI upon the attainment of certain specified financial criteria over the period from the date of the transaction through December 31, 2005. The total additional consideration aggregated to a maximum of $40,000,000. The first such contingent amount was measured and attained at December 31, 2004, amounted to $10,000,000 plus accrued interest, is reflected as additional goodwill in the accompanying balance sheets and was included in restricted cash as of June 30, 2005 and December 31, 2004. This amount, plus interest, was paid to the owners of CSI in August 2005. In November, 2005, the Agreement was amended and $10,000,000 plus accrued interest was paid to the former owners of CSI. Such amount was recorded as additional goodwill and increased the redemption amount of the Series B convertible preferred stock by $10,000,000 plus accrued interest. Additionally, the amendment provided that the former owners of CSI will receive $13,250,000 in satisfaction of the remaining contingent payments, upon the occurrence of certain events, but in no event later than May 1, 2006. In connection with a recapitalization and refinancing of its credit facilities in December 2005 (see Note 13), the Company paid $13,250,000 in satisfaction of the remaining contingent payments. Such amount was recorded as additional goodwill.

        The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. Fair values are based upon preliminary third party appraisals and internal studies and are subject to change.

	GRP	TMHC
Current assets	$37,862,951	$1,648,970
Property and equipment	5,286,932	—
Other assets	55,773	—
Intangible assets	86,323,000	14,707,350
Goodwill	5,382,193	30,796,352

Total assets acquired	134,910,849	47,152,672
Liabilities assumed	(9,486,349)	(5,450,544)

	$125,424,500	$41,702,128

Asset Purchase from NISYS, Inc.

        On March 18, 2005, the Company entered into an Asset Purchase Agreement through a subsidiary pursuant to which the subsidiary acquired substantially all of the assets and assumed specified liabilities of NISYS, Inc., including the assumption of an outstanding note, for an aggregate of $825,326 comprised of $764,642 of cash paid to the seller and $60,684 of transaction costs.

        The purchase price was allocated as follows:

Property and equipment	$353,713
Technology	1,060,327
Liabilities assumed	(588,714)

$825,326

        The NISYS business provides imaged document management, automated decisioning and collaborative process management software that enables third parties to streamline manual, paper-based loan processes. The NISYS platform integrates third party components for workflow/document management, optical character recognition/imaging and a rules engine. This acquisition has not been presented on a pro forma basis because it is not deemed to be material.

Note 4—Cash and Cash Equivalents

        At December 31, 2004 and September 30, 2005, the Company maintained cash balances in excess of $100,000 at two separate financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 and September 30, 2005 the cash and cash equivalent balances exceeded $100,000 by $22,980,258 and $8,851,727, respectively, including restricted cash.

Note 5—Property and Equipment

        Property and equipment consists of the following:

	December 31, 2004	September 30, 2005
Computer and office equipment	$4,136,786	$5,927,061
Software	3,030,503	6,469,698
Furniture and fixtures	2,548,568	2,904,993
Leasehold improvements	850,513	1,362,503
Website	280,317	280,317
Automobiles	170,433	170,433

	11,017,120	17,115,005
Less accumulated depreciation and amortization	1,476,027	4,575,931

	9,541,093	12,593,074
Software under development	862,347	4,026,188

	$10,403,440	$16,565,262

        Included in software at December 31, 2004 and September 30, 2005, respectively, is $1,060,312 and $3,019,510 of internally developed software placed in service.

        For the period January 1, 2004 through August 1, 2004, the depreciation and amortization expense charged to operations of the Predecessor was $792,511. Depreciation and amortization expense charged to operations for the period from inception through September 30, 2004 and in the nine months ended September 30, 2005 was $465,860 and $3,137,926 respectively.

Note 6—Goodwill and Other Intangible Assets

        As of December 31, 2004 and September 30, 2005, intangible assets not subject to amortization consist of goodwill of $46,178,545 and $46,320,594, respectively, and trade names and trademarks of $17,131,700 and $17,136,145, respectively. In October 2005, the Company's Board of Directors approved the discontinuance of the use of one of its trade names and the Company recorded an impairment charge of $1,631,700.

        At December 31, 2004, the Company's intangible assets with identifiable useful lives, which continue to be amortized, consist of the following:

	Gross carrying amount	Accumulated amortization	Net
Customer relationships
Transaction management and advisory	$36,400,000	$839,472	$35,560,528
Staffing services	4,300,000	178,503	4,121,497
Portfolio management	10,714,600	577,588	10,137,012
Client backlog	2,146,200	259,621	1,886,579
Technology	26,842,900	2,344,080	24,498,820
Noncompetition agreements	3,494,950	308,709	3,186,241

	$83,898,650	$4,507,973	$79,390,677

        At September 30, 2005 the Company's intangible assets with identifiable useful lives, which continue to be amortized, consist of the following:

	Gross carrying amount	Accumulated amortization	Net
Customer relationships
Transaction management and advisory	$36,400,000	$2,359,260	$34,040,740
Staffing services	4,300,000	501,668	3,798,332
Portfolio management	10,714,600	1,477,310	9,237,290
Client backlog	2,146,200	581,551	1,564,469
Technology	26,842,900	6,377,820	20,465,080
Noncompetition agreements	3,494,950	844,197	2,650,753
Patent	11,345	—	11,345

	$83,909,995	$12,141,806	$71,768,189

Note 7—Long-Term Debt and Capital Lease Obligations

        Long-term debt and capital lease obligations consist of the following:

	December 31, 2004	September 30, 2005
Term loans	$37,750,000	$33,875,000
Senior subordinated and subordinated notes	29,486,478	29,555,990
Loans payable	75,166	—
Capital lease obligations	45,888	151,430

Total long-term debt	67,357,532	63,582,420
Less current portion	5,569,970	6,945,673

Long-term debt, net of current portion	$61,787,562	$56,636,747

Credit Agreement

        On August 2, 2004, CSI entered into a credit agreement with a financial institution. The credit agreement provides CSI with borrowings of up to $60,000,000 under credit facilities consisting of a $40,000,000 Term Loan and a $20,000,000 revolving credit loan facility.

        The credit agreement is collateralized by substantially all of the assets of the CSI and FMS. The agreement contains covenants which, among other matters, (1) require the Company to maintain certain levels of (i) fixed charge ratio, (ii) total leverage ratio, and (iii) senior debt ratio, (2) place limitations on (i) total annual capital expenditures, (ii) lines of business, (iii) subordinated indebtedness, (iv) indebtedness, (v) liens, (vi) dividends and distributions, (vii) transactions with affiliates, (viii) investments, (ix) mergers, consolidations or sales, and (x) use of loan proceeds, all as defined in the agreement. The agreement also contains provisions for an increased rate of interest during periods of default. At September 30, 2005 CSI exceeded the total capital expenditure limitation of its credit facility and did not make a required pre-payment. During the nine months ended September 30, 2005 CSI made capital expenditures of $9,200,000, which were $5,300,000 in excess of the limitation. In October 2005, the capital expenditure limitations were increased to $12,200,000. The required prepayment was based on excess cashflows generated during the year ended December 31, 2004, as determined in July 2005 when audited results for CSI were available. At that time, CSI did not have sufficient cash on hand to satisfy this payment, thus a draw from its revolving debt facility would have been necessary to make the term loan prepayment. Both credit facilities were with the same financial institution and the requirement to make such a prepayment was waived.

        The new credit agreement the Company entered into on December 8, 2005 has an annual capital expenditure limitation of $20,000,000.

        In connection with a refinancing of its credit facilities in December 2005 (see Note 13), the Company repaid all outstanding borrowings and terminated its then existing credit agreement.

Revolving Credit Loan Facility

        Under the revolving credit loan facility, which includes a $2,000,000 letter of credit facility, CSI may borrow up to a maximum of $20,000,000 based upon a multiple of earnings before interest, tax, depreciation and amortization, as defined ("EBITDA"). Loans under the revolving credit loan facility bear interest for the initial period (as defined) at the applicable London interbank offer rate ("LIBOR"), plus 4.25% or Prime Rate plus 2.75% and, thereafter, all loans under the revolving credit loan facility will bear interest at applicable margins over the LIBOR and Prime Rate determined on the basis of the Company's ratio of total debt to twelve months trailing EBITDA. In addition, the Company is required to pay a commitment fee of 0.5% based on the calculation of the excess of the revolving credit loan commitment over the revolving outstanding as defined. The revolving credit loan facility expires on August 2, 2009. The interest rates at September 30, 2005 ranged from 7.45% to 7.58% for the outstanding LIBOR revolving facility obligation. In connection with a refinancing of its credit facilities in December 2005 (see Note 13), the Company repaid all outstanding borrowings and terminated this credit agreement.

Term Loan

        The Term Loan aggregates $40,000,000 and is payable in twenty consecutive quarterly installments commencing on September 30, 2004 consisting of (i) four quarterly installments of $1,125,000 through June 30, 2005, (ii) four quarterly installments of $1,625,000 through June 30, 2006, (iii) four quarterly installments of $2,000,000 through June 30, 2007, (iv) four quarterly installments of $2,375,000 through June 30, 2008 and (v) four quarterly installments of $2,875,000 through June 30, 2009. This facility bears interest for the initial payment period at the applicable LIBOR plus 4.25% or Prime Rate plus 2.75% and, thereafter, bears interest at applicable margins based upon a total debt to EBITDA ratio. The interest rate as of September 30, 2005 was 7.51%. On August 2, 2004, the Company paid $1,712,500 to execute the term loan. This cost was recorded as deferred financing cost and is amortized over the expected life of the term loan using the effective interest method, or as repayments are made. For the nine months ended September 30, 2005, amortization of the deferred financing cost aggregated $419,944 and is reflected as interest expense in the accompanying consolidated statement of income. The deferred financing cost, net of accumulated amortization, is included in other assets in the accompanying consolidated balance sheet. In connection with a refinancing of its credit facilities in December 2005 (see Note 13), the Company repaid all outstanding borrowings and terminated this credit agreement.

TMHC Revolving Credit Loan Facility

        TMHC had a $200,000 line of credit with a financial institution which matured on August 23, 2005 and was not renewed. Interest was payable at a rate of Prime plus 0.75%. This facility was secured by the TMHC's accounts and equipment and guaranteed by personal assets of the founding shareholders of CFIS. No balance was outstanding at either December 31, 2004 or September 30, 2005.

Interest Rate Cap

        In September 2004, CSI purchased an interest rate cap agreement to reduce the potential impact that interest rate increases could have on its floating-rate debt interest expense. The terms of the interest rate cap provide that the Company would receive quarterly payments equal to the notional amount multiplied by the difference by which LIBOR exceeds 5%. The initial notional amount was $20,000,000 and declines during the term of the agreement, which expires on September 30, 2006. As of September 30, 2005 the notional amount was $17,750,000. The interest rate cap does not qualify for hedge accounting under SFAS No. 133, as amended. The initial premium of $29,900 was recorded as an asset on the date of purchase. Subsequent declines in the fair value of this derivative are recorded as interest expense in the accompanying consolidated statement of income. During the nine months ended September 30, 2005, the Company recorded $7,860 of interest expense based on a decline in the fair value of this derivative during the period.

Subordinated Note Agreements

  CSI Subordinated Note Purchase Agreement

        On August 2, 2004, CSI entered into a $20,000,000 subordinated note purchase agreement with certain stockholders of the Company and a lender to finance the acquisition of the Predecessor. As part of the subordinated note purchase agreement, CSI issued 220,000 shares of common stock to the stockholders which was valued at $191,400 for $0.01 per share, or $2,200. The difference of $189,200 between the purchase price of the common stock and the share value was recorded as a reduction of the initial value of the subordinated notes. This discount will be amortized over the expected life of the subordinated notes using the effective interest method, or as payments are made. For the nine months ended September 30, 2005, $24,008 was recorded as additional interest expense.

        The subordinated notes mature on August 2, 2010. The subordinated notes bear interest at the rate of 12% per annum payable quarterly.

        The subordinated note purchase agreement contains covenants which, among other matters, (1) require the CSI to maintain certain levels of (i) fixed charge ratio, (ii) total leverage ratio, and (iii) senior debt ratio, (2) place limitations on (i) total annual capital expenditures, (ii) lines of business, (iii) subordinated indebtedness, (iv) indebtedness, (v) liens, (vi) dividends and distributions, (vii) transactions with affiliates, (viii) investments, (ix) mergers, consolidations or sales, and (x) use of loan proceeds, all as defined in the agreement. The subordinated note purchase agreement also contains provisions for an increased rate of interest during periods of default. As of September 30, 2005 CSI was in compliance with these covenants, except for the cross-default provisions related to the covenants in the credit agreement. As more fully discussed in the Credit Agreement subsection of Note 7, compliance with these covenants in the credit agreement was subsequently waived by the senior lenders. The subordinated noteholders subsequently waived this non-compliance without penalty and increased the capital expenditure limitations for fiscal years 2005 through 2009. In connection with a refinancing of its debt facilities in December 2005 (see Note 13), the Company repaid all outstanding borrowings and terminated this credit agreement.

  CFIS Subordinated Convertible Note Purchase Agreement

        On May 24, 2004, TMHC issued senior subordinated convertible notes due May 24, 2010, in the amount of $10,000,000 to investment funds affiliated with TA Associates. The notes bear an annual interest rate of 12% payable quarterly. On August 31, 2004, the notes were converted into senior subordinated notes in the amount of $9,990,000 bearing the same repayment terms and 289,807 common stock purchase warrants at an exercise price of $.01 per share. On August 31, 2004, the warrants were exercised.

        At the time the notes were converted, TMHC assessed the related fair value of potential shares to be issued in connection with the warrants. The fair value of TMHC's warrants was estimated based on the excess of the fair value per share of the Company, as determined by an independent valuation expert, over the exercise price of $.01 per share; and as a result, the warrants' fair value of $357,685 was recorded in equity, reducing the initial value of the senior subordinated notes. This discount is being accreted over the expected life of the senior subordinated notes using the effective interest method, or as repayments are made. For the nine months ended September 30, 2005, $45,504 was recorded as additional interest expense. In connection with a refinancing of its debt facilities in December 2005 (see Note 13), the Company repaid all outstanding borrowings and terminated this credit agreement.

Capitalized Lease Obligations

        At December 31, 2004 and September 30, 2005, the Company leased approximately $98,273 and $172,412, respectively, of equipment under agreements accounted for as capital leases. As of December 31, 2004, the obligations for the equipment required the Company to make monthly payments through July 2005, with implicit interest rates from 0.00% to 5.69%. As of September 30, 2005 the obligations for the equipment required the Company to make monthly payments through October 2007, with implicit interest rates from 10.49% to 19.06%.

Loans Payable

        At December 31, 2004, loans payable aggregated $75,166. In June 2005, the Company paid these loan balances in full.

Note 8—Preferred Stock

        The Company has 8,825,241 authorized and issued shares of Series A convertible preferred stock, par value $0.01 per share, and 24,185,493 shares of Series B convertible preferred stock, par value $0.01 per share. Also, the Company has authorized 8,825,241 and 24,185,493 shares of Series A and Series B redeemable preferred stock, respectively. These shares have a par value of $0.01 per share.

        Subsequent to the formation of the Company, the 7,060,193 shares of TMHC convertible preferred stock held by Investment Funds Affiliated with TA Associates, which constituted all the issued and outstanding shares of TMHC convertible preferred stock, were exchanged at a conversion rate 1.25 per TMHC share for 8,825,241 shares of the Company's Series A convertible preferred stock and the 6,780,000 shares of GRP convertible preferred stock, which constituted all of the issued and outstanding shares of GRP convertible preferred stock, were exchanged at a conversion rate of 3.5672 per GRP share for 24,185,493 shares of the Company's Series B convertible preferred stock.

        The outstanding shares of the convertible preferred stock are convertible into shares of the Company's common stock and redeemable preferred stock. Each share is convertible without payment of any additional consideration into one fully paid share of the Company's common stock and one fully paid share of the respective Company's Series A or Series B redeemable preferred stock. The Series A convertible preferred stock has a liquidation preference of $3.080880540 per share. The Series B convertible preferred stock has a liquidation preference of $3.5055991 per share. The holders of shares of the convertible preferred stock are entitled to receive dividends at such times and in the same amounts, if any, as are received by the holders of outstanding shares of common stock or Class B common stock, pro rata based on the number of shares of common stock or Class B common stock held by each holder, as determined on an as-converted basis. These dividends are non-cumulative.

        The convertible preferred stock automatically converts pursuant to the above formula upon the closing of the Company's first qualified underwritten public offering. As of December 31, 2004 and September 30, 2005, the Series A and Series B convertible preferred stock are classified for financial presentation in a separate category between liabilities and equity and carried at their liquidation preference of $27,189,514 and $74,512,615, respectively. Upon conversion of the Series A and Series B convertible preferred stock into common stock and redeemable preferred stock, the redemption amount of such redeemable preferred stock will be 97% of the value of such redeemable preferred stock.

        In connection with a refinancing of its debt facilities in December 2005 (see Note 13), the Company paid a dividend on the Series A and Series B convertible preferred stock in the amounts of $14,931,195 and $40,918,805, respectively, and the liquidation preference was reduced by these amounts.

        The Company has 8,825,241 shares designated as Series A redeemable preferred stock, par value $0.01 per share, and 27,837,046 shares designated as Series B redeemable preferred stock, par value $0.01 per share. Currently, there are no outstanding shares of Series A redeemable preferred stock or Series B redeemable preferred stock.

        The holders of not less than a majority of outstanding convertible preferred stock may voluntarily elect to convert their shares of convertible preferred stock into an equal number of shares of common stock and redeemable preferred stock at any time in connection with a liquidity event, or at any time after August 2, 2007, if the election is not made in connection with a liquidity event. At any time after March 31, 2011, the holders of a majority of the redeemable preferred stock may elect to redeem up to one-third their shares; after March 31, 2012, the holders of a majority of the redeemable preferred stock may elect to redeem up to two-thirds their shares; and after March 31, 2013, the holders of a majority of the redeemable preferred stock may elect to redeem all of their shares.

        Additionally, the holders of outstanding redeemable preferred stock are entitled to receive cumulative dividends at a rate of 3.25% per annum of the Series A redeemable preferred stock original issue price or the Series B redeemable preferred stock original issue price, as applicable, which such original issue price is $3.080880540 per share for the Series A preferred stock and $3.5055991 per share of Series B preferred stock. The dividends on the outstanding redeemable preferred stock accrue daily in arrears and are compounded quarterly.

        Any shares of redeemable preferred stock that are not redeemed upon a redemption of redeemable preferred stock remain outstanding, and the Company must pay interest on the shares at a rate of 10% per year, which rate increases by 1% every six months until the redemption price and all interest thereon is paid in full.

Note 9—Income Taxes

        The Predecessor elected "S" corporation status under section 1372 of the Internal Revenue Code effective August 1, 1994. Under this section, the net income of the Company was taxed directly to the Company's stockholders and not to the Company. The Company was directly liable for certain state and local income taxes as an S-corporation.

        The state and local income tax provisions of the Predecessor for continuing operations for the period January 1, 2004 through August 1, 2004 were as follows:

Current	$165,586
Deferred	93,850

Income tax provision	$259,436

        The federal and state tax provision of the Successor from inception through September 30, 2004 were as follows:

Current	1,467,950
Deferred	(4,950)

Income tax provision	1,463,000

        The components of deferred tax assets and liabilities at December 31, 2004 and September 30, 2005 are as follows:

	December 31, 2004	September 30, 2005
Deferred tax assets
Deferred rent	$233,565	$398,252
Allowance for doubtful accounts	34,410	129,497
Accrued bonus	18,530	—
Deferred revenue	21,124	16,582

	307,629	544,331

Deferred tax liabilities
Amortization of intangibles	(4,681,124)	(3,837,975)
Property and equipment	(1,133,309)	(1,185,087)

	(5,814,433)	(5,023,062)

Net deferred tax	$(5,506,804)	$(4,478,731)

        The components of the provision for income taxes for the nine months ended September 30, 2005 are as follows:

Current
Federal	$4,629,257
State	802,264

5,431,521
Deferred
Federal	(990,544)
State	(179,573)

(1,170,117)

Income tax provision	$4,261,404

        For the nine month period ended September 30, 2005 the Successor's income taxes resulted in effective tax rates that varied from the statutory Federal income tax rate. The components of the income tax expense are as follows:

Pre-tax book income at statutory rate	$3,744,306	34.91%
State taxes	381,248	3.55%
Permanent items	135,850	1.27%

	$4,261,404	39.73%

Note 10—Related Party Transactions

        The Company's Chief Executive Officer, who was appointed in April 2005, has served on the Board of Directors of another public company since 1995 and is currently the chairman of this entity's audit committee. This unrelated entity acquires and originates non-conforming residential and commercial loans. The Company has provided due diligence and staffing services to this entity since 2002 and revenues aggregated approximately $98,000, $186,000 and $643,000 for the period from January 1, 2004 through August 1, 2004, inception through September 30, 2004, and for the nine months ended September 30, 2005, respectively.

        At December 31, 2004, CSI owed an affiliated entity $304,466. This amount was payable to the former owner of CSI and represents an overpayment by the former owner of payroll taxes. In August 2005 CSI repaid the balance owed in full.

        TMHC has contracts to perform credit risk management services for portfolios managed by a stockholder. Revenues generated from the contracts for the nine months ended September 30, 2005 of $507,748 were included in service fee revenue in the consolidated income statement and $118,432 and $100,864 were included in accounts receivable at December 31, 2004 and September 30, 2005, respectively.

        At December 31, 2004 amounts due from a related party in the amount of $139,171 relates to expenses paid by the Company on behalf of a stockholder. These amounts were paid in full by April 30, 2005.

        As described in Note 7, the Company has subordinated note and subordinated convertible note purchase agreements with certain stockholders of the Company. Interest expense on these notes was $2,706,667 for the nine months ended September 30, 2005. In connection with a refinancing of its credit facilities in December 2005 (see Note 13), these notes were repaid.

        At December 31, 2004, $4.0 million was held by TMHC as an accrued distribution to founding stockholders in accordance with the terms of the equity sale discussed in Note 3. This amount was paid in April, 2005. This amount is included in accrued earn-out payments on the accompanying consolidated balance sheet as of December 31, 2004.

Note 11—Stock Options

        On March 31, 2005, the holders of all of the outstanding shares of common and convertible preferred stock of each of GRP and TMHC contributed their respective shares in exchange for like securities of the Company. In connection with this transaction, all outstanding stock options granted under each of the TMHC 2004 Stock Option and Grant Plan and the GRP 2004 Stock Option and Grant Plan were assumed by the Company and became options under the Company's 2005 Option Plan. The exercise price of each original option and the number of options were appropriately adjusted to reflect the exchange ratio of the respective common shares and full credit was given for all vesting under the old plans. Subsequent to this transaction, the original TMHC and GRP plans were terminated.

        The 2005 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2005 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

        The March 31, 2005 cancellation and replacement had no accounting consequence since the aggregate intrinsic value of the options immediately after the cancellation and replacement was not greater than the aggregate intrinsic value immediately before the cancellation and replacement, and the ratio of the exercise price per share to the fair value per share was not reduced. The original options were not modified to accelerate vesting. The term of the options granted under the TMHC 2004 Stock Option and Grant Plan was extended from seven to ten years.

        Changes in options outstanding during the nine months ended September 30, 2005 are as follows:

	Number of Shares	Weighted Average Strike Price
Options outstanding, January 1, 2005	967,500	$1.09
Impact of option conversion	1,255,650	(0.61)

Options outstanding, as adjusted	2,223,150	0.48
Granted	3,815,915	1.48
Exercised	(18,456)	1.03
Forfeited	(153,728)	0.44

Options outstanding, September 30, 2005	5,866,881	$1.13

Weighted average fair value of options granted in 2005		$0.39
Options available for future grant at September 30, 2005	1,512,899

        The following table summarized information about stock options outstanding at September 30, 2005:

	Options Outstanding		Options Exercisable
Exercise Price	Options Outstanding	Remaining Contractual Life (yrs.)	Number Exercisable	Weighted Average Exercise Price
$0.24	1,712,256	9.16	—	$—
$1.00	250,000	8.65	166,667	1.00
$1.03	356,250	9.24	139,160	1.03
$1.50	2,083,333	9.57	162,760	1.50
$1.59	446,722	9.82	—	—
$1.70	1,018,320	9.99	—	—

	5,866,881	9.48	468,587	$1.18

        The Company adopted the fair value measurement provisions of SFAS No. 123, under which the Company recognizes compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. Adoption of these provisions resulted in utilizing a preferable accounting method as the consolidated financial statements present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. The ongoing effect on consolidated results of operations or financial condition will be dependent upon future stock based compensation awards granted. The Company utilizes the Black-Scholes option valuation method to calculate the fair market value of the options using assumptions in effect on the date of the grant, as follows:

Expected life (in years)	6.25–7.50
Risk-free interest rate	3.5%–4.3%
Volatility	25%–57%
Dividend	0%

        The Company recognized approximately $148,000 of expense related to the stock option grants summarized above in the nine month period ended September 30, 2005 and will recognize approximately $1.5 million of expense related to these grants over the vesting period of such options.

Note 12—Earnings Per Share

        The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations for the periods indicated:

	For the period January 1, 2004 through August 1, 2004		For the period Inception through September 30, 2004		For the nine months ended September 30, 2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$13,386,017	$13,386,017	$2,072,860	$2,072,860	$6,463,192	$6,463,192

Weighted average number of common shares outstanding	10,162,309	10,162,309	28,338,916	28,338,916	47,551,116	47,551,116
Dilutive effect of stock options	—	—	—	—	—	1,604,520

Total weighted average number of common shares outstanding	10,162,309	10,162,309	28,338,916	28,338,916	47,551,116	49,155,636

Earnings per share	$1.32	$1.32	$0.07	$0.07	$0.14	$0.13

        The computation of weighted average number of common shares outstanding for the nine months ended September 30, 2005 excludes 1,604,520 shares because the effect is antidilutive.

Note 13—Subsequent Events

        In October 2005, the Company's Board of Directors approved the discontinuance of the use of one of its trade names and the Company recorded an impairment charge of $1,631,700.

        On December 8, 2005 the Company entered into a new credit agreement with a financial institution. The new credit agreement provides the Company with a $150,000,000 term loan, all of which was funded at closing, and a $40,000,000 revolving credit facility, none of which was funded at closing. Subject to the agreement of the lenders to increase their commitments, the Company has the option to borrow up to an additional $10,000,000 under the revolving credit facility, for an aggregate revolving credit facility of $50,000,000.

        The new credit agreement is collateralized by substantially all of the assets of the Company. The agreement contains covenants which, among other matters, require the Company to maintain certain levels of interest coverage ratio, fixed charge ratio and total leverage ratio. In addition, the new credit agreement places limitations on total annual capital expenditures, indebtedness, liens, dividends and distributions, asset sales, transactions with affiliates, acquisitions and conduct of business, all as defined in the agreement. The new credit agreement also contains provisions for an increased rate of interest during periods of default.

        Loans under the new credit agreement bear interest as the applicable LIBOR rate plus 3.00% or Prime Rate plus 2.0%. In addition, the Company is required to pay a commitment fee of 0.5% based on the calculation of the excess of the revolving credit loan commitment over the revolving outstanding balance as defined.

        The new credit agreement expires on December 8, 2011. Principal repayments of $375,000 are required on a quarterly basis for the first five years. The remaining principal balance at the end of the fifth year is repayable in equal quarterly installments in the sixth year.

        The proceeds of this new credit agreement were used to repay all outstanding borrowings under the prior credit agreement and the subordinated and senior subordinated notes and $13,250,000 in satisfaction of all remaining contingent payments related to TA's acquisition of CSI. In addition, a dividend of $55,850,000 was paid to the holders of the Company's Series A and Series B convertible preferred stock. The amount of the liquidation preference of the convertible preferred stock was reduced by the amount of the dividend.

        On December 2, 2005, Stephen M. Lamando, the Company's founder and President, submitted notice that he was resigning as President effective December 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clayton Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of Clayton Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2003 (Predecessor Company balance sheet) and 2004 (Successor Company balance sheet), and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through August 1, 2004 (Predecessor Company operations), and for the period from inception (May 24, 2004, the earlier date common control was established—see Note 1, Organization and Description of Business, Basis of Presentation) through December 31, 2004 (Successor Company operations). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Company as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through August 1, 2004, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Successor Company consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the period from inception (May 24, 2004, the earlier date common control was established—see Note 1, Organization and Description of Business, Basis of Presentation) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
October 28, 2005 (except for Note 3, as to which the date is November 4, 2005)

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Predecessor	Successor
	December 31, 2003	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents	$4,669,249	$12,450,147
Restricted cash	—	10,000,000
Accounts receivable, net of allowance for doubtful accounts of $203,520 as of December 31, 2003 and $89,537 as of December 31, 2004	22,047,123	21,657,785
Unbilled receivables	9,049,365	17,655,374
Prepaid expenses and other current assets	640,091	923,299
Notes receivable, stockholders	2,000,000	—
Prepaid income taxes	41,264	315,567
Deferred tax assets	—	52,940
Due from affiliated entities	429,396	142,069

Total current assets	38,876,488	63,197,181
Property and equipment, net	3,519,568	10,403,440
Goodwill	—	46,178,545
Intangible assets, net	—	96,522,377
Other assets, net	158,308	1,945,026

Total assets	$42,554,364	$218,246,569

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Long term debt and capital lease obligations, current portion	$265,958	$5,569,970
Revolving credit facility	2,928,571	4,026,908
Accounts payable and accrued expenses	5,584,695	17,356,258
Accrued earn-out payment	—	14,000,000
Deferred income taxes, current portion	216,150	—
Due to an affiliated entity	—	392,793

Total current liabilities	8,995,374	41,345,929
Long-term debt and capital lease obligations, net of current portion	7,642,143	61,787,562
Deferred tax liabilities	—	5,559,744
Deferred rent	145,870	627,658

Total liabilities	16,783,387	109,320,893

Commitments and contingencies
Series A convertible preferred stock, par value $0.01 per share, 8,825,241 shares issued and outstanding as of December 31, 2004	—	27,189,514
Series B convertible preferred stock, par value $0.01 per share, 24,185,493 shares issued and outstanding as of December 31, 2004	—	74,512,615
Stockholders' equity
Common stock, par value $0.01 per share, 60,000,000 shares authorized and 13,107,993 shares issued and outstanding as of December 31, 2004	—	131,080
Class B common stock, par value $0.01 per share, 1,428,092 shares authorized, issued and outstanding December 31, 2004	—	14,281
Common stock, no par; 1,500 shares authorized; 242 issued and outstanding as of December 31, 2003	242	—
Additional paid in capital	10,661,945	3,735,654
Retained earnings	15,109,032	3,342,532
Stock subscriptions receivable	(242)	—

Total stockholders' equity	25,770,977	7,223,547

Total liabilities and stockholders' equity	$42,554,364	$218,246,569

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Predecessor
				Successor
	Year ended December 31,
			For the period January 1, 2004 through August 1, 2004	For the period from inception through December 31, 2004
	2002	2003
Revenue	$52,098,062	$85,228,122	$76,338,533	$79,804,531
Cost of services
Compensation expense	22,047,813	39,435,851	35,502,050	37,251,852
Travel and related expenses	9,035,622	17,203,485	15,493,865	13,891,579
Other direct costs	3,709,301	3,821,387	2,667,945	1,304,200

Total cost of services	34,792,736	60,460,723	53,663,860	52,447,631

Gross profit	17,305,326	24,767,399	22,674,673	27,356,900
Operating expenses
Salaries and benefits	3,860,810	4,403,015	3,782,531	6,553,123
Other selling, general and administrative expenses	2,615,805	3,960,186	4,275,832	6,417,019
Depreciation and amortization	1,050,842	1,163,237	792,511	1,115,511
Amortization of intangibles	—	—	—	4,508,693

Total operating expenses	7,527,457	9,526,438	8,850,874	18,594,346

Income from operations	9,777,869	15,240,961	13,823,799	8,762,554
Other income, net	315,000	315,000	—	—
Interest expense, net	82,163	267,860	178,346	3,065,923

Income before provision for income taxes	10,010,706	15,288,101	13,645,453	5,696,631
Income tax benefit (provision)	47,995	62,230	(259,436)	(2,354,099)

Net income	$10,058,701	$15,350,331	$13,386,017	$3,342,532

Earnings per share:
Basic	$0.99	$1.51	$1.32	$0.09

Diluted	$0.99	$1.51	$1.32	$0.09

Weighted average shares outstanding:
Basic	10,162,309	10,162,309	10,162,309	36,137,400

Diluted	10,162,309	10,162,309	10,162,309	36,382,147

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Predecessor	Number of shares	Amount	Additional paid-in capital	Retained earnings	Stock subscription receivable	Total
Balance at January 1, 2002	242	$242	$10,661,945	$—	($242)	$10,661,945
Distributions	—	—	—	(4,300,000)	—	(4,300,000)
Net income	—	—	—	10,058,701	—	10,058,701

Balance at December 31, 2002	242	242	10,661,945	5,758,701	(242)	16,420,646
Distributions	—	—	—	(6,000,000)	—	(6,000,000)
Net income	—	—	—	15,350,331	—	15,350,331

Balance at December 31, 2003	242	242	10,661,945	15,109,032	(242)	25,770,977
Distributions	—	—	—	(6,950,000)	—	(6,950,000)
Net income	—	—	—	13,386,017	—	13,386,017

Balance at August 1, 2004	242	$242	$10,661,945	$21,545,049	($242)	$32,206,994

	Number of shares		Value
Successor	Common Stock	Class B Common Stock	Common Stock	Class B Common Stock	Additional paid in capital	Retained Earnings	Total
Balance, May 24, 2004	—	—	$—	$—	$—	$—	$—
Issuance of stock for Clayton Fixed Income Services Inc.	2,687,500	—	26,875	—	5,080,263	—	5,107,138
Issuance of stock for the Clayton Services, Inc.	10,058,234	1,428,092	100,582	14,281	(1,826,078)		(1,711,215)
Exercise of warrants	362,259	—	3,623	—	356,960	—	360,583
Stock based compensation	—	—	—	—	124,509	—	124,509
Net income	—	—	—	—	—	3,342,532	3,342,532

Balance, December 31, 2004	13,107,993	1,428,092	$131,080	$14,281	$3,735,654	$3,342,532	$7,223,547

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor
				Successor
	Year ended December 31,
			For the period January 1, 2004 through August 1, 2004
				For the period from inception through December 31, 2004
	2002	2003
Cash flows from operating activities
Net income	$10,058,701	$15,350,331	$13,386,017	$3,342,532
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,050,842	1,163,237	792,511	1,115,511
Amortization of intangibles	—	—	—	4,508,693
Amortization of debt issuance cost	—	—	—	167,542
Accretion of note	—	—	—	20,224
Stock based compensation	—	—	—	124,509
Deferred income taxes	(139,800)	(108,050)	93,850	(56,261)
Loss (gain) on sale of fixed assets	69,962	61,319	803	(5,200)
Allowance for doubtful accounts	10,000	—	—	85,437
Valuation allowance on investment	50,000	—	—	—
Changes in operating assets and liabilities, net of business combinations
Accounts receivable	(4,576,274)	(8,899,473)	2,472,875	(29,641)
Unbilled receivables	(1,922,023)	(3,310,535)	(6,564,031)	(1,097,878)
Prepaid expenses and other current assets	(160,103)	5,429	745,856	(285,353)
Prepaid income taxes	—	(41,264)	41,264	(315,567)
Due to an affiliated entity	(324,475)	(640,029)	(632,071)	(392,793)
Other assets	(21,548)	7,524	13,552	16,747
Accounts payable and accrued expenses	1,599,441	2,711,338	3,095,194	7,690,342
Income taxes payable	69,869	(89,437)	74,509	—
Deferred rent	1,769	114,256	42,307	366,596

Net cash provided by operating activities	5,766,361	6,324,646	13,562,636	15,255,440

Cash flows from investing activities
Proceeds from sale of fixed assets	30,713	12,000	—	5,200
Capital expenditures	(581,517)	(2,382,911)	(2,269,652)	(4,960,726)
Loan to stockholder	—	(2,000,000)	—	—
(Repayments to) loans from note payable, stockholder	77,529	(428,266)	—	—
Cash acquired from acquisition	—	—	—	426,413
Acquisition of businesses	—	—	—	(122,814,500)

Net cash used in investing activities	(473,275)	(4,799,177)	(2,269,652)	(127,343,613)

The accompanying notes are an integral part of these statements.

	Predecessor
				Successor
	Year ended December 31,
			For the period January 1, 2004 through August 1, 2004	For the period from inception through December 31, 2004
	2002	2003
Cash flows from financing activities
Proceeds from revolving credit facility	$2,500,000	$11,500,000	$—	$7,526,908
Repayments of revolving credit facility	(3,250,000)	(2,171,432)	(2,333,336)	(3,500,000)
Repayments of loans payable	48,664	(201,409)	(13,050)	(9,610)
Repayments of capital lease obligations	(224,771)	(50,358)	(144,413)	(119,977)
Proceeds from the issuance of subordinated debt	—	—	—	20,000,000
Proceeds from the issuance of the term loan	—	—	—	40,000,000
Repayment of term loan	—	—	—	(2,250,000)
Deferred charges related to the issuance of debt	—	—	—	(1,712,500)
Proceeds from issuance of convertible preferred stock, net of restricted cash	—	—	—	60,000,000
Distributions to stockholders	(4,300,000)	(6,000,000)	(4,950,000)	(919,370)

Net cash (used in) provided by financing activities	(5,226,107)	3,076,801	(7,440,799)	119,015,451

Net increase in cash and cash equivalents	66,979	4,602,270	3,852,185	6,927,278
Cash and cash equivalents at the beginning of the period	—	66,979	4,669,249	5,522,869

Cash and cash equivalents at the end of the period	$66,979	$4,669,249	$8,521,434	$12,450,147

Supplementary disclosures of cash flow information:
Cash paid during the period for
Income taxes	$66,348	$174,314	$15,581	$2,613,100
Interest	$110,271	$292,435	$178,317	$2,124,429
Other noncash investing and financing activities:
Assets acquired under capital lease	—	234,987	—	—
Stockholders' loan offset to distributions to stockholders	—	—	2,000,000	—
Issuance of common stock	—	—	—	2,610,000

The accompanying notes are an integral part of these statements.

CLAYTON HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Description of Business

        Clayton Holdings, Inc. (the "Company") was formed on March 31, 2005 as a Delaware corporation. The Company was formed to combine two companies which were under common control, GRP Holdings, Inc. ("GRP"), a Delaware corporation and TMHC Holdings, Inc. ("TMHC") a Delaware corporation. GRP was formed to acquire Clayton Services, Inc. ("CSI") and First Madison Services, Inc. ("FMS") from unrelated parties on August 2, 2004. TMHC was formed to acquire Clayton Fixed Income Services Inc., formerly known as "The Murrayhill Company", ("CFIS") from an unrelated party on May 24, 2004. Each holding company was controlled by TA Associates ("TA") prior to the combination. In accordance with accounting principles generally accepted in the United States of America. ("US GAAP"), assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interests, and the financial statements of previously separate companies for periods they were under common control are restated on a combined basis.

        The Company provides a full suite of outsourced services, information-based analytics and specialty consulting for buyers and sellers of, and investors in, mortgage-related loans and securities and other debt instruments. The Company's services include transaction management, which consists of due diligence, conduit support, professional staffing, compliance products and services as well as credit risk management and securities surveillance, and special servicing. The Company uses proprietary technology and processes to provide these services across the lifecycle of a loan, from loan origination, aggregation and securities issuance to the surveillance and administration of loans and securities. The Company provides a majority of our services to participants in the non-agency segment of the mortgage-backed securities, or MBS, market and the non-conforming mortgage loan market.

Basis of Presentation

        The Company's consolidated statements of income, stockholders' equity and cash flows include the results of GRP and TMHC beginning from the date of acquisition of a controlling interest by TA, which were August 2, 2004 and May 24, 2004, respectively. The consolidated statements of income, stockholders' equity and cash flows for the periods prior to the date TA acquired a controlling interest in GRP are presented on a Predecessor basis and reflect solely the operations of CSI. For financial reporting purposes, the inception date is deemed to be May 24, 2004. Upon the acquisition of the controlling interest by TA, the Company became the Successor to the business of the Predecessor.

        The Company deems CSI, currently a wholly-owned subsidiary of GRP, to be the Predecessor as this entity has historically provided the Company's core transaction management services. For the periods presented, the Predecessor would have represented over 80% of the revenues, assets and income before provision for income taxes of the combined entities. As such, the Company believes that for comparability purposes this entity is the most relevant to present.

        The consolidated statements of income, stockholders' equity and cash flows included herein for the nine months ended September 30, 2004 include the results of the Predecessor which is solely comprised of CSI from January 1, 2004 to August 1, 2004, and Successor which include the results of TMHC from May 24, 2004 to September 30, 2004 and GRP from August 2, 2004 to September 30, 2004. The consolidated statements of income, stockholders' equity and cash flows included herein for the nine months ended September 30, 2005 include the results of both TMHC and GRP for the entire period.

        In these notes to the consolidated financial statements, references to the "Company" in respect of time periods preceding the date of acquisition of a controlling interest in GRP by TA are references to CSI and its consolidated subsidiaries (collectively, the "Predecessor"), while such references to time periods commencing with the periods subsequent to the date TA acquired a controlling interest in GRP and TMHC are references to Clayton Holdings, Inc. and its consolidated subsidiaries (collectively, the "Successor").

Note 2—Summary of Significant Accounting Policies

        Significant accounting policies followed by the Company, as summarized below, are in conformity with US GAAP.

Principles of Consolidation

        The consolidated financial statements include the accounts of Clayton Holdings, Inc. and its wholly-owned subsidiaries ("the Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, the Company cannot give assurance that actual results will not differ significantly from estimated results. Management bases these judgments on the Company's historical experience, management's forecasts and other available information, as appropriate. The most significant estimates reflected in the financial statements include deferred tax assets and liabilities and related valuation allowances, income tax accruals, valuation allowance for accounts receivable, asset impairments, the valuation of stock options and the valuation of intangible assets and assessments of their useful lives, and related party transactions. Actual results could differ from estimated amounts. The Company also makes estimates in determining other ordinary accruals.

Accounts Receivable and Allowance for Doubtful Accounts

        The Company's accounts receivable are due from customers in the normal course of business. Credit decisions are made based on an evaluation of a customers' financial condition. Accounts receivable are due within 30 days. Interest is not charged on delinquent payments.

        The Company makes estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of significant past-due receivables and by analyzing historical bad debt trends and realization adjustments to revenue. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, the controls and procedures designed to estimate realization adjustments to revenues and a lack of concentrations of accounts receivable. Accounts receivable balances are not collateralized.

Deferred Financing Costs

        The Company amortizes the costs that it incurs to obtain debt financing over the terms of the underlying obligations using the effective interest method. The amortization of deferred financing costs is included in interest expense. Unamortized deferred financing costs are included in other assets in the accompanying consolidated balance sheets. Unamortized deferred financing costs at December 31, 2004 were $1,792,117. There were no unamortized deferred financing costs at December 31, 2003.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity date of 90 days or less from the date of acquisition to be cash and cash equivalents.

Property and Equipment

        Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred; costs of additions and improvements are capitalized.

        Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from 30 months to seven years. Leasehold improvements and assets under capital leases are amortized over the shorter of the estimated useful life of the asset or the lease term.

        In accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the costs of computer software developed or acquired for internal use incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs incurred during the post- implementation or operation stage are expensed as incurred. Capitalized software is classified within property and equipment and is amortized over the estimated useful life of the software, which is generally three years.

Intangible Assets

        Intangible assets consist of customer relationships, client backlog, technology, trade name and trademarks, non-competition agreements and excess of cost over fair value of net assets acquired ("goodwill"). Customer relationships are the value of the specifically acquired customer relationships. Client backlog is the estimated present value of fees to be earned for services performed on loans currently under surveillance. Technology is the value of recreating the completed technology infrastructure. Trade name and trademarks are the value inherent in the recognition of the "Clayton" and "Murrayhill" names. The value of the noncompetition agreements are an appraisal of potential lost revenues that would arise from an individual initiating a competing enterprise.

        Except for goodwill, trade name and trademarks, all intangible assets are stated at cost less accumulated amortization. The costs attributable to the identified intangibles were based on a number of significant assumptions as determined by the Company and its independent appraisal expert.

Identifiable intangible assets with finite lives are amortized under the straight-line method over their applicable estimated useful lives, estimated by the Company to be between 4 to 18 years, as follows:

Customer relationships
Transaction management and advisory	18 years
Staffing services	10 years
Portfolio management	4 years
Client backlog	5 years
Technology	5 years
Noncompetition agreement	4-5 years

        The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which provides, among other things, that goodwill and intangibles with indefinite lives are no longer amortized but are reviewed for impairment at least annually (beginning with the first anniversary of the acquisition date). Impairment tests were conducted for CSI and TMHC on their respective anniversary dates in 2005 and there was no impairment to goodwill of either entity.

Valuation of Long-lived Assets Excluding Goodwill

        The Company evaluates all of its long-lived assets, including intangible assets other than goodwill and fixed assets, periodically for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS No. 144). SFAS No.144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable. If events or circumstances indicate that the carrying value of an asset may not be recoverable, the amount of impairment will be measured as the difference between the carrying value and the fair value of the impaired asset. An impairment will be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

        Assets to be disposed of are reported at the lower of carrying values or fair values, less estimated costs of disposal.

Derivative Financial Instruments

        The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires certain gains and losses for those instruments which qualify as hedging activities, defined as transactions involving offsetting changes in fair value or cash flows for the risk being hedged, to be reported as a component of other comprehensive income. For all other derivative instruments, the related gains or losses are recorded in the income statement. The Company uses an interest rate cap agreement as required under the terms of a credit agreement with one of its lenders. The interest rate cap agreement is used to lock in a maximum interest rate should variable rates rise (See Note 9).

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.

        The Company derives most of its revenues from professional service activities. The majority of these activities are provided under "time-and-materials" billing arrangements. Revenues consisting of billed fees and pass-through expenses are recorded as work is performed and expenses are incurred. Revenues also include expenses billed to clients, which includes travel and other out-of-pocket expenses, and other reimbursable expenses. Based on aggregate volume of all travel expenses incurred for both corporate purposes and client service activities, the Company is eligible to receive certain retroactive volume discounts from several of its travel providers. Such amounts are netted against travel and related expenses and historically have not been material. For the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through August 1, 2004 pass-through expenses included in revenues of the Predecessor were $9,035,622, $17,203,485 and $15,493,865, respectively. Pass-through expenses included in revenues of the Successor from the date of inception through December 31, 2004 were $13,891,579.

        The Company records provisions for fee adjustments and discretionary pricing adjustments as a reduction of revenues. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets.

Cost of Operations

        Direct cost of operations consists primarily of employee compensation and related payroll benefits, the cost of billable labor assigned to revenue-generating activities as well as corresponding travel and related expenses incurred in providing such services to clients. Direct cost of operations does not include an allocation of overhead costs.

Advertising

        The Company has incurred minimal advertising costs each period and all costs related to advertising and other promotional expenditures are expensed as incurred.

Income Taxes

        The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes deferred tax assets if it is more likely than not that the assets will be realized in future years and a valuation allowance on the deferred tax assets if they are deemed to be impaired.

        Income taxes on net earnings of the Predecessor were obligations of the stockholders pursuant to its election of "S" corporation status under Section 1372 of the Internal Revenue Code effective August 1, 1994. Accordingly, no Federal and certain state income taxes have been provided for in the accompanying financial statements for the years ended December 31, 2002 and 2003 and the period

January 1, 2004 through August 1, 2004. For state tax purposes, the S Corporation was required to pay State corporate income tax applicable to Subchapter S corporations and recorded such payments as expenses in the period such taxes were incurred.

Stock-based Compensation

        The Company adopted the fair value measurement provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective method under which the Company recognizes compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date consistent with the method described in Note 15.

Concentration of Credit Risk and Significant Customers

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable. The Company's cash is deposited with two financial institutions and, at times, may exceed federally insured limits. The Company had not experienced any losses on these deposits.

        At December 31, 2003, 13.6% and 8.9% of the Company's billed and unbilled receivables were related to its two largest clients, respectively. At December 31, 2004, 20.7% and 10.7% of the Company's billed and unbilled receivables were related to its two largest clients, respectively.

        For the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through August 1, 2004 the two largest clients accounted for 27.5%, 22.7% and 27.0% of fee income of the Predecessor, respectively. For the period from inception through December 31, 2004, the two largest clients accounted for 17.9% and 12.2% of fee income of the Successor, respectively.

Earnings Per Share

        Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and common stock equivalents outstanding during the period. The Company's convertible preferred stock is deemed to be a common stock equivalent and included in the computation of basic earnings per share because it receives dividends at a rate that results in a per share amount that is equivalent to the per share amount paid on common stock. Diluted earnings per share gives effect to dilutive options, warrants and other potential common stock outstanding during the period.

Segment Reporting

        The Company's activities are considered to be in a single industry segment for financial reporting purposes. The Company provides services that support the purchase and sale of and investment in mortgage loans and related securities across the mortgage loan lifecycle. Revenues from the Company's various products and services are affected by the same factors, primarily the origination of non-conforming mortgage loans and the issuance of non-agency mortgage-backed securities.

Adoption of New Accounting Pronouncements

        In March 2004, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its

Application to Certain Investments." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position ("FSP") EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. Management does not anticipate that issuance of a final consensus will materially impact the Company's financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock Based Compensation" which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under Accounting Principles Board ("APB") Opinion No. 25. In March 2005, the SEC released Staff Accounting Bulletin ("SAB") 107, "Share-Based Payment," which expresses views of the SEC Staff about the application of SFAS No. 123(R). In April 2005, the SEC issued a rule that SFAS No. 123(R) will be effective for annual reporting periods beginning on or after June 15, 2005. We previously adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for all awards granted to employees. Accordingly, the Company believes SFAS No. 123(R) will not have a material impact on the Company's financial statements.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 as of the effective date. However, it is not expected to have a material effect on the Company's financial condition or results of operations.

Note 3—Business Acquisitions

GRP and TMHC

        In March 2005, GRP and TMHC were combined to form the Company. In connection with this combination, the existing stockholders of each of GRP and TMHC entered into a share exchange agreement with the Company, whereby shares of common stock and convertible preferred stock of each of GRP and TMHC were exchanged for the Company's common stock, class B common stock, Series A convertible preferred stock and Series B convertible preferred stock (see Note 10).

        The outstanding shares of the convertible preferred stock are convertible into shares of the Company's common stock and redeemable preferred stock. The convertible preferred stock automatically converts pursuant to the formula described in Note 10 below upon the closing of the Company's first qualified underwritten public offering. As of December 31, 2004, the Series A and

Series B convertible preferred stock are carried on the accompanying consolidated balance sheet at their liquidation preference of $27,189,514 and $74,512,615, respectively. In the event the convertible preferred stock is converted to redeemable preferred stock, the liquidation preference of the redeemable preferred stock would be 97% of the liquidation preference of the convertible preferred stock.

Clayton Fixed Income Services Inc.

        On May 24, 2004, TA acquired a majority interest in CFIS and concurrently formed TMHC. The total consideration paid by TA for 77% of CFIS's outstanding common shares was $41,702,128 comprised of $27,702,128 in cash paid directly to founding shareholders, $4,000,000 in cash paid to CFIS in exchange for 247 shares of CFIS common stock, and $10,000,000 in cash paid to CFIS in connection with TMHC's issuance of convertible senior subordinated notes to TA, the proceeds of which were used to redeem shares from the CFIS founders (see Note 9). Each of the then outstanding shares of CFIS common stock was exchanged for common stock or convertible preferred stock of TMHC. After the share exchange the founding shareholders of CFIS held 2,150,000 shares of TMHC common stock and investment funds affiliated with TA Associates held 7,060,193 shares of TMHC convertible preferred stock aggregating $31,702,128. TMHC also incurred acquisition costs of $1,030,701. Including the dilutive effect of options available for issuance from the TMHC 2004 Stock Option and Grant Plan executed concurrently with the equity sale (see Note 9), TA held an approximate 73.5% interest in TMHC on a fully diluted basis.

        Subsequent to the formation of the Company, the 2,150,000 shares of TMHC common stock held by founding shareholders of CFIS were exchanged at a conversion rate of 1.25 per TMHC share for 2,687,500 shares of the Company's common stock and the 7,060,193 shares of TMHC convertible preferred stock were exchanged at a conversion rate of 1.25 per TMHC share for 8,825,241 shares of the Company's Series A convertible preferred stock.

        In accounting for the partial acquisition of CFIS by TA, TMHC applied purchase accounting as prescribed by SFAS No. 141, Business Combinations ("SFAS No. 141") and EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions. Under this accounting method, the purchase price for the portion of TMHC acquired by TA has been reflected at fair value with the difference between the purchase price and the sum of the fair value of tangible and identifiable intangible assets acquired less liabilities assumed resulting in the recording of identified intangible assets of $14,707,350 and goodwill of $30,796,352. Included in goodwill is $5,540,544 that resulted from a recognition of a deferred tax liability related to intangible assets that are not deductible for tax purposes. The allocation of the purchase price to these intangible assets is based on a number of significant assumptions as determined by the Company and its independent appraisal expert, including evaluation of the future income producing capabilities of these assets and related future expected cash flows.

        Prior to the exchange of equity on May 24, 2004, CFIS issued 247 shares of common stock for $4,000,000 in cash. As of December 31, 2004, this contribution is being held by the Company as an accrued distribution to founding shareholders in accordance with the terms of the share purchase agreement. The $4,000,000 was paid in April 2005. This amount is included in the accrued earn-out payment in the accompanying consolidated balance sheet as of December 31, 2004.

Clayton Services, Inc. and First Madison Services, Inc.

        On August 2, 2004, TA, through its newly formed entity GRP, acquired substantially all of the assets and certain liabilities of CSI and the stock of FMS, pursuant to a Contribution and Asset Transfer Agreement (the "Agreement") with GRP. GRP paid $120,000,000 in cash and issued 3,000,000 shares of common stock valued at $2,610,000. GRP also incurred acquisition costs of approximately $3,092,000. The acquisition was financed through borrowings pursuant to a term loan of $40,000,000, proceeds from the issuance of 6,780,000 shares of convertible preferred stock of GRP aggregating $70,000,000, and the issuance of certain subordinated notes and 220,000 shares of common stock with a carrying value of $191,400 (see Note 9) for proceeds of $20,000,000. The restricted cash on the accompanying balance sheet at December 31, 2004 includes $10,000,000 of the proceeds that was deposited into an escrow account to fund a contingent portion of the purchase price, as more fully described below.

        Subsequent to the formation of the Company, the 3,220,000 shares of GRP common stock were exchanged at an aggregate conversion rate of 3.5672 per GRP share for 10,058,234 shares of the Company's common stock and 1,428,092 of the Company's Class B common stock. The 6,780,000 shares of GRP convertible preferred stock were exchanged at a conversion rate of 3.5672 per GRP share for 24,185,493 shares of the Company's Series B convertible preferred stock with a liquidation preference of $74,512,615. The difference between the increase in the carrying value of preferred stock of $4,512,615 and the aggregate carrying value of $2,801,400 for all the common stock resulted in a decrease in stockholders' equity of $1,711,215.

        Pursuant to the Agreement, GRP assumed certain contractual arrangements whereby additional cash may be paid to the owners of CSI upon the attainment of certain specified financial criteria over the period from the date of the transaction through December 31, 2005. The total additional consideration aggregates to a maximum of $40,000,000. The first such contingent amount was measured and attained at December 31, 2004, amounted to $10,000,000 plus accrued interest, and is reflected as additional goodwill in the accompanying balance sheet and is included in restricted cash as of December 31, 2004. This amount, plus interest, was paid to the owners of CSI in August 2005. In November, 2005, the Agreement was amended and $10,000,000 plus accrued interest was paid to the former owners of CSI. Such amount was recorded as additional goodwill and increased the liquidation preference amount of the Series B convertible preferred stock by $10,000,000 plus accrued interest. Additionally, the amendment provided that the former owners of CSI will receive $13,250,000 in satisfaction of the remaining contingent payments, upon the occurrence of certain events, but in no event later than May 1, 2006.

        The following pro forma information presents the results of operations of the Company for the year ended December 31, 2004 as if the combination noted above was effected on January 1, 2004.

Revenue	$164,897,000
Net income	7,480,000
Earnings per share
Basic	$0.16
Diluted	$0.16

        The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. Fair values are based upon preliminary third party appraisals and internal studies and are subject to change.

	GRP	TMHC
Current assets	$37,862,951	$1,648,970
Property and equipment	5,532,861	—
Other assets	55,773	—
Intangible assets	86,323,000	14,707,350
Goodwill	5,382,193	30,796,352

Total assets acquired	135,156,778	47,152,672
Liabilities assumed	(9,454,857)	(5,450,544)

	$125,701,921	$41,702,128

Asset Purchase from NISYS, Inc.

        On March 18, 2005, the Company entered into an Asset Purchase Agreement through a subsidiary pursuant to which the subsidiary acquired substantially all of the assets and assumed liabilities of NISYS, Inc., including the assumption of an outstanding note, were purchased for an aggregate of $825,326 comprised of $764,642 of cash paid to the seller and $60,684 of transaction costs.

        The purchase price was allocated as follows:

Property and equipment	$353,713
Technology	1,060,327
Liabilities assumed	(588,714)

$825,326

This acquisition has not been presented on a pro forma basis because it is not deemed to be material.

Note 4—Cash and Cash Equivalents

        At December 31, 2003 and 2004, the Company maintained cash and cash equivalent balances in excess of $100,000 at two separate financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003 and 2004, the cash balances exceeded $100,000 by $4,568,049 and $22,980,258, respectively, including restricted cash.

Note 5—Property and Equipment

        Property and equipment consists of the following as of December 31:

	Predecessor	Successor
	2003	2004
Computer and office equipment	$3,237,419	$4,136,786
Software	—	3,030,503
Furniture and fixtures	1,566,934	2,548,568
Leasehold improvements	433,889	850,513
Website	1,336,319	280,317
Automobiles	247,957	170,433

	6,822,518	11,017,120
Less accumulated depreciation and amortization	3,302,950	1,476,027

	3,519,568	9,541,093
Software under development	—	862,347

	$3,519,568	$10,403,440

        Included in software at December 31, 2004, is $1,060,312 of internally developed software placed in service.

        For the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through August 1, 2004, the depreciation and amortization expense charged to operations of the Predecessor was $1,050,842, $1,163,237 and $792,511, respectively. For the period from inception through December 31, 2004, depreciation and amortization expense charged to operations of the Successor was $1,115,511.

Note 6—Goodwill and Other Intangible Assets

        As of December 31, 2004 intangible assets not subject to amortization consist of goodwill of $46,178,545 and trade names of $17,131,700. In October 2005, the Company's Board of Directors approved the discontinuance of the use of one of its trade names. As a result, there will be an impairment charge of $1,631,700.

        At December 31, 2004, the Company's intangible assets with identifiable useful lives, which continue to be amortized, consist of the following:

	Gross carrying amount	Accumulated amortization	Net
Customer relationships
Transaction management and advisory	$36,400,000	$839,472	$35,560,528
Staffing services	4,300,000	178,503	4,121,497
Portfolio management	10,714,600	577,588	10,137,012
Client backlog	2,146,200	259,621	1,886,579
Technology	26,842,900	2,344,080	24,498,820
Noncompetition agreements	3,494,950	308,709	3,186,241

	$83,898,650	$4,507,973	$79,390,677

        Estimated future amortization expense associated with these intangible assets during the next five fiscal years is as follows:

2005	$10,160,000
2006	$10,160,000
2007	10,160,000
2008	9,800,000
2009	6,450,000

Note 7—Fair Value of Financial Instruments

        The Company has determined the estimated fair values of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop fair value estimates. As a result, the estimates presented below are not necessarily indicative of the amounts that the Company could realize or be required to pay in a current market exchange.

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, Unbilled Receivables, Accounts Payable and Accrued Expenses

        The carrying amounts of these items are reasonable estimates of their fair values due to the short-term nature of these assets.

Debt

        The fair value of long-term debt approximates its carrying value at December 31, 2003 and 2004, based on an assessment of currently available terms for similar arrangements.

Interest Rate Cap Agreement

        The carrying amount of the Company's interest rate cap agreement in effect as of December 31, 2004 is fair value. The fair value of the interest rate cap agreement is based on estimates obtained from bankers to settle the agreements.

Note 8—Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consist of the following as of December 31:

	Predecessor	Successor
	2003	2004
Trade accounts payable
Vendor payables (primarily travel)	$1,636,737	$2,682,756
Other accounts payables	1,117,253	1,475,175
Accrued expenses
Bonuses	1,019,419	5,673,004
Payroll	513,123	785,804
Compensation expense	359,833	735,850
Travel expense	—	642,579
Accrued professional fees	—	1,400,433
Other accrued expenses	938,330	3,960,657

	$5,584,695	$17,356,258

Note 9—Long-Term Debt and Capital Lease Obligations

        Long-term debt and capital lease obligations consist of the following as of December 31:

	Predecessor	Successor
	2003	2004
Term loans	$7,499,997	$37,750,000
Senior subordinated and subordinated notes	—	29,486,478
Loans payable	97,826	75,166
Capital lease obligations	310,278	45,888

Total long-term debt	7,908,101	67,357,532
Less current portion	265,958	5,569,970

Long-term debt, net of current portion	$7,642,143	$61,787,562

Predecessor Credit Agreement

        On March 30, 2003, the Company obtained a $10,000,000 term loan with a financial institution and increased an existing line of credit to $5,000,000. The term loan was payable in monthly principal installments of $119,048, including interest at 2% above the LIBOR rate based on a seven-year amortization schedule (3.125% at December 31, 2003), with a balloon payment at the end of the five-year term. The provisions of the loan require the Company to comply with various financial covenants as defined in the loan agreement. The Company was in compliance with all covenants at December 31,

2003. The line of credit had an interest rate option of either LIBOR plus 2% repayable in fixed 30-day periods or Prime plus 1/4% with no fixed repayment period. At December 31, 2003, there was an outstanding balance of $1,500,000 on the credit line with interest payable at Prime plus 1/4% (4.25% at December 31, 2003) and $3,500,000 available under this facility. The outstanding balance on the line of credit was repaid on January 9, 2004. Balances outstanding under these credit facilities were repaid with the proceeds from the credit facility described below.

Credit Agreement

        On August 2, 2004, CSI entered into a credit agreement with a financial institution. The credit agreement provides CSI with borrowings of up to $60,000,000 under credit facilities consisting of a $40,000,000 Term Loan and a $20,000,000 revolving credit loan facility.

        The credit agreement is collateralized by substantially all of the assets of the CSI and FMS. The agreement contains covenants which, among other matters, (1) require the Company to maintain certain levels of (i) fixed charge ratio, (ii) total leverage ratio, and (iii) senior debt ratio, (2) place limitations on (i) total annual capital expenditures, (ii) lines of business, (iii) subordinated indebtedness, (iv) indebtedness, (v) liens, (vi) dividends and distributions, (vii) transactions with affiliates, (viii) investments, (ix) mergers, consolidations or sales, and (x) use of loan proceeds, all as defined in the agreement. The agreement also contains provisions for an increased rate of interest during periods of default. As of June 30, 2005, CSI had exceeded the credit agreement's total capital expenditure limitations and did not make a required pre-payment. The lenders subsequently waived compliance with these covenants without penalty and increased the annual capital expenditure limitations for fiscal years 2005 through 2009.

  Revolving Credit Loan Facility

        Under the revolving credit loan facility, which includes a $2,000,000 letter of credit facility, CSI may borrow up to a maximum of $20,000,000 based upon a multiple of earnings before interest, tax, depreciation and amortization, as defined ("EBITDA"). Loans under the revolving credit loan facility bear interest for the initial period (as defined) at the applicable London interbank offer rate ("LIBOR"), plus 4.25% or Prime Rate plus 2.75% and, thereafter, all loans under the revolving credit loan facility will bear interest at applicable margins over the LIBOR and Prime Rate determined on the basis of the Company's ratio of total debt to twelve months trailing EBITDA. In addition, the Company is required to pay a commitment fee of .5% based on the calculation of the excess of the revolving credit loan commitment over the revolving outstanding as defined. The revolving credit loan facility expires on August 2, 2009. At December 31, 2004, there was an outstanding balance of $4,026,908 on the revolving credit facility and $15,973,092 available under this facility. The interest rates at December 31, 2004, ranged from 6.66% to 6.69% for the outstanding LIBOR revolving facility obligation.

  Term Loan

        The Term Loan aggregates $40,000,000 and is payable in twenty consecutive quarterly installments commencing on September 30, 2004 consisting of (i) four quarterly installments of $1,125,000 through June 30, 2005, (ii) four quarterly installments of $1,625,000 through June 30, 2006, (iii) four quarterly installments of $2,000,000 through June 30, 2007, (iv) four quarterly installments of $2,375,000 through

June 30, 2008 and (v) four quarterly installments of $2,875,000 through June 30, 2009. This facility bears interest for the initial payment period at the applicable LIBOR plus 4.25% or Prime Rate plus 2.75% and, thereafter, bears interest at applicable margins based upon a total debt to EBITDA ratio. The interest rates as of December 31, 2004 ranged from 6.44% to 8.00%. On August 2, 2004, the Company paid $1,712,500 to execute the term loan. This cost was recorded as deferred financing cost and is amortized over the expected life of the term loan using the effective interest method, or as repayments are made. From August 2, 2004 through December 31, 2004 the amortization of the deferred financing cost aggregated $142,709 and is reflected as interest expense in the accompanying consolidated statement of income. The deferred financing cost, net of accumulated amortization, is included in other assets in the accompanying consolidated balance sheet.

  TMHC Revolving Credit Loan Facility

        TMHC had a $200,000 line of credit with a financial institution which matured on August 23, 2005 and was not renewed. Interest was payable at a rate of Prime plus 0.75%. This facility was secured by the TMHC's accounts and equipment and guaranteed by personal assets of the founding shareholders of CFIS. No balance was outstanding at December 31, 2004.

Interest Rate Cap

        In September 2004, CSI purchased an interest rate cap agreement to reduce the potential impact that interest rate increases could have on its floating-rate debt interest expense. The terms of the interest rate cap provide that the Company would receive quarterly payments equal to the notional amount multiplied by the difference by which LIBOR exceeds 5%. The initial notional amount was $20,000,000 and declines during the term of the agreement, which expires on September 30, 2006. As of December 31, 2004, the notional amount was $19,437,500. The interest rate cap does not qualify for hedge accounting under SFAS No. 133, as amended. The initial premium of $29,900 was recorded as an asset on the date of purchase. Subsequent declines in the fair value of this derivative are recorded as interest expense in the accompanying consolidated statement of income. During the period May 24, 2004 to December 31, 2004, the Company recorded $20,125 of interest expense based on a decline in the fair value of this derivative during the period.

Subordinated Note Agreements

  CSI Subordinated Note Purchase Agreement

        On August 2, 2004, CSI entered into a $20,000,000 subordinated note purchase agreement with certain stockholders of the Company and a lender to finance the acquisition of the Predecessor. As part of the subordinated note purchase agreement, CSI issued 220,000 shares of common stock to the stockholders which was valued at $191,400 for $0.01 per share or $2,200. The difference of $189,200 between the purchase price of the common stock and the share value was recorded as a reduction of the initial value of the subordinated notes. This discount will be amortized over the expected life of the subordinated notes using the effective interest method, or as payments are made. For the period May 24, 2004 through December 31, 2004, $13,319 was recorded as additional interest expense.

        The subordinated notes mature on August 2, 2010. The subordinated notes bear interest at the rate of 12% per annum.

        The subordinated note purchase agreement contains covenants which, among other matters, (1) require the CSI to maintain certain levels of (i) fixed charge ratio, (ii) total leverage ratio, and (iii) senior debt ratio, (2) place limitations on (i) total annual capital expenditures, (ii) lines of business, (iii) subordinated indebtedness, (iv) indebtedness, (v) liens, (vi) dividends and distributions, (vii) transactions with affiliates, (viii) investments, (ix) mergers, consolidations or sales, and (x) use of loan proceeds, all as defined in the agreement. The subordinated note purchase agreement also contains provisions for an increased rate of interest during periods of default. As of December 31, 2004 CSI was in compliance with these covenants, except for the cross-default provisions related to the covenants in the credit agreement. As more fully discussed in the Credit Agreement subsection of Note 7, compliance with these covenants in the credit agreement was subsequently waived by the senior lenders. The subordinated noteholders subsequently waived this non-compliance without penalty and increased the capital expenditure limitations for fiscal years 2005 through 2009.

  TMHC Subordinated Convertible Note Purchase Agreement

        On May 24, 2004, TMHC issued senior subordinated convertible notes due May 24, 2010, in the amount of $10,000,000 to TA. The notes bear an annual interest rate of 12% payable quarterly. On August 31, 2004, the notes were converted into senior subordinated notes in the amount of $9,990,000 bearing the same repayment terms and 289,807 common stock purchase warrants at an exercise price of $.01 per share. On August 31, 2004, the warrants were exercised.

        At the time the notes were converted, the TMHC assessed the related fair value of potential shares to be issued in connection with the warrants. The fair value of TMHC's warrants was estimated based upon the excess of the fair value per share of the Company, as determined by an independent valuation expert, over the exercise price of $.01 per share; and as a result, the warrants' fair value of $357,685 was recorded in equity, reducing the initial value of the senior subordinated notes. This discount is being accreted over the expected life of the senior subordinated notes using the effective interest method, or as repayments are made. During the period May 24, 2004 (date of inception) through December 31, 2004, $20,233 was recorded as additional interest expense.

Capitalized Lease Obligations

        At December 31, 2004, the Company leased approximately $98,273 of equipment under agreements accounted for as capital leases. The obligations for the equipment required the Company to make monthly payments through July 2005, with implicit interest rates from 0.00% to 5.69%.

        At December 31, 2003, the Company leased approximately $767,496 of equipment under agreements accounted for as capital leases. The obligations for the equipment required the Company to make monthly payments through July 2005, with implicit interest rates from 0.00% to 12.00%.

Loans Payable

        At December 31, 2003 and 2004, loans payable aggregated $97,826 and $75,166, respectively. In June 2005 the Company paid these loan balances in full. Certain automobiles were used as collateral against the loans payable. The obligations for these automobiles required the Company to make monthly payments through December 2007, with implicit interest rates from 5.59% to 7.02%.

Future maturities of Long-Term Debt and Capital Lease Obligations

        For years subsequent to December 31, 2004, scheduled annual maturities of long-term debt and capital lease obligations outstanding as of December 31, 2004 are as follows:

	Long-term debt	Capital lease obligation	Total
2005	$5,524,082	$45,888	$5,569,970
2006	7,275,594	—	7,275,594
2007	8,775,490	—	8,775,490
2008	10,500,000	—	10,500,000
2009	5,750,000	—	5,750,000
Thereafter	29,486,478	—	29,486,478

	$67,311,644	$45,888	$67,357,532

Note 10—Preferred Stock

        The Company has 8,825,241 authorized and issued shares of Series A convertible preferred stock, par value $0.01 per share and 24,185,493 shares of Series B convertible preferred stock, par value $0.01 per share. Also, the Company has authorized 8,825,241 and 24,185,493 shares of Series A and Series B redeemable preferred stock, respectively. These shares have a par value of $0.01 per share.

        Subsequent to the formation of the Company, the 7,060,193 shares of TMHC convertible preferred stock held by Investment Funds Affiliated with TA Associates, which constituted all the issued and outstanding shares of TMHC convertible preferred stock, were exchanged at a conversion rate of 1.25 per TMHC share for 8,825,241 shares of the Company's Series A convertible preferred stock and the 6,780,000 shares of GRP convertible preferred stock, which constituted all the issued and outstanding shares of GRP convertible preferred stock, were exchanged at a conversion rate of 3.5672 per GRP share for 24,185,493 shares of the Company's Series B convertible preferred stock.

        The outstanding shares of the convertible preferred stock are convertible into shares of the Company's common stock and redeemable preferred stock. Each share is convertible without payment of any additional consideration into one fully paid share of the Company's common stock and one fully paid share of the respective Company's Series A or Series B redeemable preferred stock. Both the Series A and Series B convertible preferred stock have a liquidation preference of $3.080880540 per share. The holders of shares of the convertible preferred stock are entitled to receive the dividends at such times and in the same amounts, if any, as are received by the holders of outstanding shares of common stock or Class B common stock, pro rata based on the number of shares of common stock or Class B common stock held by each holder, as determined on an as-converted basis. These dividends are non-cumulative.

        The convertible preferred stock automatically converts pursuant to the above formula upon the closing of the Company's first qualified underwritten public offering. As of December 31, 2004 and June 30, 2005, the Series A and Series B convertible preferred stock are classified for financial presentation in a separate category between liabilities and equity and carried at their liquidation preference of $27,189,514 and $74,512,615, respectively. Upon conversion of the Series A and Series B convertible preferred stock into common stock and redeemable preferred stock, the redemption amount of such redeemable preferred stock will be 97% of the value of such redeemable preferred stock.

        The Company has 8,825,241 shares designated as Series A redeemable preferred stock, par value $0.01 per share, and 27,837,046 shares designated as Series B redeemable preferred stock, par value $0.01 per share. Currently, there are no outstanding shares of Series A redeemable preferred stock or Series B redeemable preferred stock.

        The holders of not less than a majority of outstanding convertible preferred stock may voluntarily elect to convert their shares of convertible preferred stock into an equal number of shares of common stock and redeemable preferred stock at any time in connection with a liquidity event, or at any time after August 2, 2007, if the election is not made in connection with a liquidity event. At any time after March 31, 2011, the holders of a majority of the redeemable preferred stock may elect to redeem up to one-third their shares; after March 31, 2012, the holders of a majority of the redeemable preferred stock may elect to redeem up to two-thirds their shares; and after March 31, 2013, the holders of a majority of the redeemable preferred stock may elect to redeem all of their shares.

        Additionally, the holders of outstanding redeemable preferred stock are entitled to receive cumulative dividends at a rate of 3.25% per annum of the Series A redeemable preferred stock original issue price or the Series B redeemable preferred stock original issue price, as applicable, which such original issue price is $3.080880540 per share. The dividends on the outstanding redeemable preferred stock accrue daily in arrears and are compounded quarterly.

        Any shares of redeemable preferred stock that are not redeemed upon a redemption of redeemable preferred stock remain outstanding, and the Company must pay interest on the shares at a rate of 10% per year, which rate increases by 1% every six months until the redemption price and all interest thereon is paid in full.

Note 11—Commitments and Contingencies

Operating Leases

        The Company leases its office facilities and certain equipment under noncancelable operating lease arrangements expiring on various dates through 2013. Such leases include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property.

        Future minimum annual lease payments are as follows:

2005	$1,669,000
2006	1,918,000
2007	1,986,000
2008	1,801,000
2009	1,265,000
Thereafter	1,438,000

$10,077,000

        For the years 2002, 2003 and for the period January 1, 2004 through August 1, 2004 rent expense for the Predecessor was approximately $491,000, 916,400 and $728,000. For the period from inception through December 31, 2004 rent expense for the Successor was $618,884.

Employment Contracts

        On June 29, 2004, the Chief Executive Officer of CSI entered into an employment agreement with CSI. This employment agreement calls for a specified base salary and annual bonuses based on annual performance goals to be set by the Board of Directors. This employment agreement is for an original period of three years.

        On May 24, 2004, the President of CFIS entered into an employment agreement with CFIS. This employment agreement calls for a specified base salary and a pre-determined bonus for 2004 if certain performance objectives were obtained. This employment agreement is for an original term of two years.

        In addition, various members of senior management have entered into employment agreements which are terminable upon thirty days notice by either the Company or the employee and provide for certain specified benefits including severance payments upon termination or resignation and in one case a retention bonus.

Litigation

        In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 12—Income Taxes

        The Predecessor elected "S" corporation status under section 1372 of the Internal Revenue Code effective August 1, 1994. Under this section, the net income of the Company was taxed directly to the Company's stockholders and not to the Company. The Company was directly liable for certain state and local income taxes as an S-corporation.

        The state and local income tax provisions of the Predecessor for continuing operations were as follows:

	Year ended December 31		For the period January 1, 2004 through August 1, 2004
	2002	2003
Current	$(91,805)	$(45,820)	$(165,586)
Deferred	139,800	108,050	(93,850)

Income tax benefit (provision)	$47,995	$62,230	$(259,436)

        For the period from the date of inception through December 31, 2004, the Successor's income tax provision resulted in effective tax rates that varied from the statutory Federal income tax rate. The components of the income tax expense are as follows:

Pre-tax book income at statutory rate of 34%	$1,936,855	34.00%
State taxes	287,644	5.05%
Permanent items	129,600	2.27%

	$2,354,099	41.32%

        The components of deferred tax assets and liabilities at December 31, 2004 are as follows:

Deferred tax assets
Deferred rent	$233,565
Allowance for doubtful accounts	34,410
Deferred revenue	21,124
Accrued bonus	18,530

307,629
Deferred tax liabilities
Property and equipment	(1,133,309)
Amortization of intangibles	(4,681,124)

(5,814,433)

Net deferred tax	$(5,506,804)

        The components of the provision for income taxes from the date of inception through December 31, 2004 are as follows:

Current
Federal	$1,899,748
State	462,315

2,362,063
Deferred
Federal	4,361
State	(12,325)

(7,964)

Provision for income taxes	$2,354,099

Note 13—Related Party Transactions

        At December 31, 2004, CSI owed an affiliated entity $304,466. This amount was payable to the former owner of CSI and represent an overpayment by the former owner of payroll taxes. In August 2005 CSI repaid the balance owed in full.

        TMHC has contracts to perform Credit Risk Management services for portfolios managed by a stockholder. Revenues generated from the contracts from the date of inception through December 31, 2004 of approximately $404,400 were included in service fee revenue in the consolidated income statement and $118,432 was included in accounts receivable at December 31, 2004.

        At December 31, 2004, amounts due from a related party in the amount of $139,171 relates to expenses paid by the Company on behalf of a stockholder. These amounts were paid in full by April 30, 2005.

        As described in Note 3, the Company has subordinated note and subordinated convertible note purchase agreements with certain stockholders of the Company. Interest expense on these notes was $1,310,000 for the year ended December 31, 2004.

        TMHC accrued distributions to owners totaling $1,759,370 in the period from January 1, 2004 through May 23, 2004, prior to the formation of TMHC. $840,000 was paid to owners in the period January 1, 2004 through May 23, 2004 and $919,370 was paid to owners in the period May 24, 2004 through December 31, 2004.

        At December 31, 2004, $4,000,000 was held by TMHC as an accrued distribution to founding stockholders in accordance with the terms of the equity sale discussed in Note 3. This amount was paid in April, 2005. This amount is included in accrued earn-out payments on the accompanying consolidated balance sheet as of December 31, 2004.

        The Company had sales aggregating $1,815 with affiliated entities during the year ended December 31, 2002.

        Related party transactions included in billed and unbilled receivables at December 31, 2003 aggregated $47,419.

        At December 31, 2003, there were $2,000,000 of notes receivable from a stockholder outstanding, which were payable on demand. This balance was repaid in full in April, 2004.

        Bad debt expense of $157,841 for the year ended December 31, 2002 includes fees aggregating $129,549 from an affiliated entity that subsequently were required to be written off.

Note 14—Employee Savings Plan

        The Company has two employee savings plans one is sponsored by CSI and the other by TMHC. Each plan provides for optional employer participation in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plans allow participants to make pretax contributions. To be eligible to participate in the plans, employees not covered under collective bargaining agreements must meet certain age and service requirements. In addition to employee contributions, the Board of Directors may approve additional Company contributions. For the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through August 1, 2004, the Predecessor made contributions of $47,667, $36,556 and $30,851 to the plan, respectively. The Company made contributions to the plans on behalf of participating employees in the amount of $174,247 during the period from the date of inception through December 31, 2004.

Note 15—Stock Options

        During the period from the date of inception through December 31, 2004, the Company granted a total of 967,500 options with a weighted average strike price of $1.09 per share and a weighted average fair value of $0.53 per share. As of December 31, 2004, there were 1,169,927 shares available for future grants.

        The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding		Options Exercisable
Exercise Price	Options Outstanding	Remaining Contractual Life (yrs.)	Number Exercisable	Weighted Average Exercise Price
$0.87	437,500	9.83	—	—
1.25	200,000	6.42	114,583	$1.25
1.29	330,000	7.00	82,500	1.29

	967,500	8.16	197,083	$1.27

        On March 31, 2005, the holders of all of the outstanding shares of common and convertible preferred stock of each of GRP and TMHC contributed their respective shares in exchange for like securities of the Company. In connection with this transaction, all outstanding stock options granted under each of the TMHC 2004 Stock Option and Grant Plan and the GRP 2004 Stock Option and Grant Plan were assumed by the Company and became options under the Company's 2005 Option Plan. The exercise price of each original option and the number of options were appropriately adjusted to reflect the exchange ratio of the respective common shares and full credit was given for all vesting under the old plans. Upon conversion, the term of the options under the TMHC 2004 Stock Option and Grant Plan was changed from seven to ten years. Subsequent to this transaction, the original TMHC and GRP plans were terminated.

        The 2005 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2005 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

        The March 31, 2005 cancellation and replacement had no accounting consequence since the aggregate intrinsic value of the options immediately after the cancellation and replacement was not greater than the aggregate intrinsic value immediately before the cancellation and replacement, and the ratio of the exercise price per share to the fair value per share was not reduced.

        The Company adopted the fair value measurement provisions of SFAS No. 123, under which the Company recognizes compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. Adoption of these provisions resulted in utilizing a preferable accounting method as the consolidated financial statements present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. The ongoing effect on consolidated results of operations or financial condition will be dependent upon future stock based compensation awards granted. The Company utilizes the Black-Scholes option valuation method to calculate the fair market value of the options using assumptions in effect on the date of the grant, as follows:

Expected life (in years)	6.5–7.5
Risk-free interest rate	3.5%–4.3%
Volatility	25%–57%
Dividend	0%

        The Company recognized approximately $130,000 of expense related to the stock option grants summarized above over the vesting period of such options from the date of inception through December 31, 2004 and will recognize approximately $0.3 million of expense related to these grants over the vesting period of such options.

Note 16—Stockholders' Equity

Common Stock

        At December 31, 2004, the Company has 60,000,000 shares of Common Stock, of which 13,107,993 are issued and outstanding. The Company also has 1,428,092 shares of Class B Common Stock, all of which are issued and outstanding. The provisions of the Company's common stock and Class B common stock are the same with the exception of the Class B common stock having no voting rights.

        At December 31, 2003, the Company had 16,440,000 shares of authorized Common Stock, of which 3,220,000 shares were issued and outstanding.

Note 17—Earnings Per Share

        The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations for the periods indicated:

	Predecessor						Successor
	Year ended December 31				For the period January 1, 2004 through August 1, 2004		For the period from inception through December 31, 2004
	2002		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$10,058,701	$10,058,701	$15,350,331	$15,350,331	$13,386,017	$13,386,017	$3,342,532	$3,342,532
Weighted average number of common shares outstanding	10,162,309	10,162,309	10,162,309	10,162,309	10,162,309	10,162,309	36,137,400	36,137,400
Dilutive effect of stock options	—	—	—	—	—	—	—	244,747

Total weighted average number of common shares outstanding	10,162,309	10,162,309	10,162,309	10,162,309	10,162,309	10,162,309	36,137,400	36,382,147

Earnings per share	$0.99	$0.99	$1.51	$1.51	$1.32	$1.32	$0.09	$0.09

        The computation of weighted average number of common shares outstanding for the period from inception through December 31, 2004 excludes 662,500 shares because the effect would be antidilutive.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Clayton Fixed Income Services Inc.
(formerly known as The Murrayhill Company)

        We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Clayton Fixed Income Services Inc. (formerly known as The Murrayhill Company) and its subsidiary (the Company) for the period from January 1, 2004 through May 23, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the results of operations and cash flows of Clayton Fixed Income Services Inc. for the period from January 1, 2004 through May 23, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

New York, New York
October 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders
Clayton Fixed Income Services Inc.
(formerly known as The Murrayhill Company)

        We have audited the accompanying consolidated balance sheet of Clayton Fixed Income Services Inc. (formerly known as The Murrayhill Company) (the Company) as of December 31, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clayton Fixed Income Services Inc. at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Denver, Colorado
March 19, 2004

CLAYTON FIXED INCOME SERVICES INC.

(F/K/A THE MURRAYHILL COMPANY)

CONSOLIDATED BALANCE SHEET

December 31, 2003
ASSETS
Current assets
Cash and cash equivalents	$2,094,566
Accounts receivable, net of allowance for doubtful accounts of $4,100	598,772
Prepaid expenses	23,736

Total current assets	2,717,074
Property and equipment, net	1,266,950
Other assets	113,884

Total assets	$4,097,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$64,479
Accrued liabilities	1,171,774

Total current liabilities	1,236,253
Deferred rent	133,989

Total liabilities	1,370,242

Commitments and contingencies
Shareholders' equity
Common stock, $.01 par value, 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	74,970
Retained earnings	2,652,666

Total shareholders' equity	2,727,666

Total liabilities and shareholders' equity	$4,097,908

The accompanying notes are an integral part of this statement.

CLAYTON FIXED INCOME SERVICES INC.

(F/K/A THE MURRAYHILL COMPANY)

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
			For the period January 1, 2004 through May 23, 2004
	2002	2003
Revenue	$5,755,231	$10,987,881	$6,097,018
Cost of services
Compensation expense	1,300,246	2,397,216	1,493,351
Travel and related expenses	2,783	1,233	30,937
Other direct costs	6,350	—	—

Total cost of services	1,309,379	2,398,449	1,524,288

Gross profit	4,445,852	8,589,432	4,572,730
Operating expenses
Salaries and benefits	2,331,969	4,143,121	1,373,978
Other selling, general and administrative expenses	1,219,387	2,182,525	1,029,600
Depreciation and amortization	133,122	244,904	116,263

Total operating expense	3,684,478	6,570,550	2,519,841

Income from operations	761,374	2,018,882	2,052,889
Interest expense (income), net	1,889	(2,022)	(5,852)

Net income	$759,485	$2,020,904	$2,058,741

The accompanying notes are an integral part of these statements.

CLAYTON FIXED INCOME SERVICES INC.

(F/K/A THE MURRAYHILL COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2002	3,000	$30	$74,970	$346,277	$—	$421,277
Net income	—	—	—	759,485	—	759,485

Balance at December 31, 2002	3,000	30	74,970	1,105,762	—	1,180,762
Net income	—	—	—	2,020,904	—	2,020,904
Distributions	—	—	—	(474,000)	—	(474,000)

Balance at December 31, 2003	3,000	30	74,970	2,652,666	—	2,727,666
Net income from January 1, 2004 through May 23, 2004	—	—	—	2,058,741	—	2,058,741
Issuance of common stock	247	2	3,999,998	—	—	4,000,000
Repurchase of common stock	—	—	—	—	(10,000,000)	(10,000,000)
Cost associated with the issuance of common stock	—	—	(783,543)	—	—	(783,543)
Distributions	—	—	(1,047,963)	(4,711,407)	—	(5,759,370)

Balance at May 23, 2004	3,247	$32	$2,243,462	$—	$(10,000,000)	$(7,756,506)

The accompanying notes are an integral part of this statement.

CLAYTON FIXED INCOME SERVICES INC.

(F/K/A THE MURRAYHILL COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
			For the period January 1, 2004 through May 23, 2004
	2002	2003
Cash flows from operating activities
Net income	$759,485	$2,020,904	$2,058,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	133,122	244,904	116,263
Deferred rent	—	—	127,073
Loss on sale of fixed assets	—	31,082	—
Changes in operating assets and liabilities:
Accounts receivable, net	(9,891)	(259,327)	(649,818)
Due from related parties	11,222	—	(133,289)
Prepaid expenses	(1,877)	(4,882)	(222,284)
Other assets	(639)	(94,885)	—
Accounts payable and accrued liabilities	11,810	1,261,767	123,639

Net cash provided by operating activities	903,232	3,199,563	1,420,325

Cash flows from investing activities
Purchase of property and equipment	(402,601)	(1,058,377)	(121,328)
Proceeds from sale of fixed assets	—	32,183	—

Net cash used in investing activities	(402,601)	(1,026,194)	(121,328)

Cash flows from financing activities
Distributions	—	(474,000)	(840,000)
Proceeds from convertible note	—	—	9,752,841
Purchase of treasury stock	—	—	(10,000,000)
Net proceeds from issuance of common stock	—	—	3,216,457
Proceeds from bank line of credit	135,000	—	—
Payment on note payable to related party	(135,000)	—	—
Payment on bank line of credit	(335,000)	—	—
Payment on bank note payable	(47,195)	—	—

Net cash (used in) provided by financing activities	(382,195)	(474,000)	2,129,298

Net increase in cash and cash equivalents	118,436	1,699,369	3,428,295
Cash and cash equivalents at the beginning of period	276,761	395,197	2,094,566

Cash and cash equivalents at the end of period	$395,197	$2,094,566	$5,522,861

Supplemental cash flow information
Cash paid for interest	$7,469	$—	$—

The accompanying notes are an integral part of these statements.

CLAYTON FIXED INCOME SERVICES INC.

(F/K/A THE MURRAYHILL COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Summary of Significant Accounting Policies

Organization and Description of Business

        Clayton Fixed Income Services Inc. (formerly known as The Murrayhill Company) (the Company or CFIS) was formed as an S corporation on April 1, 1997. On January 22, 2004, the Company formed IPS, a wholly-owned subsidiary, to develop and provide additional service offerings to the fixed-income industry.

        The Company monitors and reports on the performance of defaulted loans, loan servicers, master servicers, and trustees in securitized and wholly-owned mortgage and other credit pools. The Company is retained by the issuer of securitized loan pools to act as a party to the securitized transaction. The Company is retained for the life of the transaction, with the responsibility of monitoring and reporting credit risk issues affecting the security. The Company advises the servicer, master servicer, trustee, and asset manager in a transaction of systemic weaknesses affecting loan performance, as well as resolution tactics for individual loans in default. The Company additionally performs consulting and benchmarking analyses of the servicers and master servicers it monitors.

        On May 24, 2004, investment funds affiliated with TA Associates, Inc. (TA) acquired a majority interest in CFIS and concurrently formed TMHC Holdings, Inc. (TMHC). TMHC was formed to acquire CFIS. The total consideration paid by TA for 77% of CFIS's outstanding common shares was $41,702,128 comprised of $27,702,128 in cash paid directly to founding shareholders, $4,000,000 in cash paid to CFIS in exchange for 247 shares of CFIS common stock, and $10,000,000 in cash paid to CFIS in connection with TMHC's issuance of convertible senior subordinated notes to TA the proceeds of which were used to redeem shares from the CFIS Founders. Each of the then outstanding shares of CFIS common stock was exchanged for common stock or convertible preferred stock of TMHC. After the share exchange, the founding shareholders of CFIS held 2,150,000 shares of TMHC common stock and investment funds affiliated with TA held 7,060,193 shares of TMHC convertible preferred stock aggregating $31,702,128. Including the dilutive effect of options available for issuance from TMHC's 2004 Stock Option and Grant Plan executed concurrently with the equity sale, TA held an approximate 73.5% interest in TMHC on a fully diluted basis. Prior to the exchange of equity on May, 24, 2004, CFIS issued 247 shares of common stock for $4,000,000 in cash.

Significant Accounting Policies

        Significant accounting policies followed by the Company, a summarized below, are in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

        Allowance for Uncollectible Receivables.    Provision for uncollectible accounts is made in amounts approximating anticipated losses. Individual accounts are written off against the allowance when collection of the accounts appears doubtful.

        Cash and Cash Equivalents.    The Company considers all highly liquid investments with an original maturity date of 90 days or less from the date of acquisition to be cash and cash equivalents. The Company invests its excess cash in deposits with banks and liquid money market accounts.

        Basis of Consolidation.    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, after eliminations of intercompany transactions and balances.

        Property and Equipment.    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives as follows:

Software	3 years
Computer and office equipment	5 years
Office furniture	7 years
Leasehold improvements	3-6 years

        Impairment of Long-Lived Assets.    The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). The Company periodically reviews the carrying amount of its equipment to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Upon review of the carrying amount of the Company's long-lived assets as of December 31, 2003, the Company concluded that no adjustment was required under the provisions of SFAS No. 144.

        Revenue Recognition.    Revenue is recognized when persuasive evidence of an arrangement exists, the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. As a party to the trust of mortgage-backed securities, the Company receives a monthly fee calculated as the product of a negotiated rate by the underlying collateral principal balance.

        Likewise, when the Company is not a party to the trust, the Company receives a monthly fee as calculated above, or calculated as the product of a negotiated rate by the number of defaulted loans in the monitored pool. These fees are recognized as revenue each month for services rendered.

        Advertising Cost.    The Company expenses advertising costs as incurred. Advertising costs incurred during in 2002, 2003 and the period January 1, 2004 through May 23, 2004 were minimal.

        Use of Estimates.    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration Risk

        The Company has three clients that each make up more than 10% of total revenue. These three clients represent 58%, 71% and 69% of the consolidated annual revenue of the Company for the years ended December 31, 2002 and 2003 and the period ended May 23, 2004, respectively.

Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments. Such information is based on the requirements set forth in that Statement and does not purport to represent the aggregate net fair value of the Company. The fair values of the Company's financial instruments, consisting of cash and cash equivalents, receivables, payables, notes receivable and payable, and servicing rights, are considered to approximate their carrying amounts, due to either their short terms to maturity, or stated interest rates on the instruments that approximate their market rates.

Income Taxes

        The Company is not subject to income taxes, as the Company's tax filing status is that of an S corporation. All tax consequences of the Company's operations are passed through to and reported by the individual shareholders on their personal income tax returns.

Note 2—Line of Credit

        The Company had a $200,000 line of credit with Colorado Business Bank. Interest was payable at a rate of prime plus 0.75%. This credit line matured on August 23, 2005, and was secured by the Company's accounts and equipment and guaranteed by personal assets of the founding stockholders. There was no outstanding balance as of December 31, 2003.

Note 3—Property and Equipment

        The Company's investment in property and equipment consists of the following as of December 31, 2003:

Computer equipment	$607,141
Office furniture and equipment	590,527
Software	122,014
Leasehold improvements	330,406

1,650,088
Accumulated depreciation and amortization	(383,138)

$1,266,950

Note 4—Leases

        The Company leases certain facilities and equipment under noncancelable operating lease agreements. Rent expense, which is being recognized on a straight-line basis over the related lease terms, was $260,085, $409,395 and $242,318 for the years ended December 31, 2002 and 2003 and the period January 1, 2004 through May 23, 2004, respectively.

        As of December 31, 2003 future minimum rental commitments for the operating leases are as follows:

2004	$223,000
2005	302,000
2006	404,000
2007	402,000
2008	409,000
Thereafter	239,000

Total lease payments	$1,979,000

Note 5—Accrued Liabilities

        Accrued liabilities consist of the following as of December 31, 2003:

Accrued bonuses-owner	$850,000
Accrued bonuses	140,000
Accrued sales commissions	108,087
Other	73,687

$1,171,774

Note 6—Related Party Transactions

        The Company has contracts to perform credit risk management services for portfolios managed by a stockholder. Revenues generated from the contracts for the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through May 23, 2004 were $218,248, $315,988 and $186,904, respectively, and is included in service fee revenue in the consolidated income statement.

        During the period January 1, 2004 through May 23, 2004 the Company paid expenses on behalf of its shareholder aggregating $139,171. These amounts were subsequently repaid to the Company by the stockholder.

        The Company accrued distributions to shareholders totaling $1,759,370 during the period January 1, 2004 through May 23, 2004, of which $840,000 was paid to stockholders prior to May 23, 2004 and $919,370 was paid subsequent to May 23, 2004.

Note 7—401(k) Salary Deferral Plan

        The Company sponsors a 401(k) Profit Sharing Plan and Trust (the Plan), pursuant to which eligible employees may defer compensation for income tax purposes under section 401(k) of the Internal Revenue Code of 1986. Participation in the Plan is available to all employees who meet eligibility requirements. Eligible employees may contribute up to the maximum allowed by law. Matching contributions may be made as described in the Plan document. Matching contributions by the Company to the Plan on behalf of participating employees was $85,086, $119,830 and $75,165 during the years ended December 31, 2002 and 2003 and during the period January 1, 2004 through May 23, 2004, respectively.

                    Shares

Common Stock

PROSPECTUS

                        , 2006

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed after the date of this prospectus.

        Until                             , 2006 (which is 25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

William Blair & Company	Piper Jaffray
Sole Book-Running Manager	Co-Lead Manager

SunTrust Robinson Humphrey

JMP Securities

America's Growth Capital

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the Nasdaq National Market Listing Fee.

	Amount To Be Paid
SEC registration fee		$27,071
NASD filing fee		23,500
NASDAQ National Market listing fee		5,000
Printing and mailing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous
Total	$

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

        Article VII of our Second Amended and Restated Certificate of Incorporation, as amended to date (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

        Article V of our Amended and Restated By-Laws, as amended to date (the "By-Laws"), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

        In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

        We have entered into indemnification agreements with each of our directors, certain of our executive officers and with TA Associates, Inc. and each of its associated investment funds. These agreements provide that we will indemnify each of our directors, certain of our executive officers and such other entities to the fullest extent permitted by law. In addition, our stockholders agreement provides indemnification to TA Associates and its associated investment funds for damages, expenses, losses or diminutions in value arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of Clayton, or otherwise relating to their involvement with Clayton.

        We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        During the past three years, we (including our predecessor entities, Clayton Services, Inc. and CFIS), have sold and issued the following unregistered securities:

        (1)   On May 24, 2004, CFIS and the founding stockholders of CFIS sold 2,016 shares of their common stock to investment funds affiliated with TA Associates, Inc. for an aggregate purchase price of $31,702,128. Subsequent to the consummation of that transaction, TA Associates and the founding stockholders exchanged their shares of common stock for shares of TMHC Holdings, Inc. common stock and convertible preferred stock.

        (2)   Also on May 24, 2004, as part of the transaction described in item (1) above, CFIS sold to affiliates of TA Associates $10,000,000 of 12% senior subordinated convertible notes.

        (3)   On August 2, 2004, Clayton Services sold 6,780,000 shares of its convertible preferred stock, which are convertible into 6,780,000 shares of its redeemable preferred stock and 6,780,000 shares of our common stock, to affiliates of TA Associates for an aggregate purchase price of $70,000,000.

        (4)   On August 2, 2004, as part of the transaction described in item (3) above, Clayton Services sold $20,000,000 of 12% subordinated notes to investment funds affiliated with TA Associates and other investors.

        (5)   On August 31, 2004, TA Associates converted its 12% senior subordinated convertible notes into warrants to purchase 289,807 shares of common stock of TMHC Holdings, which were immediately exercised, and 12% senior subordinated notes of CFIS in the principal amount of $9,990,000.

        (6)   On March 31, 2005, we consummated a share exchange with TA Associates and the existing shareholders of TMHC Holdings and GRP, wherein all existing shares of common stock and convertible preferred stock of each of GRP and TMHC Holdings were exchanged for our 13,107,993 shares of our common stock, 1,428,092 shares of our class B common stock, 14,555,451 shares of our series A convertible preferred stock and 24,185,493 shares of our series B convertible preferred stock. The series A convertible preferred stock is convertible into our common stock and series A redeemable preferred stock, and the series B convertible preferred stock is convertible into our common stock and series B redeemable preferred stock.

        (7)   On March 31, 2005, in connection with the merger and reorganization of Clayton Services and TMHC Holdings, the outstanding options held by employees and officers of each of Clayton Services and TMHC Holdings were converted into an aggregate of 2,446,100 options to purchase shares of our common stock at exercise prices ranging from $0.24 to $1.03 under our 2005 Option Plan. Furthermore, the existing option plans for each of Clayton Services and CFIS were terminated in all respects.

        (8)   In April 2005, July 2005, September 2005 and October 2005, pursuant to our 2005 Option Plan, we issued an aggregate of 3,588,375 options to purchase shares of our common stock to certain of our executive officers, including Frank P. Filipps, Steven L. Cohen and Frederick C. Herbst, other employees and non-employee directors, at exercise prices ranging from $1.50 to $1.70.

        The sales of securities described in items (1)—(6) above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuance of the securities described in items (7)-(8) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act of 1933 as a transaction pursuant to a compensatory benefit plan approved by the registrant's board of directors or Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits.

        (a)   See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

        (b)   Financial Statement Schedules

        None.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shelton, State of Connecticut, on December 21, 2005.

CLAYTON HOLDINGS, INC.
By:	/s/ FREDERICK C. HERBST Frederick C. Herbst Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 21, 2005:

Signature	Title
* Frank P. Filipps	Chief Executive Officer and Director (Principal Executive Officer)
* Frederick C. Herbst	Chief Financial Officer (Principal Financial and Accounting Officer)
* Stephen M. Lamando	President and Director
* Todd R. Crockett	Director
* Margaret Sue Ellis	Director
* Roger B. Kafker	Director
* Brian L. Libman	Director
* Frank L. Raiter	Director
By:	/s/ FREDERICK C. HERBST Frederick C. Herbst Attorney-In-Fact

EXHIBIT INDEX

Number Description

Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of the Registrant
3.2	*	Amended and Restated By-laws of the Registrant
4.1	*	Specimen Stock Certificate
4.2	**	Registration Rights Agreement by and among the Registrant, the Investors and the Founders named therein, dated as of March 31, 2005
5.1	*	Opinion of Goodwin Procter LLP
10.1	**	2005 Stock Option and Grant Plan
10.2	**	Form of Incentive Stock Option Agreement under the 2005 Stock Option and Grant Plan
10.3	**	Form of Non-Qualified Stock Option Agreement under the 2005 Stock Option and Grant Plan
10.4	*	2006 Stock Option and Incentive Plan
10.5	*	Form of Incentive Stock Option Agreement under the 2006 Stock Option and Incentive Plan
10.6	*	Form of Non-Qualified Stock Option Agreement under the 2006 Stock Option and Incentive Plan
10.7	*	Form of Restricted Stock Award Agreement under the 2006 Stock Option and Incentive Plan
10.8	**	Stockholders Agreement by and among the Registrant, the Investors and the Founders named therein, dated as of March 31, 2005
10.9	**	Employment Agreement between the Registrant and Frank Filipps, dated April 25, 2005
10.10	**	Employee Agreement between the Registrant and Frank Filipps, dated April 25, 2005
10.11	**	Employment Agreement between Clayton Services, Inc. and Stephen M. Lamando, dated June 29, 2004
10.12	**	Amended and Restated Non-Competition Agreement between Clayton Services, Inc. and Stephen M. Lamando, dated August 2, 2004
10.13	**	Employment Agreement between the Registrant and Frederick C. Herbst, dated September 19, 2005
10.14	**	Employment Agreement between Clayton Technologies, Inc. and Louis Iannaccone, dated September 15, 2004
10.15	**	Employee Agreement between Clayton Technologies, Inc. and Louis Iannaccone, dated September 15, 2004
10.16	**	Employment Agreement between Clayton Services, Inc. and Steven L. Cohen, dated December 21, 2004
10.17	**	Agreement for the Protection of Trade Secrets between Clayton Fixed Income Services Inc. and Margaret Sue Ellis, dated May 24, 2004
10.18	*	Form of Indemnification Agreement between the Registrant and each of its Directors and certain of its executive officers
10.19	**	Credit Agreement by and among Clayton Services, Inc., as Borrower, Madison Capital Funding LLC, as Lender, Administrative Agent, Sole Lead Arranger and Joint Bookrunner, JPMorgan Chase Bank, as Joint Bookrunner and Syndications Agent, and Merrill Lynch Capital, as Documentation Agent, dated August 2, 2004
10.20	**	Subordinated Note Purchase Agreement by and among Clayton Services, Inc., as Borrower, GRP Holdings, Inc., Clayton Technologies, Inc. and First Madison Services, Inc., as Guarantors, and the Lamando Charitable Remainder Trust u/a May 15, 2004, TA Subordinated Debt Fund, L.P., TA Investors II, L.P., Libman Family Holdings LLC and Madison Capital Funding LLC, as Noteholders, dated as of August 2, 2004
10.21	**	Subordinated Note of Clayton Services, Inc. issued in favor of TA Subordinated Debt Fund, L.P., dated as of August 2, 2004
10.22	**	Subordinated Note of Clayton Services, Inc. issued in favor of the Lamando Charitable Remainder Trust u/a May 15, 2004, dated as of August 2, 2004

10.23	**	Subordinated Note of Clayton Services, Inc. issued in favor of Libman Family Holdings LLC, dated as of August 2, 2004
10.24	**	Subordinated Note of Clayton Services, Inc. issued in favor of TA Investors II, L.P., dated as of August 2, 2004
10.25	**	Subordinated Note of Clayton Services, Inc. issued in favor of Madison Capital Funding LLC, dated as of August 2, 2004
10.26	**	Subordinated Convertible Note Purchase Agreement by and among Clayton Fixed Income Services Inc., as Borrower, and TA Subordinated Debt Fund, L.P. and TA Investors II, L.P., as Noteholders, dated as of May 24, 2004
10.27	**	Senior Subordinated Note of Clayton Fixed Income Services Inc. issued in favor of TA Subordinated Debt Fund, L.P., dated as of August 31, 2004
10.28	**	Senior Subordinated Note of Clayton Fixed Income Services Inc. issued in favor of TA Investors II, L.P., dated as of August 31, 2004
10.29	**	Assignment of Lease between Clayton Services, Inc., Robert D. Scinto and BrandDirect Marketing, Inc., dated August 31, 1999, and Commercial Lease between Robert D. Scinto and BrandDirect Marketing, Inc. for 2 Corporate Drive, 3rd Floor, Shelton, CT, dated March 5, 1999, and as amended on August 31, 1999, February 10, 2004, March 31, 2004, August 30, 2004, December 13, 2004 and January 11, 2004
10.30	**	Commercial Lease between Clayton Services, Inc. and Robert D. Scinto for 2 Corporate Drive, 8th Floor, Shelton, CT, dated December 2, 2002
10.31	**	Commercial Lease between Clayton Fixed Income Services Inc. and Fifth Street—Denver Center, LLC for 1700 Lincoln Street, Suite 1600, Denver, CO, dated April 1, 2003, and as amended on March 15, 2004
10.32	**	Sublease Agreement between Clayton Services, Inc. and Employers Insurance Company of Wausau for 13101 Telecom Drive, Tampa Telecom Park, Temple Terrace, FL, dated August 11, 2004
10.33	**	Waiver and Amendment No. 1 to Credit Agreement, by and among Clayton Services, Inc., as Borrower, Madison Capital Funding LLC, as Lender, Administrative Agent, Sole Lead Arranger and Joint Bookrunner, JPMorgan Chase Bank, as Joint Bookrunner and Syndications Agent, and Merrill Lynch Capital, as Documentation Agent, dated as of October 25, 2005
10.34	**	Consent and Amendment Pertaining to Subordinated Note Purchase Agreement by and between Clayton Services, Inc. and TA Subordinated Debt Fund, L.P., dated as of November 2, 2005
10.35	**	First Amendment to the Stockholders Agreement by and among the Registrant, the Investors and the Founders named therein, dated as of November 4, 2005
10.36		Sublease Agreement between Clayton Services, Inc. and Rx Solutions, Inc. for 13101 Telcom Drive, Tampa Telcom Park, Temple Terrace, FL, dated October 31, 2005.
10.37		Credit Agreement, dated as of December 8, 2005, by and among Clayton Holdings, Inc., as Company, the Lender listed therein, as Lenders, BNP Paribas, as Administrative Agent and JPMorgan Chase Bank, N.A., as Syndication Agent
21.1	**	List of Subsidiaries
23.1		Consent of Grant Thornton LLP
23.2		Consent of Ernst & Young LLP
23.3	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	**	Power of Attorney

*
To be filed by amendment

**
Previously filed